Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222630
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 1 DATED MARCH 14, 2019
TO THE PROSPECTUS DATED SEPTEMBER 5, 2018
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 5, 2018 (the “Prospectus”). This Supplement supersedes and replaces all prior supplements to the Prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the transaction price for each class of our common stock as of April 1, 2019;

•	the calculation of our February 28, 2019 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	the status of this offering;

•	updated information with respect to our real properties;

•	updated selected financial data;

•	updated information regarding distributions authorized by our board of directors;

•	updated information regarding redemptions;

•	updated information regarding fees and expenses payable to our Advisor, our Dealer Manager and their affiliates;

•	updated historical fund-level expenses;

•	updated certain historical NAV information;

•	updated suitability standards;

•	an update to directors and executive officers;

•	updated experts information;

•	an update to our share redemption program;

•	an update to our valuation procedures;

•	an update to the conflict resolution procedures related to the allocation of investment opportunities;

•	an update to our plan of distribution;

•	updated information regarding the payment structure of the performance component of the advisory fee;

•	our second amended and restated credit facility agreement;

•	senior unsecured term loan credit facility;

•	pro forma information;

•	entry into an agreement to sell property;

•	amended and restated operating partnership agreement;

•	updated risk factors;

•	updated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year-ended December 31, 2018;

•	updated quantitative and qualitative disclosures about market risk; and

•	our consolidated financial statements and the notes thereto as of and for the year ended December 31, 2018

•	APRIL 1, 2019 TRANSACTION PRICE
The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of April 1, 2019 (and redemptions as of March 31, 2019) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.3090
Class S	$7.3090
Class D	$7.3090
Class I	$7.3090
Class E	$7.3090
The transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2019. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

•	FEBRUARY 28, 2019 NAV PER SHARE
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.
The following table sets forth the components of our NAV as of February 28, 2019 and January 31, 2019:

	As of
(in thousands)	February 28, 2019	January 31, 2019
Office properties	$1,109,200	$1,109,750
Retail properties	864,150	863,650
Industrial properties	149,000	128,450
Total real property investments	$2,122,350	$2,101,850
Cash and other assets, net of other liabilities	(58,159)	(43,523)
Debt obligations	(1,017,307)	(1,002,365)
Aggregate Fund NAV	$1,046,884	$1,055,962
Total Fund Interests outstanding	143,231	142,512

The following table sets forth the NAV per Fund Interest as of February 28, 2019 and January 31, 2019:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
As of February 28, 2019
Monthly NAV	$1,046,884	$22,014	$94,384	$21,235	$279,150	$553,485	$76,616
Fund Interests outstanding	143,231	3,012	12,913	2,905	38,193	75,726	10,482
NAV Per Fund Interest	$7.3090	$7.3090	$7.3090	$7.3090	$7.3090	$7.3090	$7.3090
As of January 31, 2019
Monthly NAV	$1,055,962	$21,253	$87,500	$20,836	$280,800	$567,902	$77,671
Fund Interests outstanding	142,512	2,868	11,809	2,812	37,897	76,644	10,482
NAV Per Fund Interest	$7.4097	$7.4097	$7.4097	$7.4097	$7.4097	$7.4097	$7.4097
Under GAAP, we record liabilities for ongoing distribution fees (i) that we currently owe the Dealer Manager under the terms of our Dealer Manager agreement and (ii) for an estimate that we may pay to the Dealer Manager in future periods for shares of our common stock. As of February 28, 2019, we estimated approximately $9.3 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.
The valuation for our real properties as of February 28, 2019 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Industrial	Weighted-Average Basis
Exit capitalization rate	6.38%	6.43%	6.09%	6.38%
Discount rate / internal rate of return (“IRR”)	7.16%	6.96%	7.07%	7.08%
Annual market rent growth rate	3.02%	2.91%	3.00%	2.97%
Average holding period (years)	10.0	10.1	9.8	10.0
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.76%	2.42%	2.87%	2.63%
	0.25% increase	(2.55)%	(2.23)%	(2.63)%	(2.43)%
Discount rate (weighted-average)	0.25% decrease	2.04%	1.95%	1.93%	1.99%
	0.25% increase	(1.99)%	(1.90)%	(1.88)%	(1.95)%
The valuation of our debt obligations as of February 28, 2019 was in accordance with fair value standards under accounting principles generally accepted in the U.S. (“GAAP”). The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the February 28, 2019 valuation was 4.10%.

A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would increase the fair value of our debt obligations by approximately 0.15%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.60%.
Our hedge instruments are valued based on market expectations of future interest rates (the “forward interest rate curve”). An upward shift in the forward interest rate curve would increase the value of our current hedge positions, resulting in a positive impact to our NAV, and a downward shift in the forward interest rate curve would decrease the value of our current hedge positions, resulting in a negative impact to our NAV.

•	STATUS OF THIS OFFERING
As of March 1, 2019, we had raised gross proceeds of approximately $87.2 million from the sale of approximately 11.5 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $5.0 million. As of March 1, 2019, approximately $2.91 billion in shares remained available for sale pursuant to this offering, including approximately $495.0 million in shares available for sale through our distribution reinvestment plan.

•	REAL PROPERTIES
As of December 31, 2018, our real estate portfolio consisted of 47 properties, which includes four properties that are part of the DST Program, totaling approximately 7.7 million square feet located in 18 markets throughout the U.S., with 490 tenants, and was 90.6% leased with a weighted-average remaining lease term of approximately 5.2 years, based on annualized base rent, and 5.0 years, based on leased square footage. Refer to “Note 5 to the Consolidated Financial Statements” in the section of this Supplement titled “Financial Statements and Supplementary Data” for additional detail regarding the DST Program. Additionally, refer to “Note 3 to the Consolidated Financial Statements” in the section of this Supplement titled “Financial Statements and Supplementary Data” for detail relating to our 2018 acquisition and disposition activity. Unless otherwise indicated, the term “fair value” of our real estate investments as used herein refers to the fair value as determined pursuant to our valuation procedures.
Acquisitions. During the year ended December 31, 2018, we acquired two industrial properties comprising 0.5 million square feet for an aggregate purchase price of $55.8 million. On February 13, 2019, we acquired one industrial property comprising 0.2 million square feet for a purchase price of $20.6 million.
Dispositions. During the year ended December 31, 2018, we sold two retail properties, one office property, one building from a two-building office property, and two outparcels for net proceeds of approximately $77.7 million. As of the date of this Supplement, we have not disposed of any properties subsequent to December 31, 2018.
Portfolio Overview and Market Diversification. As of December 31, 2018, the average effective annual rent of our total real estate portfolio (calculated by dividing total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis), by total occupied square footage) was approximately $20.65 per square foot. The following table summarizes certain operating metrics of our portfolio by market and by segment as of December 31, 2018:

($ and square feet in thousands)	Number of Properties	Investment in Real Estate Properties	% of Gross Investment Amount	Rentable Square Feet	% of Total Rentable Square Feet	% Leased (1)
Office properties:
Metro New York	1	$237,535	11.8%	594	7.8%	70.6%
Austin	3	160,003	8.0	585	7.6	95.8
San Francisco	1	127,204	6.3	263	3.4	89.1
East Bay	1	93,608	4.7	207	2.7	70.4
Denver	1	85,369	4.2	262	3.4	76.3
South Florida	2	83,676	4.2	363	4.7	76.0
Washington, DC	1	71,652	3.6	126	1.6	99.1
Princeton	1	53,079	2.6	167	2.2	100.0
Philadelphia	1	47,721	2.4	174	2.3	87.7
Dallas	1	40,031	2.0	155	2.0	95.5
Minneapolis/St. Paul	1	29,528	1.5	107	1.4	100.0
Total office properties	14	1,029,406	51.3	3,003	39.1	84.4

Retail properties:
Greater Boston	21	506,844	25.2	1,998	26.0	91.4
South Florida	2	107,200	5.3	206	2.7	98.4
Washington, DC	1	63,014	3.2	233	3.1	100.0
Metro New York	1	60,043	3.0	226	2.9	89.2
Raleigh	1	45,044	2.2	139	1.8	97.1
San Antonio	1	34,586	1.7	177	2.3	96.9
Tulsa	1	34,135	1.7	101	1.3	100.0
Total retail properties	28	850,866	42.3	3,080	40.1	93.2
Industrial properties:
Houston	1	37,740	1.9	352	4.6	90.3
Central Kentucky	1	30,979	1.6	727	9.5	100.0
Las Vegas, NV	1	24,671	1.2	248	3.2	100.0
Philadelphia	1	18,870	0.9	171	2.3	94.9
East Bay	1	16,201	0.8	96	1.2	100.0
Total industrial properties	5	128,461	6.4	1,594	20.8	97.3
Total real estate portfolio	47	$2,008,733	100.0%	7,677	100.0%	90.6%

(1)	Percentage leased is based on executed leases as of December 31, 2018.
Lease Terms. Lease terms typically range from one to 10 years, and often include renewal options. Most of our leases include fixed rental increases or Consumer Price Index-based rental increases and are not based on the income or profits of any person.
Lease Expirations. As of December 31, 2018, the weighted-average remaining term of our total leased portfolio was approximately 5.2 years, based on annualized base rent, and 5.0 years, based on leased square footage, excluding renewal options. The following table summarizes the lease expirations of our leased portfolio for leases in place as of December 31, 2018, without giving effect to the exercise of renewal options or termination rights, if any:

($ and square feet in thousands)	Number of Leases	Annualized Base Rent (1)	% of Total Annualized Base Rent (1)	Leased Square Feet	% of Total Leased Square Feet
2019	86	$18,519	12.9%	600	8.6%
2020	112	20,610	14.4	920	13.2
2021	80	17,188	12.0	1,284	18.5
2022	66	14,264	9.9	735	10.6
2023	71	18,946	13.2	871	12.5
2024	51	9,322	6.5	431	6.2
2025	29	6,014	4.2	377	5.4
2026	25	4,351	3.0	228	3.3
2027	16	5,425	3.8	448	6.4
2028	21	7,777	5.4	299	4.3
Thereafter	31	21,151	14.7	762	11.0
Total leased	588	$143,567	100.0%	6,955	100.0%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2018, multiplied by 12.
Tenant Diversification. We believe that the tenant base that occupies our real estate portfolio is generally stable and well-diversified. As of December 31, 2018, there were no tenants that represented more than 10.0% of total annualized base rent and two tenants that represented more than 10.0% of total leased square feet. The following table reflects our 10 largest tenants, based on annualized base rent, which occupied a combined 2.7 million square feet as of December 31, 2018:

($ and square feet in thousands)	Number of Locations (1)	Annualized Base Rent (2)	% of Total Annualized Base Rent (2)	Square Feet	% of Total Leased Square Feet
The Stop & Shop Supermarket Company	12	$13,470	9.4%	777	11.2%
Seton Healthcare	1	4,990	3.5	156	2.2
Novo Nordisk Inc.	1	4,816	3.4	167	2.4
Mizuho Bank, Ltd.	1	4,554	3.2	116	1.7
Trinet USA, Inc.	1	4,122	2.9	110	1.6
Amazon.com.kydc LLC	2	3,704	2.6	975	14.0
WeWork Companies, Inc.	1	3,480	2.4	70	1.0
I.A.M. National Pension Fund	1	3,303	2.3	63	0.9
Shaw's Supermarkets, Inc.	3	3,037	2.1	181	2.6
Citco Fund Services (USA), Inc.	1	3,021	2.1	70	1.0
Total	24	$48,497	33.9%	2,685	38.6%

(1)	Reflects the number of properties for which the tenant has at least one lease in-place.

(2)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2018, multiplied by 12.
The majority of our tenants do not have a public corporate credit rating. We evaluate creditworthiness and financial strength of prospective tenants based on financial, operating and business plan information that such prospective tenants provide to us, as well as other market, industry, and economic information that is generally publicly available. As a result of this assessment, we may require that the tenant enhance their credit by providing us with security deposits, letters of credit from established financial institutions, or personal or corporate guarantees. Tenant creditworthiness often influences the amount of upfront tenant improvements, lease incentives, concessions or other leasing costs we may invest in a tenant lease.
Industry Diversification. As of December 31, 2018, our consolidated operating real properties had leases with 490 tenants. We intend to maintain a well-diversified mix of tenants to limit our exposure to any single tenant or industry. Our diversified investment strategy inherently provides for tenant diversity, and we continue to monitor our exposure relative to our larger tenant industry sectors. The table below illustrates the diversification of our portfolio by industry classifications of our tenants as of December 31, 2018:

($ and square feet in thousands)	Number of Leases	Annualized Base Rent (1)	% of Annualized Base Rent	Leased Square Feet	% of Leased Square Feet
Professional, Scientific and Technical Services	105	$25,722	17.9%	760	10.9%
Food and Beverage Stores	34	21,975	15.3	1,391	20.0
Credit Intermediation and Related Activities	34	10,580	7.4	271	3.9
Funds, Trusts and Other Financial Vehicles	6	6,891	4.8	150	2.2
Food Services and Drinking Places	69	6,423	4.5	201	2.9
Hospitals	2	5,599	3.9	171	2.5
Rental and Leasing Services	11	5,060	3.5	125	1.8
Chemical Manufacturing	1	4,816	3.4	167	2.4
Health and Personal Care Services	33	4,410	3.1	227	3.3
Ambulatory Health Care Services	42	3,713	2.6	149	2.1
Other	251	48,378	33.6	3,343	48.0
Total	588	$143,567	100.0%	6,955	100.0%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2018, multiplied by 12.
Debt Obligations. Our consolidated indebtedness is currently comprised of borrowings under our line of credit, term loans and mortgage note debt. As of December 31, 2018, we had approximately $1.0 billion of consolidated indebtedness with a weighted-average interest rate of 3.98%, which includes the effects of the interest rate swap agreements. The weighted-average remaining term of our consolidated debt as of December 31, 2018 was 1.9 years, excluding extension options. The total gross book value of properties encumbered by our consolidated debt as of December 31, 2018 was approximately $599.0 million. See “Note 4 to the Consolidated Financial Statements” in the section of this Supplement titled “Financial Statements and Supplementary Data” and the section in this Supplement titled “Schedule III—Real Estate and Accumulated Depreciation” for additional information.

•	SELECTED FINANCIAL DATA
The following selected consolidated financial data should be read in conjunction with the section in this Supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the section in this Supplement titled “Financial Statements and Supplementary Data.”

	For the Year Ended December 31,
(in thousands, except per share data, building count and number of tenants)	2018 (1)	2017 (1)	2016 (1)	2015 (1)	2014 (1)
Operating data:
Total revenues	$190,325	$197,346	$216,170	$225,200	$231,597
Total operating expenses	$(157,147)	$(158,238)	$(173,343)	$(181,275)	$(177,723)
Total other (expenses) income	$(34,516)	$40,290	$12,221	$87,734	$(19,880)
Net (loss) income	$(1,338)	$79,398	$55,048	$131,659	$33,994
Net (loss) income attributable to common stockholders	$(1,237)	$72,216	$49,976	$124,255	$29,192
Net (loss) income per common share—basic and diluted	$(0.01)	$0.51	$0.31	$0.70	$0.16
Weighted-average shares outstanding—basic	128,740	142,349	159,648	175,938	178,273
Weighted-average shares outstanding—diluted	139,674	154,156	172,046	188,789	190,991
Distributions:
Total distributions declared on common stock	$47,765	$50,858	$57,040	$62,900	$62,236
Distributions declared per common stock	$0.3750	$0.3600	$0.3600	$0.3600	$0.3500
NAREIT FFO (2):
Reconciliation of net (loss) income to NAREIT FFO:
Net (loss) income attributable to common stockholders	$(1,237)	$72,216	$49,976	$124,255	$29,192
Total NAREIT-defined adjustments (3)	$53,859	$(11,779)	$34,320	$(42,085)	$56,054
NAREIT FFO attributable to OP Units	$4,456	$4,995	$6,546	$6,001	$6,077
NAREIT FFO	$57,078	$65,432	$90,842	$88,171	$91,323
Cash flow data:
Net cash provided by operating activities	$67,516	$64,222	$90,296	$105,530	$87,229
Net cash (used in) provided by investing activities	$(17,985)	$105,151	$122,530	$74,421	$(15,102)
Net cash used in financing activities	$(51,509)	$(172,762)	$(214,731)	$(178,643)	$(82,444)
	As of December 31,
	2018 (1)	2017 (1)	2016 (1)	2015 (1)	2014 (1)
Balance sheet data:
Net investment in real estate properties	$1,507,112	$1,540,270	$1,711,411	$1,874,217	$1,929,426
Cash and cash equivalents	$10,008	$10,475	$13,864	$15,769	$14,461
Total assets	$1,581,102	$1,608,106	$1,783,728	$1,960,891	$2,140,628
Debt, net	$1,001,298	$1,012,108	$1,048,801	$1,097,769	$1,191,675
Total liabilities	$1,170,089	$1,115,380	$1,175,637	$1,234,940	$1,376,648
Total stockholders' equity	$333,718	$405,869	$516,343	$628,805	$684,317
Shares outstanding	130,852	132,466	150,636	164,124	178,400
Portfolio data:
Total number of properties	47	48	55	60	68
Total rentable square feet	7,677	7,560	8,971	10,133	11,871
Total number of tenants	490	471	520	550	475

(1)
Historically, we had been focused on selling certain office and retail assets in order to help us increase our current allocation to industrial real estate assets and liquidity to pursue new investment opportunities. As such, our year-over-year financial data is not directly comparable.

(2)
Refer to the section of this Supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the definition of NAREIT FFO, as well as a detailed reconciliation of our net (loss) income to NAREIT FFO.

(3)
Included in our NAREIT-defined adjustments are real estate-related depreciation and amortization, impairment of depreciable real estate, gains on sales of assets and noncontrolling interests’ share of net income (loss) and NAREIT FFO.

Additional Measures of Performance
Refer to the section of this Supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for detail regarding our additional measures of performance, including a detail reconciliation of our GAAP net income (loss) to NAREIT FFO.

•	DISTRIBUTIONS
Beginning with the month ending January 31, 2018 through December 31, 2018, our board of directors authorized a monthly distribution rate of $0.03125 per share of common stock, subject to adjustment for class-specific fees, which represented an increase from the prior monthly distribution of $0.3000 per share of common stock, subject to adjustment for class-specific expenses. Our board of directors reserves the right to revisit this distribution level during the quarter with respect to record dates that have not yet passed. The distributions were paid, or will be paid, on or about the last business day of each respective month to stockholders of record as of the close of business on the last business day of each respective month.
Refer to the section of this Supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for detail regarding our distributions.

•	REDEMPTIONS
Refer to the section of this Supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for detail regarding our redemptions.

•	FEES AND EXPENSES PAYABLE TO OUR ADVISOR, OUR DEALER MANAGER AND THEIR AFFILIATES
The following table summarizes the fees and expenses incurred by us for services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services described above, and any related amounts payable:

	For the Year Ended December 31,	Payable as of December 31,
(in thousands)	2018	2018
Upfront selling commissions	$1,199	$—
Ongoing distribution fees (1)	501	76
Advisory fees (2)	13,836	3,225
Other expense reimbursements—Advisor (3)(4)	8,801	1,411
Other expense reimbursements—Dealer Manager	878	—
DST Program advisory fees (5)	313	—
DST Program selling commissions	1,097	—
DST Program dealer manager fees	293	—
DST Program other reimbursements—Dealer Manager	212	—
DST Program facilitation and loan origination fees	356	—
Total	$27,486	$4,712

(1)
The distribution fees accrue daily and are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. The future estimated amounts payable of approximately $7.9 million as of December 31, 2018 is included in other liabilities on the consolidated balance sheets.

(2)
Amount for the year ended December 31, 2018 is included in advisory fees, related party on the consolidated statements of operations. Of this total amount, included is approximately $0.5 million that we were not obligated to pay in consideration of the issuance of Company RSUs to the Advisor. See “Advisor RSU Agreements” below for more detail.

(3)
Amount includes approximately $6.6 million for the year ended December 31, 2018 related to the reimbursement of a portion of the salary, bonus and benefits for employees of the Advisor, including our named executive officers, for services provided to us for which the Advisor does not otherwise receive a separate fee. A portion of compensation received by certain employees of the Advisor and its affiliates may be in the form of a restricted stock grant awarded by us. We show these as reimbursements to the Advisor to the same extent that we recognize the related share-based compensation on our consolidated statements of operations. The balance of such reimbursements is made up primarily of other general overhead and administrative expenses, including, but not limited to, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment, and other costs, which are included in general and administrative expenses on the consolidated statements of income.

(4)	Includes costs reimbursed to the Advisor related to the DST Program.

(5)	Amount for the year ended December 31, 2018 is included in advisory fees, related party on the consolidated statements of operations.

•	HISTORICAL FUND-LEVEL EXPENSES
During the years ended December 31, 2018 and 2017, we incurred certain fund-level expenses at an annualized rate equal to approximately 2.74% and 2.31%, respectively, of our average NAV over the respective periods. Such fund-level expenses comprised (i) an advisory fee equal to an annualized 1.35% and 1.15%, respectively, of our average NAV over the respective periods, which included a performance fee of 0.21% for the year ended December 31, 2018 and no performance fee accrued for the year ended December 31, 2017, (ii) general and administrative expenses equal to an annualized 0.84% and 0.80%, respectively, of our average NAV over the respective periods and (iii) organizational and offering costs equal to an annualized 0.55% and 0.36%, respectively, of our average NAV over the respective periods. Said differently, for each $1,000 in net proceeds that we received from the sale of shares after deducting upfront fees and commissions, we incurred approximately $27 and $23 in these fund-level expenses during 2018 and 2017, respectively.
The information above should not be considered a representation of future fund-level expenses, which are dependent on a number of factors, including but not limited to our performance which affects the performance fee that we pay. From time to time we may change the fees and expense reimbursements we pay to our Advisor and Dealer Manager. For example, in connection with the Restructuring on September 1, 2017, we revised certain fees and expense reimbursements payable to our Advisor and Dealer Manager. In addition, investors in this offering may also be subject to upfront selling commissions and dealer manager fees, and ongoing distribution fees.  Furthermore, we incur other investment-related expenses not included in the paragraph above such as, but not limited to, interest expense from borrowings and investment and property-level expenses (e.g. real estate taxes, property insurance and other real estate operating expenses).  See “The Advisor and the Advisory Agreement-Summary of Fees, Commissions and Reimbursements” in the Prospectus for a more detailed explanation of the fees and expenses payable to the Advisor and its affiliates.

•	CERTAIN HISTORICAL NAV INFORMATION
The following table shows our NAV per share at the end of each quarter during 2018:

Date	Class T	Class S	Class D	Class I	Class E
March 31, 2018	$7.46	$7.46	$7.46	$7.46	$7.46
June 30, 2018	$7.49	$7.49	$7.49	$7.49	$7.49
September 30, 2018	$7.54	$7.54	$7.54	$7.54	$7.54
December 31, 2018	$7.44	$7.44	$7.44	$7.44	$7.44
Our share sales and redemptions are made based on the applicable NAV per share carried out to four decimal places. Our most recent NAV per share for each class is (i) posted on our website, www.blackcreekdiversified.com, and (ii) made available on our toll-free, automated telephone line, (888) 310-9352. In addition, we will disclose in a prospectus or prospectus supplement filed with the Commission the principal valuation components of our monthly NAV calculations.

•	SUITABILITY STANDARDS
Effective November 11, 2018, Puerto Rico investors must meet the following additional suitability standard to invest in this offering:
 Puerto Rico-In addition to our suitability requirements, Puerto Rico investors may not invest more than 10% of their liquid net worth in us, our affiliates, and in other non-traded REITs. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) consisting of cash, cash equivalents, and readily marketable securities.

•	DIRECTORS AND OFFICERS
On October 11, 2018, our board of directors appointed James R. Mulvihill as a director to fill the vacancy created by the previously announced passing of John A. Blumberg.
The following updates the section of the Prospectus titled “Management-Directors and Officers” of the Prospectus:

Name	Age	Position
James R. Mulvihill	54	Director
James R. Mulvihill has served as director of our board of directors since October 2018. Mr. Mulvihill is also a manager of the Advisor, a manager of Industrial Income Advisors LLC, the advisor to IIT, and a manager of the IPT Advisor. Mr. Mulvihill is a co-founder and managing partner of both Dividend Capital Group LLC and Black Creek Group LLC. Mr. Mulvihill co-founded the first Black Creek affiliated entities in 1991 with John Blumberg and Evan Zucker, and co-founded Dividend Capital Group in 2002 with Mr. Blumberg and Mr. Zucker. As of December 31, 2018, with Mr. Blumberg and Mr. Zucker and other affiliates, Mr. Mulvihill has overseen directly, or indirectly through affiliated entities, the acquisition, development, redevelopment, financing and sale of real estate-related assets with an aggregate value in excess of approximately $18.9 billion. Mr. Mulvihill was a co-founder and formerly served as a director of DCT Industrial Trust, formerly known as Dividend Capital Trust, a NYSE-listed industrial REIT (NYSE: DCT). He is also a co-founder and former Chairman of the Board of CPA, one of the largest owners and developers of industrial properties in Mexico. In 1993, Mr. Mulvihill co-founded American Real Estate Investment Corp. (formerly known as Keystone Property Trust, NYSE: KTR) which was an industrial, office and logistics REIT and was acquired by ProLogis Trust (NYSE: PLD) in August 2004. Mr. Mulvihill served as its Chairman and as a director from 1993 through 1997 and as a director of Keystone Property Trust from 1997 through 2001. Prior to 1991, Mr. Mulvihill served as Vice President of the Real Estate Banking and Investment Banking Groups of Manufacturer’s Hanover and subsequently Chemical Bank, where his responsibilities included real estate syndication efforts, structured debt underwritings and leveraged buyout real estate financings. Mr. Mulvihill holds a Bachelor’s Degree in Political Science from Stanford University.
Mr. Mulvihill was also appointed to the investment committee of our board of directors.
We believe that Mr. Mulvihill’s qualifications to serve on our board of directors are demonstrated by his extensive experience in real estate investments, including his over 25 years of experience with Black Creek Group LLC as a co-founder of the company, his position as a principal of Dividend Capital Group LLC, his leadership experience as an executive officer of, and an advisor to, non-traded REITs and other real estate investment companies, and his experience in real estate investment banking.

•	EXPERTS
The the accompanying consolidated balance sheets of Black Creek Diversified Property Fund Inc. and subsidiaries as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive (loss) income, equity, and cash flows for each of the years in the three‑year period ended December 31, 2018, and the related notes and financial statement schedule III, have been included in this Supplement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The statements included in this Supplement under “February 28, 2019 NAV Per Share,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.

•	SHARE REDEMPTION PROGRAM
The following sentence replaces the second sentence in the fourth paragraph under the heading “Description of Capital Stock—Share Redemption Program—Early Redemption Deduction” in the Prospectus.
The currently designated key persons are Richard D. Kincaid, Dwight L. Merriman III, Gregory M. Moran and James R. Mulvihill and any individual appointed by a majority of our independent directors to replace such key persons as described below.
The following is added as a third paragraph under the heading “Description of Capital Stock—Share Redemption Program—Sources of Funds for Redemptions” in the Prospectus.
This share redemption program may limit our ability to make new investments or increase the current distribution rate if we experience redemption demand in excess of capacity over any two-year period. This share redemption program requires that if during any consecutive 24-month period (the “Pro-Rata Period”), we do not have at least one month in which we fully satisfy 100% of properly submitted redemption requests or accept all properly submitted tenders in a self-tender offer for our shares, we will not make any new investments (excluding short-term cash management investments under 30 days in duration) and we will use all investable assets to satisfy redemption requests (subject to the limitations under this program) until all outstanding requests are satisfied. “Investable assets” includes net proceeds from new subscription agreements, unrestricted cash, proceeds from marketable securities, proceeds from the distribution reinvestment plan, and net cash flows after any payment, accrual, allocation, or liquidity reserve associated with costs in the normal course of owning, operating and selling real estate, debt service, redemption of holders of OP Units, repayment of debt, debt financing costs, current or anticipated debt covenants associated with existing debt, funding commitments related to real estate (provided that, any such funding commitments related to the acquisition of property were made prior to the second half of the Pro-Rata Period), master lease payments pursuant to the DST Program, general and administrative expenses, organizational and offering costs, asset management and advisory fees, performance or actions under existing contracts, obligations under our organizational documents or those of our subsidiaries (provided that any such obligation, other than an immaterial obligation or an obligation or change requested by a federal or state regulatory body, existed prior to such Pro-Rata Period), obligations imposed by law, regulations, courts or arbitration, or distributions (whether for stockholders or other investors in the company or its subsidiaries) or establishment of an adequate liquidity reserve as determined by our board of directors. The Advisor will also defer its incentive fee until all redemption requests are satisfied. Furthermore, our board of directors and management will consider additional ways to improve shareholder liquidity through this share redemption program or otherwise. The purpose of this provision is to use all available investable assets to satisfy redemption requests in such a situation as described above. Exceptions to the limitations of this paragraph may be made to complete like-kind exchanges under Section 1031 of the Code necessary to avoid adverse tax consequences, or to take actions necessary to maintain our qualification as a REIT under the Code.

•	VALUATION PROCEDURES
The following disclosure replaces the similar disclosure under the heading “Net Asset Value Calculation and Valuation Procedures” in the Prospectus and all similar disclosure in the Prospectus.
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. As a public company, we are required to issue financial statements generally based on historical cost in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted a model, as explained below, which adjusts the value of certain of our assets from historical cost to fair value. As a result, our NAV may differ from the amount reported as stockholder’s equity on the face of our financial statements prepared in accordance with GAAP. When the fair value of our assets and liabilities are calculated for the purposes of determining our NAV per share, the calculation is done using widely accepted methodologies and, as appropriate, the GAAP principles within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. Our NAV may differ from equity reflected on our audited financial statements, even if we are required to adopt a fair value basis of accounting for GAAP financial statement purposes in the future. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. Although we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and redemption price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.
Valuation of Real Property
Independent Valuation Firm
With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S., Inc., an independent valuation firm (the “Independent Valuation Firm”), to serve as our independent valuation firm with respect to the monthly valuation of our real property portfolio. Altus Group is a multidisciplinary provider of independent, commercial real estate consulting and advisory services in multiple offices around the world, including Canada, the U.K., Australia, the United States and Asia Pacific. Altus Group is engaged in the business of valuing commercial real estate properties and is not affiliated with us or our Advisor. The compensation we pay to the Independent Valuation Firm will not be based on the estimated values of our real property portfolio. Our board of directors, including a majority of our independent directors, may replace the Independent Valuation Firm. We will promptly disclose any changes to the identity or role of the Independent Valuation Firm in this prospectus and reports publicly filed with the Commission.
The Independent Valuation Firm discharges its responsibilities in accordance with our real property valuation procedures described below and under the oversight of our board of directors. Our board of directors is not involved in the day-to-day valuation of the real property portfolio, but periodically receives and reviews such information about the valuation of the real property portfolio as it deems necessary to exercise its oversight responsibility. While our Independent Valuation Firm is responsible for providing our real property valuations, our Independent Valuation Firm is not responsible for and does not prepare our monthly NAV.
The Independent Valuation Firm is engaged to provide our monthly real property portfolio valuation and to help us manage the property appraisal process, and also to confirm the Advisor’s estimates of the fair market values of our debt liabilities and debt investments. The Independent Valuation Firm may be engaged to provide additional services, including providing an independent valuation or appraisal of any of our other assets or liabilities (contingent or otherwise), in the future. The Independent Valuation Firm and its affiliates may from time to time in the future perform other commercial real estate and financial advisory services for our Advisor and its related parties, or in transactions related to the properties that are the subjects of the valuations being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the applicable appraiser as certified in the applicable appraisal report.
Monthly Valuation Process
The real property portfolio valuation, which is the largest component of our NAV calculation, is provided to us by the Independent Valuation Firm each month. The foundation for this valuation is periodic appraisals, as discussed further below. However, each month, the Independent Valuation Firm adjusts a real property’s valuation, as necessary, based on known events that have a material impact on the most recent value (adjustments for non-material events may also be made). For example, an unexpected termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property or material capital market events, among others, may cause the value of a property to change materially. Furthermore, the value of our properties is determined on an unencumbered basis. The effect of property-level debt on our NAV is discussed further below.
Using information derived from a variety of sources including, but not limited to, the property’s most recent appraisal, information from management and other information derived through the Independent Valuation Firm’s database, industry data and other sources, the Independent Valuation Firm determines the appropriate adjustment to be made to the estimated value of the property based on material events, which may include a change to underlying property fundamentals or cash flows or a change in overall market conditions. The Independent Valuation Firm collects reasonably available material information that it deems relevant in valuing our real estate portfolio. The Independent Valuation Firm relies in part on property-level information provided by the Advisor, including (i) historical and projected operating revenues and expenses of the property; (ii) lease agreements on the property; and (iii) information regarding recent or planned capital expenditures. Upon becoming aware of the occurrence of a material event impacting property-level information, the Advisor promptly notifies the Independent Valuation Firm. Any adjustment to the valuation of a property is performed as soon as practicable after a determination that a material change with respect to such property has occurred and the financial effects of such change are quantifiable by the Independent Valuation Firm. However, rapidly changing market conditions or material events may not be immediately reflected in our monthly NAV. The resulting potential disparity in our NAV may inure to the benefit of redeeming stockholders or non-redeeming stockholders and new purchasers of our common stock, depending on whether our published NAV per share for such class is higher or lower than the adjusted value of our NAV after material events have been considered. Any such adjustments are estimates of the market impact of material events to the appraised value of the property, based on assumptions and judgments that may or may not prove to be correct, and may also be based on limited information readily available at that time. As part of the oversight by our board of directors, on a periodic basis the Independent Valuation Firm provides our board of directors with reports on its valuation activity.
The primary methodology used to value properties is the income approach, whereby value is derived by determining the present value of an asset’s stream of future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable rental and operating expense data, the capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Because the property valuations involve significant professional judgment in the application of both observable and unobservable attributes, the calculated value of our real property assets may differ from their actual realizable value or future appraised value. Our real estate portfolio valuation may not reflect the liquidation value or net realizable value of our properties because the valuations performed by the Independent Valuation Firm involve subjective judgments and do not reflect any transaction costs the company might incur to dispose of our real estate assets. However, as discussed below, in some circumstances such as when an asset is anticipated to be acquired or disposed, we may apply a probability-weighted analysis to factor in a portion of potential transaction costs in our NAV calculation.
In conducting its investigation and analyses, our Independent Valuation Firm takes into account customary and accepted financial and commercial procedures and considerations as it deems relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the property that are provided by us or our Advisor. Although our Independent Valuation Firm may review information supplied or otherwise made available by us or our Advisor for reasonableness, it assumes and relies upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party and does not undertake any duty or responsibility to verify independently any of such information. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with our Independent Valuation Firm, our Independent Valuation Firm assumes that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, board of directors and Advisor, and relies upon us to advise our Independent Valuation Firm promptly if any material information previously provided becomes inaccurate or was required to be updated during the period of its review.
In performing its analyses, our Independent Valuation Firm makes numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its control and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, our Independent Valuation Firm assumes that we have clear and marketable title to each real estate property valued, that no title defects exist, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, our Independent Valuation Firm’s analysis, opinions and conclusions are based upon market, economic, financial and other circumstances and conditions existing at or prior to the valuation, and any material change in such circumstances and conditions may affect our Independent Valuation Firm’s analysis, opinions and conclusions. Our Independent Valuation Firm’s appraisal reports may contain other assumptions, qualifications and limitations set forth in the respective appraisal reports that qualify the analysis, opinions and conclusions set forth therein.
The analyses performed by our Independent Valuation Firm do not address the market value of our common stock. Furthermore, the prices at which our real estate properties may actually be sold could differ from our Independent Valuation Firm’s analyses. Our Independent Valuation Firm’s valuation reports are not addressed to the public and may not be relied upon by any other person to establish an estimated value of our common stock and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing its valuation reports, our Independent Valuation Firm does not solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of our company.
Property Appraisals
Periodic real property appraisals serve as the foundation of the Independent Valuation Firm’s monthly real property portfolio valuation. The overarching principle of these appraisals is to produce valuations that represent fair and accurate estimates of the unencumbered values of our real estate or the prices that would be received for our real properties in arm’s-length transactions between market participants before considering underlying debt. The valuation of our real properties determined by the Independent Valuation Firm may not always reflect the value at which we would agree to buy or sell such assets and the value at which we would buy or sell such assets could materially differ from the Independent Valuation Firm’s estimate of fair value. Further, we do not undertake to disclose the value at which we would be willing to buy or sell our real properties to any prospective or existing investor. Each individual appraisal report for our assets is addressed solely to our company to assist the Independent Valuation Firm in providing our real property portfolio valuation.
We obtain ongoing appraisals pursuant to schedules prepared by the Independent Valuation Firm and our Advisor that are designed to conduct appraisals on each of our properties throughout any given calendar year. In order to provide a smooth and orderly appraisal process, we seek to have approximately 1/12th of the portfolio appraised by a third party each month, although we may have more or less appraised in a month. In no event will a calendar year pass without having each and every property valued by appraisal unless such asset is bought or sold in such calendar year. The acquisition price of newly acquired properties will serve as our appraised value for the calendar year of acquisition, and thereafter will be part of the appraisal cycle described above such that they are appraised at least every calendar year.
Appraisals are performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practices, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (“Member of the Appraisal Institute”). The Independent Valuation Firm is involved with the appraisal process, but we have engaged other independent valuation firms (“Appraisal Firms”) to provide appraisals for our properties. The Independent Valuation Firm confirms the reasonableness of the appraisal before reflecting any valuation change in its valuation of our real property portfolio. Real estate appraisals are reported on a free-and-clear basis (for example, no mortgage), irrespective of any property-level financing that may be in place. Such property-level financings ultimately are factored in and do reduce our NAV in a manner described in more detail below.

Portfolio Assets, Joint Ventures and Developments
Properties purchased or operated as a portfolio or held in a joint venture that acquires properties over time may be valued as a single asset, which may result in a different value than if they were valued as individual assets. Investments in joint ventures that hold properties are valued by the Independent Valuation Firm in a manner that is consistent with the procedures described above and approved by our board of directors, including a majority of our independent directors, with the agreed approach taking into account the size of our investment in the joint venture, the assets owned by the joint venture, the terms of the joint venture including any promotional interests, and other relevant factors. Development assets, if any, will be valued at estimated fair value and will join the appraisal cycle upon the earlier of stabilization or 12 months from substantial completion. Factors such as status of land entitlements, permitting and jurisdictional approvals are considered when determining the fair value of development and value-add assets.
Valuation of Real Estate-Related Assets
Real estate-related assets that we own or may acquire include, among other things, debt and equity interests backed principally by real estate, such as mortgage loans, participations in mortgage loans (i.e., A-Notes and B-Notes), mezzanine loans and publicly traded common and preferred stock of real estate companies. Real estate-related assets are included in the determination of our NAV based on their respective estimated fair values generally using widely accepted valuation methodologies. Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our real estate-related assets, which may include third parties or our Advisor or its affiliates. A third-party pricing source may, under certain circumstances, be our Independent Valuation Firm, subject to its acceptance of the additional engagement.
Mortgage Loans, Participations in Mortgage Loans and Mezzanine Loans
Individual investments in mortgages, mortgage participations and mezzanine loans are included in our determination of NAV based on estimated fair value. Such estimates of fair value are prepared by our Advisor and confirmed by the Independent Valuation Firm.
Private Real Estate-Related Assets
Investments in privately placed debt instruments and securities of real estate-related operating businesses (other than joint ventures), such as real estate development or management companies, are valued at estimated fair value. In evaluating the value of our interests in certain commingled investment vehicles (such as private real estate funds), values periodically assigned to such interests by the respective issuers or broker-dealers may be relied upon.
Publicly Traded Real Estate-Related Assets
Publicly traded debt and equity real estate-related securities (such as REIT bonds) that are not restricted as to salability or transferability are valued monthly on the basis of publicly available information. Generally, to the extent the information is available, such securities are valued at the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the last “bid” price. Market quotations may be obtained from third-party pricing service providers or broker-dealers. The value of publicly traded debt and equity real estate-related securities that are restricted as to salability or transferability may be adjusted by the pricing source for a liquidity discount. In determining the amount of such discount, consideration will be given to the nature and length of such restriction and the relative volatility of the market price of the security.
Valuation of Other Assets
Other assets include, but may not be limited to, derivatives, credit rated government and corporate debt securities, publicly traded equity securities, cash and cash equivalents and accounts receivable. Estimates of the fair values of other assets are determined using widely accepted methodologies and, where available, on the basis of publicly available information. Subject to the board of directors’ approval, pricing sources may include third parties or the Advisor or its affiliates.
Valuation of Liabilities
We will include an estimate of the fair value of our liabilities as part of our NAV calculation. These liabilities will include, but may not be limited to, fees and reimbursements payable to the Advisor and its affiliates, accounts payable and accrued expenses, property-level mortgages, corporate-level credit facilities and other liabilities. Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our liabilities which may include third parties or our Advisor or its affiliates.

Estimates of fair value for property-level mortgages and corporate-level credit facilities, will be prepared by our Advisor and confirmed by the Independent Valuation Firm. Costs and expenses incurred to secure such financings are amortized over the life of the applicable loan. Unless costs can be specifically identified, we allocate the financing costs and expenses incurred with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.
Under applicable GAAP, we record liabilities for distribution fees that we (i) currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) for an estimate that we may pay to our Dealer Manager in future periods. However, we do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time should not include consideration of any estimated future distribution fees that may become payable after such date.
Valuation of Assets and Liabilities Associated with the DST Program
We have initiated the DST Program to raise capital in private placements through the sale of beneficial interests in specific Delaware statutory trusts holding real properties (each a “BCX Property” and collectively, the “BCX Properties”). BCX Properties may be sourced from properties currently indirectly owned by our Operating Partnership, or may be newly acquired. Pursuant to the DST Program, we, through a subsidiary of our Operating Partnership, hold a long-term leasehold interest in each BCX Property pursuant to a master lease that is guaranteed by the Operating Partnership, while third-party investors own the BCX Property through a Delaware statutory trust. Under the master lease, the Operating Partnership acts as a landlord to the occupying tenants and is responsible for subleasing the BCX Property to occupying tenants, which means that we bear the risk that the underlying cash flow from the BCX Property may be less than the master lease payments. Additionally, the Operating Partnership will retain a fair market value purchase option giving it the right, but not the obligation, to acquire the beneficial interests in the Delaware statutory trusts from the investors at a later time in exchange for units in the Operating Partnership (the “FMV Option”).
Due to our continuing involvement with the BCX Properties through the master lease and the FMV Option, we include BCX Properties in our determination of NAV at fair market value in the same manner as described under “Valuation of Real Estate Related Assets”. In addition, the cash received or a loan made in exchange for the sale of interests in a BCX Property will be valued as assets and shall initially equal the value of the real estate subject to the master lease, which will be valued as a liability. Accordingly, the sale of interests in a BCX Property has no initial net effect to our NAV. Thereafter, the Independent Valuation Firm will value the real estate subject to the master lease liability quarterly using a discounted cash flow methodology. Therefore, any differences between the fair value of the underlying real estate and the fair value of the real estate subject to the master lease obligations will accrue into our NAV quarterly. The Advisor will value any loan assets used to purchase interests in the DST Program using the same methodology used to value our other debt investments, with such values confirmed by the Independent Valuation Firm.
NAV and NAV per Share Calculation
Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock and is available generally within 15 calendar days after the end of the applicable month. Our NAV per share is calculated by ALPS Fund Services Inc. (the “NAV Accountant”), a third-party firm approved by our board of directors, including a majority of our independent directors. Our board of directors, including a majority of our independent directors, may replace the NAV Accountant, the Independent Valuation Firm, or any other party involved in our valuation procedures with another party, including our Advisor, if it is deemed appropriate to do so.
Each month, before taking into consideration accrued dividends or class-specific fee accruals, any change in the Aggregate Fund NAV (whether an increase or decrease) from the prior month is allocated among each class of Fund Interest (i.e., our outstanding shares, along with any classes of OP Units held by third parties) based on each class’s relative percentage of the previous Aggregate Fund NAV. Changes in the Aggregate Fund NAV reflect factors including, but not limited to, unrealized/realized gains (losses) on the value of our real property portfolio, real estate-related assets and liabilities, and monthly accruals for income and expenses (including accruals for performance based fees, if any, asset management fees and the distribution fee) and distributions to investors.
Our most significant source of net income is property income. For purposes of determining our NAV, we include all property and corporate-level income and expenses for the applicable month. Inherent in these amounts is the use of estimates, and such estimates are reconciled against actual results when available, with any variances incorporated into the following month’s NAV. For the purpose of calculating our NAV, all organization and offering costs reduce NAV as part of our corporate-level expenses.

Following the calculation and allocation of changes in the Aggregate Fund NAV as described above, NAV for each class is adjusted for accrued dividends and ongoing distribution fees that are currently payable, to determine the monthly NAV. Ongoing distribution fees are allocated on a class-specific basis and borne by all holders of the applicable class. These class-specific fees may differ for each class, even when the NAV of each class is the same. We normally expect that the allocation of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid with respect to each class of shares. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the allocation of class-specific fees with respect to such period, then pursuant to these valuation procedures, these class-specific fee allocations may lower the NAV of a share class. Therefore, as a result of the different ongoing fees allocable to each share class, each share class could have a different NAV per share. If the NAV of our classes are different, then changes to our assets and liabilities that are allocable based on NAV may also be different for each class.
Because the purchase price of shares in the primary offering is equal to the transaction price, which generally equals the most recently disclosed monthly NAV per share, plus the upfront selling commissions and dealer manager fees, which are effectively paid by purchasers of shares at the time of purchase, the upfront selling commissions and dealer manager fees have no effect on the NAV of any class.
NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class on such day.
Probability-Weighted Adjustments
In certain circumstances, such as in an acquisition or disposition process, we may be aware of a contingency or contingencies that could impact the value of our assets, liabilities, income or expenses for purposes of our NAV calculation. For example, we may be party to an agreement to sell a property at a value different from that used in our current NAV calculation. The same agreement may require the buyer to assume a related mortgage loan with a fair value that is different from that used in our current NAV calculation. The transaction may also involve costs for brokers, transfer taxes, and other items upon a successful closing. To the extent such contingencies may affect the value of a property, the Independent Valuation Firm may take such contingencies into account when determining the value of such property for purposes of our NAV calculation. Similarly, we may adjust the other components of our NAV (such as the carrying value of our liabilities or expense accruals) for purposes of our NAV calculation. These adjustments may be made either in whole or in part over a period of time, and both the Independent Valuation Firm and we may take into account (a) the estimated probability of the contingencies occurring and (b) the estimated impact to NAV if the contingencies were to occur when determining the timing and magnitude of any adjustments to NAV.
NAV of our Operating Partnership and OP Units
Because certain fees to the Advisor are based on our Aggregate Fund NAV, our valuation procedures include the following methodology to determine the monthly NAV of the Operating Partnership and the OP Units. Our Operating Partnership has classes of OP Units that are each economically equivalent to our corresponding classes of shares. Accordingly, on the last day of each month, the NAV per OP Unit equals the NAV per share of the corresponding class. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding OP Unit on such day.
Oversight by our Board of Directors
All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. As part of this process, our Advisor reviews the estimates of the values of our real property portfolio and real estate-related assets for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and informs our board of directors of its conclusions. Although our Independent Valuation Firm or other pricing sources may consider any comments received from us or our Advisor in making their individual valuations, the final estimated values of our real property portfolio and real estate-related assets are determined by the Independent Valuation Firm or other pricing sources, as applicable.
Our Independent Valuation Firm is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate.
Review of and Changes to Our Valuation Procedures
At least once each calendar year our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures. With respect to the valuation of our properties, the Independent Valuation Firm provides the board of directors with periodic valuation reports. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures or the identity or role of the Independent Valuation Firm.
Limitations on the Calculation of NAV
The largest component of our NAV consists of real property investments and, as with any real estate valuation protocol, each property valuation is based on a number of judgments, assumptions or opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real property investments. Although the methodologies contained in the valuation procedures are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a terrorist attack or an act of nature), our ability to implement and coordinate our NAV procedures may be impaired or delayed, including in circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents. Further, the NAV per share should not be viewed as being determinative of the value of our common stock that may be received in a sale to a third party or the value at which our stock would trade on a national stock exchange. Our board of directors may suspend this offering and the share redemption program if it determines that the calculation of NAV may be materially incorrect or there is a condition that restricts the valuation of a material portion of our assets.

•	CONFLICT RESOLUTION PROCEDURES
The following paragraph supersedes and replaces the sixth paragraph in the section of the Prospectus titled “ Conflict Resolution Procedures—Allocation of Investment Opportunities”:
The Sponsor may from time to time grant to certain Investment Vehicles certain exclusivity, rotation or other priority (each, a “Special Priority”) with respect to Industrial Investments. The only currently existing Special Priority has been granted to Build-to-Core Industrial Partnership III LLC (“BTC III”), pursuant to which BTC III will be presented one out of every three qualifying development Industrial Investments (subject to the terms and conditions of the BTC III partnership agreement) until such time as capital commitments thereunder have been fully committed. The Sponsor or its affiliates may grant additional Special Priorities in the future and from time to time.

•	PLAN OF DISTRIBUTION
The following disclosure replaces the similar disclosure under the heading “Plan of Distribution—Underwriting Compensation” in the Prospectus and all similar disclosure in the Prospectus.
Underwriting Compensation
We have entered into a dealer manager agreement with the Dealer Manager, pursuant to which the Dealer Manager agrees to, among other things, manage our relationships with third-party broker-dealers engaged by the Dealer Manager to participate in the distribution of shares of our common stock, which we refer to as “participating broker-dealers,” and financial advisors. The Dealer Manager also coordinates our marketing and distribution efforts with participating broker-dealers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our shares.
Summary
The following table shows the upfront selling commissions and dealer manager fees payable at the time you subscribe for Class T, Class S, Class D or Class I shares.

	Maximum Upfront Selling Commissions as a % of Transaction Price		Maximum Upfront Dealer Manager Fees as a % of Transaction Price
Class T shares	up to 3.0%	*	up to 1.5%	*
Class S shares	up to 3.5%		None
Class D shares	None		None
Class I shares	None		None

* The sum of upfront selling commissions and upfront dealer manager fees on Class T shares may not exceed 3.5% of the transaction price.
The following table shows the distribution fees we will pay the Dealer Manager with respect to the Class T, Class S, Class D and Class I shares on an annualized basis as a percentage of our NAV for such class. The distribution fees will be paid monthly in arrears.

	Distribution Fee as a % of NAV
Class T shares	0.85%	(1)
Class S shares	0.85%
Class D shares	0.25%
Class I shares	None

(1)
Consists of an advisor distribution fee and a dealer distribution fee. We expect that generally the advisor distribution fee will equal 0.65% per annum and the dealer distribution fee will equal 0.20% per annum, of the aggregate NAV for each Class T share. However, with respect to certain Class T shares, the advisor distribution fee and the dealer distribution fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares.

In certain circumstances, the Dealer Manager may pay certain supplemental fees or commissions in connection with the sale of Class I shares in this offering as described below under “—Supplemental Fees and Commissions—Class I shares.”
Upfront Selling Commissions and Dealer Manager Fees
Class T and Class S shares. Subject to any discounts described below, the Dealer Manager will be entitled to receive upfront selling commissions of up to 3.0%, and dealer manager fees of up to 1.5%, of the transaction price per share of each Class T share sold in the primary offering; provided, however, that the sum of upfront selling commissions and upfront dealer manager fees will not exceed 3.5% of the transaction price. Subject to any discounts described below, the Dealer Manager will be entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. The Dealer Manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker-dealers.
Investors who purchase $150,000 or more in Class T or Class S shares from the same broker-dealer, whether in a single purchase or as the result of multiple purchases, may be eligible, depending on the policies of their participating broker-dealer, for volume discounts on the upfront selling commissions. The Dealer Manager and any participating broker-dealers that offer volume discounts to their clients and their registered representatives will be responsible for implementing the volume discounts. The net offering proceeds we receive will not be affected by any reduction of upfront selling commissions. Certain participating broker-dealers may elect not to offer volume discounts to their clients.
The following table illustrates the various discount levels that may be offered for Class T and Class S shares purchased in the primary offering:

Your Investment	Upfront Selling Commissions as a % of Transaction Price of Class S Share	Upfront Selling Commissions as a % of Transaction Price of Class T Share
Up to $149,999.99	3.50%	3.00%
$150,000 to $499,999.99	3.00%	2.50%
$500,000 to $999,999.99	2.50%	2.00%
$1,000,000 and up	2.00%	1.50%
If you qualify for a volume discount as the result of multiple purchases of our Class T or Class S shares, you will receive the benefit of the applicable volume discount for the individual purchase which qualified you for the volume discount, but you will not be entitled to the benefit for prior purchases. Additionally, once you qualify for a volume discount, you will receive the benefit for subsequent purchases through the same participating broker-dealer. For this purpose, if you purchase Class T or Class S shares issued and sold in this offering you will receive the benefit of such Class T or Class S share purchases in connection with qualifying for volume discounts in our subsequent offerings through the same participating broker-dealer.
For purposes of qualifying for a volume discount as the result of multiple purchases of shares, only an individual or entity with the same social security number or taxpayer identification number, as applicable may combine their purchases as a “single purchaser”; provided that, certain participating broker-dealers may also combine purchases by an individual investor and his or her spouse living in the same household as a “single purchaser” for purposes of determining the applicable volume discount.
Requests to combine purchase orders of Class T or Class S shares as a part of a combined order for the purpose of qualifying for discounts or fee waivers must be made in writing by the broker-dealer, and any resulting reduction in upfront selling commissions will be prorated among the separate subscribers. As with discounts provided to other purchasers, the net proceeds we receive from the sale of shares will not be affected by discounts provided as a result of a combined order.
In addition, we will not pay selling commissions or dealer manager fees with respect to sales of Class T or S shares through either of the following distribution channels: (1) through fee-based programs, also known as wrap accounts or (2) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law.
Your ability to receive a discount or fee waiver based on combining orders or otherwise may depend on the financial advisor or broker-dealer through which you purchase your Class T or Class S shares. An investor qualifying for a discount will receive a higher percentage return on his or her investment than investors who do not qualify for such discount. Accordingly, you should consult with your financial advisor about the ability to receive such discounts or fee waivers before purchasing Class T or Class S shares.
Any discounts or fee waivers will reduce the purchase price per Class T or Class S share, as applicable, and thereby allow the purchase of additional shares for the same investment amount. However, discounts or fee waivers may have the effect of lengthening the period of time such shares are subject to distribution fees, as lower upfront selling commissions or dealer manager fees will lengthen the amount of time it takes to reach the conversion thresholds described below under “—Distribution Fees.”
Class D and Class I shares. No upfront selling commissions will be paid with respect to Class D and Class I shares sold in this offering. However, in certain circumstances the Dealer Manager may pay certain supplemental fees or commissions in connection with the sale of Class I shares in this offering as described below under “—Supplemental Fees and Commissions—Class I shares.”
We do not pay selling commissions on shares sold pursuant to our distribution reinvestment plan.
Distribution Fees
Class T, Class S and Class D Shares
Subject to FINRA limitations on underwriting compensation and certain other limitations described below, we will pay the Dealer Manager a distribution fee (i) with respect to our outstanding Class T shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class T shares, consisting of an advisor distribution fee and a dealer distribution fee, which we generally expect will equal 0.65% per annum and 0.20% per annum, respectively, of the aggregate NAV for the Class T shares, provided, however, that with respect to certain Class T shares, the advisor distribution fee and the dealer distribution fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares, (ii) with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares and (iii) with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of our outstanding Class D shares.
The distribution fees will be paid monthly in arrears. The Dealer Manager will reallow (pay) or advance all or a portion of the distribution fees to participating broker-dealers and servicing broker-dealers as described below. Because the distribution fees with respect to the shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our distribution reinvestment plan.
Eligibility to receive the distribution fee with respect to any Class T, Class S or Class D share is conditioned on a broker-dealer acting as the broker-dealer of record or acting as a servicing broker-dealer with respect to such share. If the applicable broker-dealer is not eligible to receive the distribution fee, the Dealer Manager will rebate to us the distribution fee that such broker-dealer would have otherwise been eligible to receive; provided, however, that the Dealer Manager shall retain the distribution fees to the extent that it has not recouped the total amount of distribution fees advanced by the Dealer Manager or to the extent that it serves as the broker-dealer of record in connection with any of the shares sold in this offering. The distribution fees are ongoing fees that are not paid at the time of purchase.
We will cease paying the distribution fees with respect to individual Class T, Class S and Class D shares when they are no longer outstanding, including as a result of conversion to Class I shares. Each Class T, Class S or Class D share held within a stockholder’s account shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares at the Applicable Conversion Rate (as defined below) on the earliest of (a) a listing of any shares of our common stock on a national securities exchange, (b) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets and (c) the end of the month in which the Dealer Manager in conjunction with our transfer agent determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through a distribution reinvestment plan or received as stock dividends) equals or exceeds 8.75% (or a lower limit set forth in any applicable agreement between the Dealer Manager and a participating broker-dealer, provided that the Dealer Manager advises our transfer agent of the lower limit in writing) of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in a primary offering (i.e., an offering other than a distribution reinvestment plan).
In addition, after termination of a primary offering registered under the Securities Act, we will cease paying the distribution fees with respect to each Class T, Class S or Class D share sold in that primary offering, each Class T, Class S or Class D share sold under a distribution reinvestment plan pursuant to the same registration statement that was used for that primary offering, and each Class T, Class S or Class D share received as a stock dividend with respect to such shares sold in such primary offering or distribution reinvestment plan, on the date when, we, with the assistance of the Dealer Manager, determine that all underwriting compensation paid or incurred with respect to the offerings covered by that registered statement from all sources, determined pursuant to the rules and guidance of FINRA, would be in excess of 10% of the aggregate purchase price of all shares sold for the account of the Company through that primary offering. Further, each such share shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares at the Applicable Conversion Rate at the end of the month in which such determination is made.
As used above, the “Applicable Conversion Rate” means (a) with respect to Class T shares, a ratio whereby the numerator is the most recently disclosed monthly Class T NAV per share and the denominator is the most recently disclosed monthly Class I NAV per share, (b) with respect to Class S shares, a ratio whereby the numerator is the most recently disclosed monthly Class S NAV per share and the denominator is the most recently disclosed monthly Class I NAV per share, and (c) with respect to Class D shares, a ratio whereby the numerator is the most recently disclosed monthly Class D NAV per share and the denominator is the most recently disclosed monthly Class I NAV per share. For each class of shares, the NAV per share shall be calculated as described in the most recent valuation procedures approved by our board of directors. Because we currently expect to allocate ongoing distribution fee expenses to our Class T, Class S and Class D shares through their distributions, and not through their NAV per share, we currently expect the Applicable Conversion Rate to remain 1:1 for our Class T, Class S and Class D shares.
Supplemental Fees and Commissions—Class I shares
In addition to the fees and commissions described above, the Dealer Manager may elect to pay supplemental fees or commissions to participating broker-dealers and servicing broker-dealers with respect to Class I shares sold in the primary offering. If such supplemental fees or commissions are paid with respect to an investment, the investor will be notified through disclosure on the subscription agreement. Such supplemental fees or commissions may be paid at the time of sale or over time. Any such supplemental fees and commissions will be considered underwriting compensation subject to the 10% underwriting compensation limit described below and will not be reimbursed by us, but may be reimbursed by the Advisor. Assuming that we sell the maximum primary offering in equal dollar amounts of each class offered, we do not expect such supplemental fees and commissions to exceed $2.5 million.
Other Compensation
We also pay directly, or reimburse the Advisor and the Dealer Manager if they pay on our behalf, any issuer organization and offering expenses (meaning organization and offering expenses other than underwriting compensation) as and when incurred. These expenses may include reimbursements for the bona fide due diligence expenses of participating broker-dealers, supported by detailed and itemized invoices, and similar diligence expenses of investment advisers. We may also pay directly, or reimburse the Advisor and the Dealer Manager if they pay on our behalf, certain underwriting compensation expenses, including legal fees of the Dealer Manager, costs reimbursement for registered representatives of participating broker-dealers to attend educational conferences sponsored by us or the Dealer Manager, attendance fees for registered persons associated with the Dealer Manager to attend seminars conducted by participating broker-dealers, reimbursement of broker-dealers for technology costs and expenses associated with the offering and costs and expenses associated with the facilitation of the marketing of our shares and ownership of our shares by their participating customers, and promotional items.
In addition, the Advisor may pay the Dealer Manager, without reimbursement by us, additional amounts in order to fund certain of the Dealer Manager’s costs and expenses related to the distribution of the offering, including compensation of certain registered employees of the Dealer Manager, reimbursements for customary travel, lodging, meals and reasonable entertainment expenses and other actual costs of registered persons associated with the Dealer Manager incurred in the performance of wholesaling activities, as well as supplemental fees and commissions paid by the Dealer Manager with respect to sales of Class I shares described above. Such payments will be considered underwriting compensation subject to the 10% underwriting compensation limit described below. Assuming that we sell the maximum primary offering in equal dollar amounts of each class offered, we do not expect such payments to exceed $34.8 million (including payments to reimburse the Dealer Manager for payments of any supplemental fees or commissions in connection with the sale of Class I shares that are not reimbursable by us, as described above in “—Supplemental Fees and Commissions—Class I shares”).
Limitations on Underwriting Compensation
The Dealer Manager will monitor the aggregate amount of underwriting compensation that we and the Advisor pay in connection with this offering in order to ensure we comply with the underwriting compensation limits of applicable FINRA rules. FINRA rules also limit our total organization and offering expenses (including upfront selling commissions, bona fide due diligence expenses and other underwriting compensation) to 15% of our gross offering proceeds from this offering. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, the Advisor has agreed to reimburse us to the extent that total cumulative organization and offering expenses (including selling commissions, the dealer manager fee, the distribution fee and any additional underwriting compensation) that we incur exceed 15% of our gross proceeds from the applicable offering.
The following table assumes that (1) we sell the maximum primary offering amount, (2) 1/6 of primary offering gross proceeds come from sales of Class T shares, 1/6 of primary offering gross proceeds come from sales of Class S shares, 1/3 of primary offering gross proceeds come from sales of Class D shares and 1/3 of primary offering gross proceeds come from sales of Class I shares, (3) no shares are reallocated between the primary offering and the distribution reinvestment plan, and (4) all Class T and Class S shares are sold with the highest possible upfront selling commissions and dealer manager fees. The table does not give effect to any shares issued pursuant to our distribution reinvestment plan. The following table also assumes that we will cease paying distribution fees with respect to any Class T, Class S and Class D shares after the time the total upfront selling commissions, dealer manager fees and distribution fees with respect to such Class T, Class Sand Class D share reach 8.75% of the gross proceeds from the primary offering of such Class T, Class S or Class D share.
Maximum Estimated Underwriting Fees and Expenses
At Maximum Primary Offering of $2,500,000,000

Upfront selling commissions and dealer manager fees	$28,180,000	1.1%
Supplemental fees and commissions	$2,500,000	0.1%
Distribution fees (1)	$117,653,000	4.7%
Wholesaling compensation allocations (2)	$29,500,000	1.2%
Reimbursements related to retail activities (3)	$2,245,000	0.1%
Reimbursements for wholesaling activities (4)	$2,773,000	0.1%
Legal fees allocable to the Dealer Manager	$100,000	—%
Promotional items	$274,000	—%
Total	$183,225,000	7.3%

(1)
We will pay the Dealer Manager a distribution fee with respect to our outstanding Class T, Class S and Class D shares as described above under “—Distribution Fees—Class T, Class S and Class D shares.” The numbers presented reflect that distribution fees are paid over a number of years, and as a result, will cumulatively increase above the per annum percentage amounts over time. The Dealer Manager will reallow (pay) or advance all or a portion of the distribution fee to participating broker-dealers and servicing broker-dealers with respect to such shares, and will rebate distribution fees to us to the extent a broker-dealer is not eligible to receive it, provided, however, that the Dealer Manager shall retain the distribution fees to the extent that it has not recouped the total amount of distribution fees advanced by the Dealer Manager or to the extent that it acts as the broker-dealer of record in connection with any of the shares sold in this offering. The distribution fees are ongoing fees that are not paid at the time of purchase.

(2)
Represents the estimated amount of non-transaction based and transaction-based compensation of the Dealer Manager’s employees engaged in the distribution of this offering that will be allocated to this offering under applicable FINRA rules. The Advisor will reimburse the Dealer Manager for these expenses, without reimbursement from us, to the extent permissible under applicable FINRA rules.

(3)
Consists primarily of (a) fees paid to participating broker-dealers to attend retail seminars sponsored by such participating broker-dealers and (b) amounts used to reimburse participating broker-dealers for the actual costs incurred by registered representatives for travel, lodging and meals in connection with attending bona fide training and education meetings sponsored by us or the Dealer Manager. We will reimburse the Dealer Manager for these expenses to the extent permissible under applicable FINRA rules.

(4)
Consists primarily of expense reimbursements for actual costs incurred by employees of the Dealer Manager in the performance of wholesaling activities, including reasonable entertainment expenses and actual costs incurred by such employees for travel, lodging and meals in connection with attending retail seminars sponsored by participating broker-dealers and bona fide training and education meetings sponsored by us or the Dealer Manager. The Advisor will reimburse the Dealer Manager for these expenses, without reimbursement from us, to the extent permissible under applicable FINRA rules.

Term of the Dealer Manager Agreement
Either party may terminate the dealer manager agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the dealer manager agreement.

•	REVISIONS TO PAYMENT STRUCTURE OF PERFORMANCE COMPONENT OF ADVISORY FEE
The following disclosure updates the similar disclosure in the sections of the Prospectus entitled “The Advisor and the Advisory Agreement” and “The Operating Partnership Agreement,” and all similar disclosure in the Prospectus.
On January 1, 2019, we, our Operating Partnership, and our Advisor entered into an amended and restated advisory agreement (the “Amended Advisory Agreement”), and we entered into an amended and restated limited partnership agreement of our Operating Partnership (the “Amended Operating Partnership Agreement”). Our Operating Partnership also issued to our Sponsor, for $1,000 in consideration, 100 partnership units in the Operating Partnership constituting a separate series of partnership interests with special distribution rights, or the “Special Units.”
These agreements were amended, and the Special Units were issued, so that, at the election of the Sponsor, the performance component of the advisory fee previously payable to the Advisor may be paid instead to the Sponsor as a performance participation allocation with respect to the Special Units. Under the Amended Advisory Agreement and Amended Operating Partnership Agreement, if the Sponsor does not elect on or before the first day of a calendar year to have the performance component of the advisory fee paid as a fee to the Advisor, then it will be paid as a distribution on the performance participation interest to the Sponsor, as the holder of the Special Units. In such case, the performance component of the advisory fee will be payable in cash or Class I OP Units, at the election of the Sponsor. If the Sponsor elects to receive such distributions in Class I OP Units, the number of Class I OP Units to be issued to the Sponsor will be determined by dividing an amount equal to the value of the performance component of the advisory fee by the NAV per Class I OP Unit as of the date of the distribution. The Sponsor may request the Operating Partnership to repurchase such OP Units from the Sponsor at a later date. Any such repurchase requests will not be subject to any holding period, early redemption deduction, volume limitations or other restrictions that apply to other holders of OP Units under the Amended Operating Partnership Agreement or to our stockholders under our share redemption program. In the event the performance component of the advisory fee is paid in cash to the Sponsor as an allocation and distribution in its capacity as holder of the Special Units, such amount will not be deductible by the Operating Partnership although it will reduce the cash available for distribution to holders of common OP Units and we believe that taxable income allocated to the Sponsor as holder of the Special Units should reduce the amount of taxable income allocable to the holders of common OP Units for the taxable period of the allocation. In addition, in the event the Operating Partnership commences a liquidation of its assets during any calendar year, the Sponsor will be distributed the performance participation allocation as its liquidation distribution, or the Advisor will receive payment of the performance component of the advisory fee, as applicable, prior to the distribution of the remaining liquidation proceeds to the holders of OP Units.
The Special Units do not receive Operating Partnership distributions or allocations except as described above. Holders of Special Units do not share in distributions paid to holders of common OP Units and are not allocated income or losses of the Operating Partnership except to the extent of taxable income allocated to them in their capacity as holders of the Special Units.

•	SECOND AMENDED AND RESTATED CREDIT FACILITY AGREEMENT
On January 11, 2019 (the “Effective Date”), the Operating Partnership (the “Borrower”), a wholly-owned subsidiary of the Company (collectively with the Borrower, “we,” “us” or “our”) amended and restated its existing senior unsecured revolving and term credit facility agreement by entering into a $450 million revolving credit facility (the “Revolving Credit Facility”) and a $325 million term loan (the “Term Loan”), for an aggregate amount of $775 million (collectively, the “Credit Facility”) with a syndicate of lenders led by Bank of America, N.A., as administrative agent, Wells Fargo Bank, National Association, JPMorgan Chase Bank, N.A. and PNC Bank, National Association, as co-syndication agents, and U.S. Bank National Association, as documentation agent. The lenders are Bank of America, N.A.; Wells Fargo Bank, National Association; PNC Bank, National Association; JPMorgan Chase Bank, N.A.; US Bank National Association; Regions Bank;

BMO Harris Bank, N.A.; Capital One, National Association; Associated Bank, National Association; Bank of the West; MUFG Union Bank, N.A.; and Raymond James Bank, N.A. (collectively, the “Credit Facility Lenders”). The Credit Facility provides the Borrower with the ability from time to time to increase the size of the Credit Facility up to a total of $1 billion, subject to receipt of lender commitments and other conditions.
The Revolving Credit Facility contains a sublimit of $50 million for letters of credit and a sublimit of $50 million for swing line loans. The primary interest rate for the Revolving Credit Facility is based on LIBOR, plus a margin ranging from 1.30% to 2.10%, depending on the Company’s consolidated leverage ratio. The maturity date of the Revolving Credit Facility is January 31, 2023 and contains two six month extension options that the Borrower may exercise upon (i) payment of an extension fee equal to 0.075% of the sum of the amount outstanding under the Revolving Credit Facility and the unused portion of the Revolving Credit Facility at the time of the extension, and (ii) compliance with the other conditions set forth in the credit facility agreement. The primary interest rate for the Term Loan is based on LIBOR, plus a margin ranging from 1.25% to 2.05%, depending on the Company’s consolidated leverage ratio. The maturity date of the Term Loan is January 31, 2024.  Based on the Company’s current consolidated leverage ratio, we can elect to borrow at LIBOR, plus 1.50% and LIBOR, plus 1.40% for the Revolving Credit Facility and Term Loan, respectively. Alternatively, we can choose to borrow at a “base rate” equal to (i) the highest of (a) the Federal Funds Rate plus 0.5%, (b) the prime rate announced by Bank of America, N.A., and (c) the Eurodollar Rate plus 1.00%, plus (ii) a margin ranging from 0.30% to 1.10% for base rate loans under the Revolving Credit Facility or a margin ranging from 0.25% to 1.05% for base rate loans under the Term Loan, which would be 0.50% and 0.40% for the Revolving Credit Facility and Term Loan, respectively, based on our current consolidated leverage ratio. If the “base rate” or Eurodollar Rate is less than zero, each will be deemed to be zero for purposes of the Credit Facility.
The Borrower must pay to the administrative agent a quarterly unused Revolving Credit Facility fee that equals the amount of the Revolving Credit Facility unused by the Borrower on a given day multiplied by either (i) 0.15% on an annualized basis if more than 50% of the Revolving Credit Facility is being used or, (ii) 0.20% on an annualized basis if less than or equal to 50% of the Revolving Credit Facility is being used. The undisbursed portion of the Term Loan (equal to $175 million) may be drawn in up to three advances within the first one hundred eighty days following the Effective Date. Until the earlier of the date on which the Term Loan is fully dispersed, or July 11, 2019, the Borrower must also pay to the administrative agent a quarterly Term Loan unused fee that equals the amount of the Term Loan unused by the Borrower on a given day multiplied by 0.20% on an annualized basis.
Borrowings under the Credit Facility are guaranteed by the Company and certain of its subsidiaries. The Credit Facility requires the maintenance of certain financial covenants, including: (i) consolidated leverage ratio; (ii) consolidated fixed charge coverage ratio; (iii) consolidated tangible net worth; (iv) secured indebtedness to total asset value; (v) secured recourse indebtedness to total asset value; (vi) unencumbered asset pool leverage ratio; (vii) unsecured interest coverage ratio; and (viii) unencumbered property pool criteria. The Credit Facility provides the flexibility to move assets in and out of the unencumbered property pool during the term of the Credit Facility, subject to compliance with certain covenants.
In addition, the Credit Facility contains customary affirmative and negative covenants, which, among other things, require the Borrower to deliver to the Credit Facility Lenders specified quarterly and annual financial information, and limit the Borrower and/or the Company, subject to various exceptions and thresholds from: (i) creating liens on the unencumbered asset pool; (ii) merging with other companies or causing a change of control; (iii) selling all or substantially all of its assets or properties; (iv) entering into transactions with affiliates, except on an arms-length basis; (v) making certain types of investments; (vi) changing the nature of the Company’s business; and (vii) if the Borrower is in default under the Credit Facility, paying certain distributions or certain other payments to affiliates.
The Credit Facility permits voluntary prepayment of principal and accrued interest without premium or penalty subject to payment of applicable LIBOR breakage fees and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Credit Facility, the majority Credit Facility Lenders may accelerate the repayment of amounts outstanding under the Credit Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.
Borrowings under the Credit Facility are available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties.
Our aggregate outstanding borrowings under the facility were not changed in connection with amending and restating the Credit Facility credit agreement.

•	SENIOR UNSECURED TERM LOAN CREDIT AGREEMENT
On the Effective Date, the Borrower also amended and restated its existing senior unsecured term loan credit agreement by entering into a $200 million unsecured term loan (the “Senior Unsecured Term Loan”) with a syndicate of lenders led by Wells Fargo Bank, National Association, as administrative agent; Regions Bank, as syndication agent; and Capital One,

National Association, as documentation agent. The lenders are Wells Fargo Bank, National Association; Regions Bank; Capital One, National Association; MUFG Union Bank, N.A.; and Raymond James Bank, N.A. (collectively, the “Senior Unsecured Term Loan Lenders”). The Senior Unsecured Term Loan provides the Borrower with the ability from time to time to increase the size of the Senior Unsecured Term Loan up to a total of $400 million, subject to receipt of lender commitments and other conditions.
The primary interest rate for the Senior Unsecured Term Loan is based on LIBOR, plus a margin ranging from 1.25% to 2.05%, depending on our consolidated leverage ratio. The maturity date of the Senior Unsecured Term Loan is February 27, 2022 and may be extended pursuant to two one-year extension options that the Borrower may exercise upon (i) payment of an extension fee equal to 0.10% for the first extension and 0.15% for the second extension, and (ii) compliance with the conditions set forth in the senior unsecured term loan credit agreement. Based on our current consolidated leverage ratio, we can elect to borrow at LIBOR, plus 1.40%. Alternatively, we can choose to borrow at a “base rate” equal to (i) the highest of (a) the prime rate announced by Wells Fargo Bank, National Association, (b) the Federal Funds Rate plus 0.50% and (c) LIBOR Market Index Rate plus 1.00%, plus (ii) a margin ranging from 0.25% to 1.05%, and would be 0.40% based on our current consolidated leverage ratio.
Each Senior Unsecured Term Loan Lender made (or was deemed to have made, as applicable) Senior Unsecured Term Loans to the Borrower on the Effective Date in the aggregate principal amount up to the amount of such lender’s Senior Unsecured Term Loan commitment, for an aggregate total amount of $200 million. Such amounts may not be reborrowed once repaid.
Borrowings under the Senior Unsecured Term Loan are guaranteed by the Company and certain of its subsidiaries. The Senior Unsecured Term Loan requires the maintenance of certain financial covenants, including: (i) consolidated leverage ratio; (ii) consolidated fixed charge coverage ratio; (iii) consolidated tangible net worth; (iv) secured indebtedness to total asset value; (v) secured recourse indebtedness to total asset value; (vi) unencumbered asset pool leverage ratio; (vii) unsecured interest coverage ratio; and (viii) unencumbered property pool criteria. The Senior Unsecured Term Loan provides the flexibility to move assets in and out of the unencumbered property pool during the term of the Senior Unsecured Term Loan subject to compliance with certain covenants.
In addition, the Senior Unsecured Term Loan contains customary affirmative and negative covenants, which, among other things, require the Borrower to deliver to the Senior Unsecured Term Loan Lenders specified quarterly and annual financial information, and limit the Borrower and/or the Company, subject to various exceptions and thresholds from: (i) creating liens on the unencumbered asset pool; (ii) merging with other companies or causing a change of control; (iii) selling all or substantially all of its assets or properties; (iv) entering into transactions with affiliates, except on an arms-length basis; (v) making certain types of investments; (vi) changing the nature of the Company’s business; and (vii) if the Borrower is in default under the Senior Unsecured Term Loan, paying certain distributions or certain other payments to affiliates.
The Senior Unsecured Term Loan permits voluntary prepayment of the loan at any time subject to payment of applicable LIBOR breakage fees and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Senior Unsecured Term Loan, the Senior Unsecured Term Loan Lenders may accelerate the repayment of amounts outstanding under the Senior Unsecured Term Loan and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.
Borrowings under the Senior Unsecured Term Loan are available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties.
Our aggregate outstanding borrowings under the facility were not changed in connection with amending and restating the Senior Unsecured Term Loan credit agreement.

•	PRO FORMA INFORMATION
Assuming the Credit Facility and Senior Unsecured Term Loan were in-place as of December 31, 2018, on a pro forma basis, this would have resulted in a decrease of the Company’s overall weighted-average interest rate from 3.98% to 3.89% and an increase of the Company’s weighted-average debt maturity from 1.9 years to 3.7 years, before consideration of any available extension options.

•	ENTRY INTO AN AGREEMENT TO SELL A PROPERTY
On February 8, 2019, a purchase and sale contract (the “Purchase Agreement”) was entered into between DPF 655 Montgomery LP, one of our subsidiaries, and BCAL 655 Montgomery Property LLC (the “Purchaser”). Pursuant to the Purchase Agreement, we agreed to sell a 263,000 square foot office property in San Francisco, California (referred to as “655

Montgomery”) to the Purchaser, an unrelated third party, for a gross sales price of approximately $191.5 million. As of December 31, 2018, 655 Montgomery was approximately 89.1% leased with a weighted-average remaining lease term of approximately 6.1 years based on annualized base rent.
655 Montgomery is encumbered by a mortgage note and a mezzanine loan secured by a pledge of ownership interests in DPF 655 Montgomery LP, which we expect to prepay at par upon the closing of this transaction. As of December 31, 2018, the mortgage note and mezzanine loan had an aggregate outstanding principal balance of approximately $98.6 million with a weighted-average variable interest rate of 5.25% and both mature in September 2020.
The closing of this transaction is subject to various contingencies, and we cannot provide assurance whether or when this transaction will occur. The Purchaser’s due diligence period expired February 8, 2019. The Purchaser has deposited $5.0 million into escrow. The current outside closing date is May 6, 2019, although such closing may occur earlier upon satisfaction of certain conditions.

•	AMENDED AND RESTATED OPERATING PARTNERSHIP AGREEMENT
On February 26, 2019, we, the Operating Partnership, and the Sponsor entered into an eighth amended and restated limited partnership agreement of the Operating Partnership (the “Eighth Amended Operating Partnership Agreement”). As amended, Class T partnership units (“Class T OP Units”) are now divided into Series 1 and Series 2. Series 2 Class T OP Units convert to Class I partnership units in certain circumstances and have redemption rights equivalent to those of other ordinary classes of partnership units that are issued to third parties, in each case as set forth in the Eighth Amended Operating Partnership Agreement.

•	RISK FACTORS
The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the Prospectus and all similar disclosure in the Prospectus:
Our NAV per share may suddenly change if the valuations of our properties materially change from prior valuations.
It is possible that the annual appraisals of our properties may not be spread evenly throughout the year and may differ from the most recent monthly valuation. As such, when these appraisals are reflected in our Independent Valuation Firm’s valuation of our real estate portfolio, there may be a sudden change in our NAV per share for each class of our common stock. Property valuation changes can occur for a variety of reasons, such as local real estate market conditions, the financial condition of our tenants, or lease expirations. For example, we regularly face lease expirations across our portfolio, and as we move further away from lease commencement toward the end of a lease term, the valuation of the underlying property will be expected to drop depending on the likelihood of a renewal or a new lease on similar terms. Such a valuation drop can be particularly significant when closer to a lease expiration, especially for single tenant buildings or where an individual tenant occupies a large portion of a building. We are at the greatest risk of these valuation changes during periods in which we have a large number of lease expirations as well as when the lease of a significant tenant is closer to expiration. Similarly, if a tenant will have an option in the future to purchase one of our properties from us at a price that is less than the current valuation of the property, then if the value of the property exceeds the option price, the valuation will be expected to decline and begin to approach the purchase price as the date of the option approaches. In addition, actual operating results could change unexpectedly. For example, if operating expenses suddenly increase or revenues decrease, such change may in turn cause a sudden increase or decrease in the NAV per share amounts.
New acquisitions may be valued for purposes of our NAV at less than what we pay for them, which would dilute our NAV, or at more than what we pay for them, which would be accretive to our NAV.
Pursuant to our valuation procedures, the acquisition price of newly acquired properties will serve as our appraised value for the calendar year of acquisition, and thereafter will be part of the rotating appraisal cycle such that they are appraised at least every calendar year. This is true whether the acquisition is funded with cash, equity or a combination thereof. However, the Independent Valuation Firm always has the ability to adjust property valuations for purposes of our NAV from the most recent appraised value. Similarly, if the Independent Valuation Firm believes that the purchase price for a recent acquisition does not reflect the current value of the property, the Independent Valuation Firm has the ability to adjust the valuation for purposes of our NAV immediately after acquisition. Even if the Independent Valuation Firm does not adjust the valuation immediately following the acquisition, when we obtain an appraisal on the property, it may not appraise at a value equal to the purchase price. Accordingly, the value of a new acquisition as established under our NAV procedures could be less than what we pay for it, which could negatively affect our NAV, or more than what we pay for it, which could positively affect our NAV. Large portfolio acquisitions, in particular, may require a “portfolio premium” to be paid by us in order to be a competitive bidder, and this “portfolio premium” may not be taken into consideration in calculating our NAV. In addition, acquisition expenses we incur in connection with new acquisitions will negatively impact our NAV. We may make acquisitions (with cash or equity) of any size without stockholder approval, and such acquisitions may be dilutive or accretive to our NAV.
The NAV per share that we publish may not necessarily reflect changes in our NAV that are not immediately quantifiable.
From time to time, we may experience events with respect to our investments that may have a material impact on our NAV. For example, and not by way of limitation, changes in governmental rules, regulations and fiscal policies, environmental legislation, acts of God, terrorism, social unrest, civil disturbances and major disturbances in financial markets may cause the value of a property to change materially. Similarly, negotiations, disputes and litigation that involve us and other parties may ultimately have a positive or negative impact on our NAV. The NAV per share of each class of our common stock as published for any given month may not reflect such extraordinary events to the extent that their financial impact is not immediately quantifiable. As a result, the NAV per share that we publish may not necessarily reflect changes in our NAV that are not immediately quantifiable, and the NAV per share of each class published after the announcement of a material event may differ significantly from our actual NAV per share for such class until such time as the financial impact is quantified and our NAV is appropriately adjusted in accordance with our valuation procedures. The resulting potential disparity in our NAV may inure to the benefit of redeeming stockholders or non-redeeming stockholders and new purchasers of our common stock, depending on whether our published NAV per share for such class is overstated or understated.
We are dependent on our tenants for revenue and we are exposed to risks if we are unable to collect rent from our tenants.
Our revenues from property investments depend on the creditworthiness of our tenants and will be adversely affected by the loss of or default by significant lessees. Much of our tenant base is presently comprised of and is expected to continue to be comprised of non-rated and non-investment grade tenants. Lease payment defaults by tenants could cause us to reduce the amount of distributions to you and could force us to find an alternative source of funding to pay any mortgage loan interest or principal, taxes, or other obligations relating to the property. In the event of a tenant default, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a lease is terminated, the value of the property may be immediately and negatively affected and we may be unable to lease the property for the rent previously received or at all or sell the property without incurring a loss. As of December 31, 2018, no tenants represented more than 10.0% of total annualized base rent, and our 10 largest tenants represented 33.9% of total annualized base rent. We are not aware of any current tenants, including our largest tenant, whose inability to pay their contractual rental amounts would have a material adverse impact on our results of operations.
The Advisor’s fee may not create proper incentives or may induce the Advisor and its affiliates to make certain investments, including speculative investments, that increase the risk of our real estate portfolio.
The advisory fee we pay the Advisor is made up of a fixed component and a performance component. We will pay the Advisor the fixed component regardless of the performance of our portfolio. The Advisor’s entitlement to the fixed component, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. We will be required to pay the Advisor the fixed component in a particular period despite experiencing a net loss or a decline in the value of our portfolio during that period. The performance component, which is based on our total distributions plus the change in NAV per share, may create an incentive for the Advisor to make riskier or more speculative investments on our behalf than it would otherwise make in the absence of such performance-based compensation.
Our Advisor’s product specialists may have time constraints and other conflicts of interest due to relationships or affiliations they have with other entities, and our stockholders will not be able to assess our Advisor’s product specialists’ qualifications when deciding whether to make an investment in shares of our common stock.
Our Advisor utilizes affiliated product specialists to assist in fulfilling its responsibilities to us. Our Advisor’s product specialists generally do not owe fiduciary duties to us and may have time constraints and other conflicts of interest due to relationships or affiliations they have with other entities. Our stockholders will not be able to assess the qualifications of our Advisor’s product specialists when deciding whether to make an investment in shares of our common stock. Therefore, our stockholders may not be able to determine whether our Advisor’s product specialists are sufficiently qualified or otherwise desirable to work with.

We will compete with entities sponsored or advised by affiliates of the Sponsor, for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire or sell investments, and for customers, which may have an adverse impact on our operations.
We will compete with entities sponsored or advised by affiliates of the Sponsor, whether existing or created in the future, as well as entities for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire, lease, finance or sell certain types of properties. We may also buy, finance or sell properties at the same time as these entities are buying, financing or selling properties. In this regard, there is a risk that we will purchase a property that provides lower returns to us than a property purchased by entities sponsored or advised by affiliates of the Sponsor and entities for whom affiliates of the Sponsor provide certain advisory or management services.
Certain entities sponsored or advised by affiliates of the Sponsor own and/or manage properties in geographical areas in which we expect to own properties. Therefore, our properties may compete for customers with other properties owned and/or managed by these entities. The Advisor may face conflicts of interest when evaluating customer leasing opportunities for our properties and other properties owned and/or managed by these entities and these conflicts of interest may have a negative impact on our ability to attract and retain customers. The Sponsor and the Advisor have implemented lease allocation guidelines to assist with the process of the allocation of leases when we and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular customer. Pursuant to the lease allocation guidelines, if we have an opportunity to bid on a lease with a prospective customer and one or more of these other entities has a potentially competing property, then, under certain circumstances, we may not be permitted to bid on the opportunity and in other circumstances, we and the other entities will be permitted to participate in the bidding process. The lease allocation guidelines are overseen by a joint management committee consisting of our management committee and certain other management representatives associated with other entities to which affiliates of the Advisor are providing similar services.
Because affiliates of the Sponsor and the Advisor currently sponsor and in the future may advise other investment vehicles (each, an “Investment Vehicle”) with overlapping investment objectives, strategies and criteria, potential conflicts of interest may arise with respect to industrial real estate investment opportunities (“Industrial Investments”). In order to manage this potential conflict of interest, in allocating Industrial Investments among the Investment Vehicles, the Sponsor follows an allocation policy (the “Allocation Policy”) which currently provides that if the Sponsor or one of its affiliates is awarded and controls an Industrial Investment that is suitable for more than one Investment Vehicle, based upon various Allocation Factors (as defined below), including without limitation availability of capital, portfolio objectives, diversification goals, target investment markets, return requirements, investment timing and the Investment Vehicle’s applicable approval discretion and timing, then the Industrial Investment will be allocated to Investment Vehicles on a rotational basis and will be offered to the Investment Vehicle at the top of the rotation list (that is, the Investment Vehicle that has gone the longest without being allocated an Industrial Investment). If an Investment Vehicle on the list declines the Industrial Investment, it will be rotated to the bottom of the rotation list. Exceptions may be made to the Allocation Policy for (x) transactions necessary to accommodate an exchange pursuant to Section 1031 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or (y) characteristics of a particular Industrial Investment or Investment Vehicle, such as adjacency to an existing asset, legal, regulatory or tax concerns or benefits, portfolio balancing or other Allocation Factors, which make the Industrial Investment more advantageous to one of the Investment Vehicles. In addition, the Sponsor may from time to time specify that it will not seek new allocations for more than one Investment Vehicle until certain minimum allocation levels are reached. “Allocation Factors” are those allocation factors that the Sponsor maintains and updates from time to time based on review by the Sponsor’s Head of Real Estate.
The Sponsor may from time to time grant to certain Investment Vehicles certain exclusivity, rotation or other priority (each, a “Special Priority”) with respect to Industrial Investments or other investment opportunities. The only currently existing Special Priority has been granted to Build-to-Core Industrial Partnership III LLC (“BTC III”), pursuant to which BTC III will be presented one out of every three qualifying development Industrial Investments (subject to the terms and conditions of the BTC III partnership agreement) until such time as capital commitments thereunder have been fully committed. The Sponsor or its affiliates may grant additional Special Priorities in the future and from time to time. In addition, to the extent that a potential conflict of interest arises with respect to an investment opportunity other than an Industrial Investment, the Sponsor currently expects to manage the potential conflict of interest by allocating the investment in accordance with the principles of the Allocation Policy the Sponsor follows with respect to Industrial Investments.
The Sponsor may modify its overall allocation policies from time to time. Any changes to the Sponsor’s allocation policies will be timely reported to our Conflicts Resolution Committee. The Advisor will be required to provide information to our board of directors on a quarterly basis to enable our board of directors, including the independent directors, to determine whether such policies are being fairly applied.

We assume the risk that our credit facility lenders may not honor their commitments to us.
We may enter into credit facility arrangements with lenders pursuant to which, subject to certain conditions, they commit to lend us money, provide us with letters of credit or provide other financial services to us. If we fail to comply with the covenants in such arrangements, the lenders could declare us in default, accelerate the maturities of our borrowings and refuse to make loans or provide other financial services to us. Or, if a lender becomes unable or unwilling to honor its commitments to us, we may not receive the loans and other financial services for which we negotiated. In such a situation, a replacement lender may be difficult or impossible to find quickly or at all. If we are unable to receive loans and other financial services, our liquidity and business could be negatively impacted.
We have entered into, and may continue to enter into, financing arrangements involving balloon payment obligations, which may adversely affect our ability to refinance or sell properties on favorable terms, and to make distributions to our stockholders.
Most of our current financing arrangements require us to make a lump-sum or “balloon” payment at maturity. Our ability to make a balloon payment at maturity will be uncertain and may depend upon our ability to obtain additional financing or our ability to sell a particular property. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or to sell a particular property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to our stockholders and the projected time of disposition of our assets. In an environment of increasing interest rates, if we place debt on properties or obtain corporate debt, we run the risk of being unable to refinance such debt if interest rates are higher at the time a balloon payment is due. In addition, payments of principal and interest made to service our debts, including balloon payments, may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT.

•	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
General
Black Creek Diversified Property Fund Inc. is a NAV-based perpetual life REIT that was formed on April 11, 2005, as a Maryland corporation. We are primarily focused on investing in and operating a diverse portfolio of real property. As of December 31, 2018, our real estate portfolio consisted of 47 properties, which includes four properties that are part of the DST Program, totaling approximately 7.7 million square feet located in 18 markets throughout the U.S., with 490 tenants.
We have operated and elected to be treated as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2006, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an UPREIT organizational structure to hold all or substantially all of our assets through the Operating Partnership.
As a NAV-based perpetual life REIT, we intend to conduct ongoing public primary offerings of our common stock on a perpetual basis. We also intend to conduct an ongoing distribution reinvestment plan offering for our stockholders to reinvest distributions in our shares. From time to time, we intend to file new registration statements on Form S-11 with the SEC to register additional shares of common stock so that we may continuously offer shares of common stock pursuant to Rule 415 under the Securities Act. During 2018, we raised $141.1 million of gross proceeds from the sale of common stock in our ongoing public primary offerings and $19.0 million from the sale of common stock under our distribution reinvestment plan. See “Note 7 to the Consolidated Financial Statements” in the section of this Supplement titled “Financial Statements and Supplementary Data” for more information about our public offerings.
Additionally, we have a program to raise capital through private placement offerings by selling beneficial interests in specific Delaware statutory trusts holding real properties. These private placement offerings are exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act. We anticipate that these interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 of the Code. Similar to our prior private placement offerings, we expect that the DST Program will give us the opportunity to expand and diversify our capital raise strategies by offering what we believe to be an attractive and unique investment product for investors that may be seeking replacement properties to complete like-kind exchange transactions under Section 1031 of the Code. During 2018, we raised $43.2 million from the sale of interests related to the DST Program. See “Note 5 to the Consolidated Financial Statements” in the section of this Supplement titled “Financial Statements and Supplementary Data” for additional detail regarding the DST Program.

We currently operate in three reportable segments: office, retail and industrial. The following table summarizes our real estate portfolio by segment as of December 31, 2018:

($ and square feet in thousands)	Number of Markets (1)	Number of Properties	Rentable Square Feet	% Leased	Aggregate Fair Value	% of Aggregate Fair Value
Office properties	11	14	3,003	84.4%	$1,107,500	52.8%
Retail properties	7	28	3,080	93.2	862,000	41.1
Industrial properties	5	5	1,594	97.3	128,400	6.1
Total real estate portfolio	18	47	7,677	90.6%	$2,097,900	100.0%

(1)
Reflects the number of unique markets by segment and in total. As such, the total number of markets does not equal the sum of the number of markets by segment as certain segments are located in the same market.

We will continue to focus our investment activities on expanding a high-quality, diversified real estate portfolio throughout the U.S. Although we generally target investments in four primary property categories (office, retail, industrial and multifamily), our charter and bylaws do not preclude us from investing in other types of commercial property, real estate debt, or real estate-related equity securities. Our near-term, investment strategy is likely to prioritize new investments in the industrial and multifamily sectors due to attractive fundamental conditions. We have been focused on selling certain office and retail assets. The disposition of these properties has helped us to increase our current allocation to industrial real estate assets and liquidity to pursue new investment opportunities. However, there can be no assurance that we will be successful in this investment strategy, including with respect to any particular asset class. To a lesser extent we may invest in other types of real estate including, but not limited to, hospitality, medical offices, student housing and unimproved land. We currently do not intend in investing in these other types of real estate.
Real Estate Outlook
Overall, the U.S. economic environment has continued to improve and remains fundamentally sound. Gross domestic product (“GDP”) in the U.S. has continued to grow, and the U.S. unemployment rate is expected to continue at a relatively low rate. We expect moderate economic growth in the U.S. to continue throughout 2019 as domestic wages continue to grow and consumer and business confidence remains high.
While the U.S. commercial real estate market saw a decline in transaction volume and a slowing of price increases, low vacancy rates and rising rents in many parts of the commercial property market resulted in continued net operating income growth.
The capital markets outlook for commercial real estate is less clear. While still strong, property operating fundamentals and value gains are moderate at this stage of the cycle. However, investment demand for commercial real estate remains high, bolstered by an abundance of domestic and foreign capital seeking increased allocations to the sector. Overall, while there seems to be more runway for commercial real estate to continue to perform well, there are uncertainties as to how real estate investors will price real estate investments should interest rates increase in a material way.
RESULTS OF OPERATIONS
Summary of 2018 Activities
During 2018, we completed the following activities:

•	Our NAV increased from $7.41 per share as of December 31, 2017 to $7.44 per share as of December 31, 2018.

•	We acquired two industrial properties comprising 0.5 million square feet for an aggregate purchase price of $55.8 million.

•
We sold two retail properties; one office property; one building from a two-building office property; and two outparcels for net proceeds of $77.7 million. We recorded a total net gain of $14.1 million.

•
We decreased our leverage ratio from 49.1% as of December 31, 2017 to 47.7% as of December 31, 2018. Our leverage ratio for reporting purposes is calculated as the outstanding principal balance of our total property and corporate-level debt divided by the fair value of our real property and debt-related investments.

•
We leased 1.2 million square feet, which included 531,000 square feet of new and 648,000 square feet of renewals. This leasing activity contributed to the increase in our real estate portfolio’s leased percentage from 87.0% as of December 31, 2017 to 90.6% as of December 31, 2018.

•	We redeemed 22.9 million shares of common stock at a weighted-average purchase price of $7.47 per share for an aggregate amount of $170.9 million.
Results for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017
The following table summarizes our results of operations for the year ended December 31, 2018, as compared to the year ended December 31, 2017. We evaluate the performance of consolidated operating properties we own and manage using a same store analysis because the population of properties in this analysis is consistent from period to period, thereby eliminating the effects of any material changes in the composition of the aggregate portfolio on performance measures. We have defined the same store portfolio to include consolidated operating properties owned for the entirety of both the current and prior reporting periods for which the operations had been stabilized. Other operating properties not meeting the same store criteria are reflected in the non-same store portfolio. The same store operating portfolio for the periods presented below include 43 properties totaling approximately 6.8 million square feet owned as of January 1, 2017, which portfolio represented 88.7% of total rentable square feet as of December 31, 2018.

	For the Year Ended December 31,
($ in thousands, except per square foot data)	2018	2017	$ Change	% Change
Rental revenues:
Same store properties	$182,557	$175,451	$7,106	4.1%
Non-same store properties	7,074	21,067	(13,993)	(66.4)
Total rental revenues	189,631	196,518	(6,887)	(3.5)
Rental expenses:
Same store properties	(58,844)	(58,957)	113	(0.2)
Non-same store properties	(2,823)	(7,575)	4,752	(62.7)
Total rental expenses	(61,667)	(66,532)	4,865	(7.3)
Net operating income:
Same store properties	123,713	116,494	7,219	6.2
Non-same store properties	4,251	13,492	(9,241)	(68.5)
Total net operating income	127,964	129,986	(2,022)	(1.6)
Other income and (expenses):
Debt-related income	694	828	(134)	(16.2)
Real estate-related depreciation and amortization	(57,866)	(68,070)	10,204	(15.0)
General and administrative expenses	(8,817)	(9,235)	418	(4.5)
Advisory fees, related party	(14,149)	(13,285)	(864)	6.5
Impairment of real estate property	(14,648)	(1,116)	(13,532)	1,212.5
Interest expense	(48,358)	(42,305)	(6,053)	14.3
Gain on sale of real estate property	14,093	83,057	(68,964)	(83.0)
Other expense	(251)	(462)	211	(45.7)
Total other expenses	(129,302)	(50,588)	(78,714)	155.6
Net (loss) income	(1,338)	79,398	(80,736)	(101.7)
Net loss (income) attributable to noncontrolling interests	101	(7,182)	7,283	(101.4)
Net (loss) income attributable to common stockholders	$(1,237)	$72,216	$(73,453)	(101.7)%
Same store supplemental data:
Same store average percentage leased	90.0%	91.8%
Same store annual base rent per square foot	$20.68	$21.09
Rental Revenues. Rental revenues are comprised of base rent, straight-line rent, amortization of above- and below-market lease assets and liabilities, and tenant reimbursement revenue. Total rental revenues decreased by $6.9 million for the year ended December 31, 2018, as compared to the same period in 2017, primarily due to a $14.0 million decrease in non-same store rental revenues driven by 10 dispositions during 2017 and six dispositions during 2018, which were partially offset by two acquisitions during 2017 and two acquisitions during 2018 (“Net Disposition Activity”). The decrease in non-same store rental revenues was partially offset by an increase of $7.1 million in same store rental revenues for the year ended December 31,

2018, as compared to the same period in 2017. The increase in same store rental revenues was primarily a result of additional rental revenues recorded during the year ended December 31, 2018 associated with two lease terminations (the “Lease Terminations”). The Lease Terminations were comprised of: (i) $14.0 million of consideration received in June 2018 at our Campus Road Office Center property, which is amortized in to rental revenues on a straight-line basis through April 2019; and (ii) $1.0 million of consideration received in August 2018 at our Bala Pointe office property, which was amortized in to rental revenues on a straight-line basis through December 2018. Additionally, the growth in same store rental revenues was driven by an increase in rental revenue as a result of an increase in average percentage leased at our 655 Montgomery and Park Place office properties. This was partially offset by the expiration of the Charles Schwab & Co., Inc. (“Schwab”) lease in September 2017. Schwab was our largest tenant at September 30, 2017 and subleased 100% of our 594,000 square foot 3 Second Street office property to 25 sub-tenants through Schwab’s expiration. As of the date of the Schwab lease expiration, we executed leases directly with 15 of the 25 sub-tenants comprising 389,000 square feet.
The following table presents the components of our consolidated rental revenues:

	For the Year Ended December 31,
(in thousands)	2018	2017	$ Change	% Change
Base rent	$131,404	$147,603	$(16,199)	(11.0)%
Straight-line rent	14,508	1,855	12,653	682.1
Amortization of above- and below-market intangibles	3,712	3,003	709	23.6
Tenant recovery income	35,331	39,237	(3,906)	(10.0)
Other	4,676	4,820	(144)	(3.0)
Total rental revenues	$189,631	$196,518	$(6,887)	(3.5)%
Rental Expenses. Rental expenses include certain property operating expenses typically reimbursed by our tenants, such as real estate taxes, property insurance, property management fees, repair and maintenance, and include certain non-recoverable expenses, such as consulting services and roof repairs. Total rental expenses decreased by $4.9 million for the year ended December 31, 2018, as compared to the same period in 2017, primarily due to the Net Disposition Activity (described above) attributable to our non-same store properties.
The following table presents the various components of our rental expenses:

	For the Year Ended December 31,		$ Change	% Change
(in thousands)	2018	2017
Real estate taxes	$23,398	$26,834	$(3,436)	(12.8)%
Repairs and maintenance	19,908	20,172	(264)	(1.3)
Utilities	7,081	7,603	(522)	(6.9)
Property management fees	4,311	4,774	(463)	(9.7)
Insurance	1,405	1,482	(77)	(5.2)
Other	5,564	5,667	(103)	(1.8)
Total rental expenses	$61,667	$66,532	$(4,865)	(7.3)%
Other Expenses. Other expenses increased by $78.7 million for the year ended December 31, 2018, as compared to the same period in 2017, primarily due to:

•	a decrease of $69.0 million in gain on sale of real estate property as a result of lower disposition activity in 2018;

•	an increase of $13.5 million in impairment of real estate property related to three properties during 2018 as compared to one property during 2017; and

•
an increase in interest expense of $6.1 million that was primarily attributable to higher LIBOR rates as evidenced by a higher aggregate weighted-average interest rate of 3.98% as of December 31, 2018, as compared to 3.64% as of December 31, 2017.

All of which were partially offset by:

•	a decrease of $10.2 million in real estate-related depreciation and amortization primarily due to our disposition activity during 2017 and 2018.

Results for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016
The following table summarizes our results of operations for the years ended December 31, 2017 and 2016. The same store operating portfolio for the periods presented below include 45 properties totaling approximately 7.1 million square feet owned as of January 1, 2016, which portfolio represented 94.4% of total rentable square feet as of December 31, 2017.

	For the Year Ended December 31,
($ in thousands, except per square foot data)	2017	2016	$ Change	% Change
Rental revenues:
Same store properties	$173,427	$187,773	$(14,346)	(7.6)%
Non-same store properties	23,091	27,454	(4,363)	(15.9)
Total rental revenues	196,518	215,227	(18,709)	(8.7)
Rental expenses:
Same store properties	(59,438)	(56,567)	(2,871)	5.1
Non-same store properties	(7,094)	(9,020)	1,926	(21.4)
Total rental expenses	(66,532)	(65,587)	(945)	1.4
Net operating income:
Same store properties	113,989	131,206	(17,217)	(13.1)
Non-same store properties	15,997	18,434	(2,437)	(13.2)
Total net operating income	129,986	149,640	(19,654)	(13.1)
Other income and (expenses):
Debt-related income	828	943	(115)	(12.2)
Real estate-related depreciation and amortization	(68,070)	(80,105)	12,035	(15.0)
General and administrative expenses	(9,235)	(9,450)	215	(2.3)
Advisory fees, related party	(13,285)	(14,857)	1,572	(10.6)
Acquisition expenses	—	(667)	667	(100.0)
Impairment of real estate property	(1,116)	(2,677)	1,561	(58.3)
Interest expense	(42,305)	(40,782)	(1,523)	3.7
Gain on sale of real estate property	83,057	45,660	37,397	81.9
Other (expense) income	(462)	2,207	(2,669)	(120.9)
Gain on extinguishment of debt	—	5,136	(5,136)	(100.0)
Total other expenses	(50,588)	(94,592)	44,004	(46.5)
Net income	79,398	55,048	24,350	44.2
Net income attributable to noncontrolling interests	(7,182)	(5,072)	(2,110)	41.6
Net income attributable to common stockholders	$72,216	$49,976	$22,240	44.5%
Same store supplemental data:
Same store average percentage leased	89.5%	95.7%
Same store annual base rent per square foot	$20.44	$22.05
Rental Revenues. Total rental revenues decreased by $18.7 million for the year ended December 31, 2017, as compared to the same period in 2016, primarily due to a decrease in our same store rental revenues as a result of: (i) a 6.2% decrease in average percentage leased, (ii) a $1.61 decrease in average annualized base rent per square foot and (iii) our Sybase Inc. (“Sybase”) and Schwab lease expirations in January 2017 and September 2017, respectively. Average percentage leased for our same store portfolio decreased from 95.7% for the year ended December 31, 2016 to 89.5% for the year ended December 31, 2017. This decrease was primarily driven by the Sybase and Schwab lease expirations, which comprised approximately $12.4 million and $1.1 million, respectively, of our same store rental revenue decrease. Excluding the impact of the Sybase and Schwab lease expirations, same store rental revenues decreased approximately $0.8 million, or 0.5%, for the periods under comparison. The remaining total rental revenue decrease is attributable to our non-same store portfolio, as we had significant net disposition activity during 2017, partially offset by an acquisition during 2016.

The following table presents the components of our consolidated rental revenues:

	For the Year Ended December 31,
(in thousands)	2017	2016	$ Change	% Change
Base rent	$147,603	$170,903	$(23,300)	(13.6)%
Straight-line rent	1,855	(1,263)	3,118	(246.9)
Amortization of above- and below-market intangibles	3,003	535	2,468	461.3
Tenant recovery income	39,237	41,707	(2,470)	(5.9)
Other	4,820	3,345	1,475	44.1
Total rental revenues	$196,518	$215,227	$(18,709)	(8.7)%
Rental Expenses. Total rental expenses increased by $0.9 million for the year ended December 31, 2017, as compared to the same period in 2016, primarily due to an increase in rental expenses in our same store portfolio. The Sybase lease expiration in January 2017 led to a $2.6 million increase in rental expenses, as certain rental expenses associated with the Sybase lease are no longer managed and paid directly by the tenant. Excluding the impact of the Sybase lease expiration, same store rental expenses decreased approximately $0.1 million, or 0.1%, to approximately $46.8 million for the year ended December 31, 2017 from approximately $46.9 million for the same period in 2016. The increase in same store rental expenses was partially offset by a $1.9 million decrease in our non-same store rental expenses that was primarily attributable to our real property dispositions during 2017.
The following table presents the various components of our rental expenses:

	For the Year Ended December 31,		$ Change	% Change
(in thousands)	2017	2016
Real estate taxes	$26,834	$25,404	$1,430	5.6%
Repairs and maintenance	20,172	19,145	1,027	5.4
Utilities	7,603	8,261	(658)	(8.0)
Property management fees	4,774	4,935	(161)	(3.3)
Insurance	1,482	1,470	12	0.8
Other	5,667	6,372	(705)	(11.1)
Total rental expenses	$66,532	$65,587	$945	1.4%
Other Expenses. Other expenses decreased by $44.0 million for the year ended December 31, 2017, as compared to the same period in 2016, primarily due to:

•	an increase of $37.4 million in gain on sale of real estate property as a result of more dispositions in 2017; and

•	a decrease of $12.0 million in real estate-related depreciation and amortization primarily due to our dispositions during 2017.
All of which was partially offset by:

•	a gain on extinguishment of debt of $5.1 million in 2016 related to a contingently payable mortgage note that was not ultimately required to be repaid upon the disposition of the related property.

Segment Summary for the Years Ended December 31, 2018, 2017 and 2016
Our segments are based on our internal reporting of operating results used to assess performance based on the type of our properties. Our markets are aggregated into three reportable segments: office, retail and industrial. These segments are comprised of the markets by which management and its operating teams conduct and monitor business. See “Note 12 to the Consolidated Financial Statements” in the section of this Supplement titled “Financial Statements and Supplementary Data” for further information on our segments. Management considers rental revenues and net operating income (“NOI”) aggregated by segment to be the appropriate way to analyze performance. See “Additional Measures of Performance” below for detail regarding the use of NOI. The following table summarizes certain operating trends in our consolidated properties by segment:

	For the Year Ended December 31,		$ Change	% Change	For the Year Ended December 31,		$ Change	% Change
(in thousands)	2018	2017			2017	2016
Rental revenues:
Office	$108,174	$102,888	$5,286	5.1%	$104,519	$119,482	$(14,963)	(12.5)%
Retail	71,983	70,163	1,820	2.6	66,508	65,891	617	0.9
Industrial	2,400	2,400	—	—	2,400	2,400	—	—
Total same store rental revenues	182,557	175,451	7,106	4.1	173,427	187,773	(14,346)	(7.6)
Non-same store properties	7,074	21,067	(13,993)	(66.4)	23,091	27,454	(4,363)	(15.9)
Total rental revenues	$189,631	$196,518	$(6,887)	(3.5)%	$196,518	$215,227	$(18,709)	(8.7)%
NOI:
Office	$66,332	$60,930	$5,402	8.9%	$61,024	$79,135	$(18,111)	(22.9)%
Retail	55,033	53,201	1,832	3.4	50,602	49,703	899	1.8
Industrial	2,348	2,363	(15)	(0.6)	2,363	2,368	(5)	(0.2)
Total same store NOI	123,713	116,494	7,219	6.2	113,989	131,206	(17,217)	(13.1)
Non-same store properties	4,251	13,492	(9,241)	(68.5)	15,997	18,434	(2,437)	(13.2)
Total NOI	$127,964	$129,986	$(2,022)	(1.6)%	$129,986	$149,640	$(19,654)	(13.1)%
Same store average percentage leased:
Office	82.9%	85.7%			82.1%	95.7%
Retail	94.5	95.8			94.9	94.6
Industrial	100.0	100.0			100.0	100.0
Same store average annualized base rent per square foot:
Office	$28.53	$29.72			$28.97	$31.40
Retail	18.30	17.97			16.93	16.81
Industrial	3.29	3.21			3.21	3.13
Office Segment. Our office segment same store NOI increased by approximately $5.4 million for the year ended December 31, 2018, as compared to the same period in 2017, primarily as a result of additional rental revenues recorded during the year ended December 31, 2018 associated with the Lease Terminations described above and an increase in rental revenues as a result of an increase in average percentage leased at our 655 Montgomery and Park Place office properties, which was partially offset by the Schwab lease expiration and a decrease in average percentage leased at our Venture Corporate Center office property.
Our office segment same store NOI decreased $18.1 million for the year ended December 31, 2017, as compared to the same period in 2016, primarily due to a decrease in average percentage leased for our same store office portfolio, which was driven by the Sybase and Schwab lease expirations described above.
Retail Segment. Our retail segment same store NOI increased by approximately $1.8 million for the year ended December 31, 2018 compared to the same period in 2017, primarily as a result of: (i) three early termination fees received during 2018; (ii) a decrease in bad debt expenses related to the current-year receipt of tenant payments; and (iii) an increase in leasing activity at two of our retail properties. These were all partially offset by a lease expiration of a single tenant at a property located in the Holbrook, Massachusetts market.

Our retail segment same store NOI increased $0.9 million for the year ended December 31, 2017, as compared to the same period in 2016, primarily due to: (i) an increase in average percentage leased and a decrease in bad debt expense both at our Kingston property; (ii) an increase in average percentage leased, as well as higher rent at our 270 Center property; and (iii) an increase in occupancy at our Wareham property. These were all partially offset by a decrease in average percentage leased at our Holbrook property.
Industrial Segment. Our industrial segment same store NOI did not change between the periods under comparison.
ADDITIONAL MEASURES OF PERFORMANCE
Net Income and NOI
We define NOI as GAAP rental revenues less GAAP rental expenses. We consider NOI to be an appropriate supplemental performance measure and believe NOI provides useful information to our investors regarding our financial condition and results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, acquisition expenses, impairment charges, interest expense, gains on sale of properties, other income and expense, gains and losses on the extinguishment of debt and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance. Refer to “Results of Operations” above for a reconciliation of our GAAP net income (loss) to NOI for the years ended December 31, 2018, 2017 and 2016.
Funds From Operations (“FFO”)
We believe that FFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, this supplemental, non-GAAP measure should not be considered as an alternative to net income (loss) or to cash flows from operating activities as an indication of our performance and is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. In addition, other REITs may define FFO and similar measures differently and choose to treat acquisition-related costs and potentially other accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.
FFO. As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. By excluding gains or losses on the sale of assets, we believe FFO provides a helpful additional measure of our consolidated operating performance on a comparative basis. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.

The following unaudited table presents a reconciliation of GAAP net (loss) income to NAREIT FFO:

	For the Year Ended December 31,
(in thousands, except per share data)	2018	2017	2016
GAAP net (loss) income attributable to common stockholders	$(1,237)	$72,216	$49,976
GAAP net (loss) income per common share—basic and diluted	$(0.01)	$0.51	$0.31
Reconciliation of GAAP net (loss) income to NAREIT FFO:
GAAP net (loss) income attributable to common stockholders	$(1,237)	$72,216	$49,976
Real estate-related depreciation and amortization	57,866	68,070	80,105
Impairment of real estate property	14,648	1,116	2,677
Gain on sale of real estate property	(14,093)	(83,057)	(45,660)
Noncontrolling interests’ share of net (loss) income	(101)	7,182	5,072
Noncontrolling interests’ share of NAREIT FFO	(4,461)	(5,090)	(7,874)
NAREIT FFO attributable to common stockholders—basic	52,622	60,437	84,296
NAREIT FFO attributable to OP Units	4,456	4,995	6,546
NAREIT FFO	$57,078	$65,432	$90,842
Weighted-average shares outstanding—basic	128,740	142,349	159,648
Weighted-average shares outstanding—diluted	139,674	154,156	172,046
NAREIT FFO per common share—basic and diluted	$0.41	$0.42	$0.53
The decrease in NAREIT FFO per common share for the year ended December 31, 2017 as compared to the same period in 2016 was primarily due to the expiration of the Sybase and Schwab leases in January 2017 and September 2017, respectively. See “Results of Operations” above for further detail.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
Our primary sources of capital for meeting our cash requirements include debt financings, cash generated from operating activities, net proceeds from our public offerings, and asset sales. Our principal uses of funds are distributions to our stockholders, payments under our debt obligations, redemption payments, acquisition of properties and other investments, and capital expenditures. Over time, we intend to fund a majority of our cash needs, including the repayment of debt and capital expenditures, from operating cash flows and refinancings. As of December 31, 2018, we had approximately $409.3 million of borrowings maturing in the next 12 months. Of this amount, $131.0 million that was outstanding under our line of credit was extended to January 2023 and $275.0 million that was outstanding under our term loan was extended to January 2024. Refer to “Subsequent Events” below for further detail regarding our amended and restated credit facility agreements. We expect to be able to repay our principal obligations over the next 12 months from operating cash flows and through refinancings.
The Advisor, subject to the oversight of our board of directors and, under certain circumstances, the investment committee or other committees established by our board of directors, will evaluate potential acquisitions or dispositions and will engage in negotiations with buyers, sellers and lenders on our behalf. Pending investment in property, debt, or other investments, we may decide to temporarily invest any unused proceeds from our public offerings in certain investments that are expected to yield lower returns than those earned on real estate assets. These lower returns may affect our ability to make distributions to our stockholders. Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from our public offerings, proceeds from the sale of assets, and undistributed funds from operations.
We believe that our cash on-hand, anticipated net offering proceeds, proceeds from our line of credit, and other financing and disposition activities should be sufficient to meet our anticipated future acquisition, operating, debt service, distribution and redemption requirements.

Cash Flows. The following table summarizes our cash flows for the following periods:

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Total cash provided by (used in):
Operating activities	$67,516	$58,920	$87,371
Investing activities	(17,985)	106,455	113,202
Financing activities	(51,509)	(167,505)	(213,590)
Net decrease in cash	$(1,978)	$(2,130)	$(13,017)
2018 Cash Flows Compared to 2017 Cash Flows
Net cash provided by operating activities increased by approximately $8.6 million for the year ended December 31, 2018, compared to the same period in 2017, primarily due to payments received during the year ended December 31, 2018 related to the Lease Terminations described above, partially offset by the Net Disposition Activity and the Schwab lease expiration, both as described above.
Net cash provided by investing activities of $106.5 million for the year ended December 31, 2017 decreased by approximately $124.5 million to $18.0 million of net cash used in investing activities for the year ended December 31, 2018. The decrease was primarily attributable to: (i) a decrease in proceeds received from our real estate property dispositions due to lower disposition activity during 2018; (ii) an increase in the amount paid for real estate property acquisitions due to higher acquisition activity during 2018; (iii) an increase in capital expenditures; and (iv) a decrease in principal collections on debt-related investments as a result of a principal repayment received during the year ended December 31, 2017.
Net cash used in financing activities decreased by approximately $116.0 million for the year ended December 31, 2018, compared to the same period in 2017. The decrease was primarily due to: (i) an increase in proceeds from the issuance of common stock; (ii) an increase in capital raised related to the DST Program, which are presented as financing obligations; and (iii) a decrease in cash paid for redemptions of common stock. These were all partially offset by a decrease in net borrowing activity under our mortgage notes and line of credit.
2017 Cash Flows Compared to 2016 Cash Flows
Net cash provided by operating activities decreased by approximately $28.5 million for the year ended December 31, 2017, compared to the same period in 2016. The decrease was primarily due to a decrease in net operating income, components of which are discussed previously within “Rental Revenues” and “Rental Expenses” under “Results for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016.”
Net cash provided by investing activities decreased by approximately $6.7 million for the year ended December 31, 2017, compared to the same period in 2016. The decrease was primarily attributable to a decrease in cash received from real property dispositions, which were partially offset by a decrease in cash paid for real property acquisitions.
Net cash used in financing activities decreased by approximately $46.1 million for the year ended December 31, 2017, compared to the same period in 2016. The decrease was primarily due to (i) an increase in mortgage note proceeds, (ii) a decrease in mortgage note repayments and (iii) a decrease in cash paid to redeem common stock, which were partially offset by (i) net repayments on our line of credit, (ii) net proceeds from our term loans during 2016, which had no activity during 2017, and (iii) a decrease in proceeds from the issuance of common stock.
Capital Resources and Uses of Liquidity
In addition to our cash and cash equivalents balances available, our capital resources and uses of liquidity are as follows:
Line of Credit and Term Loans. As of December 31, 2018, we had an aggregate of $875.0 million of commitments under our credit agreements, including $400.0 million under our line of credit and $475.0 million under our two term loans. As of that date, we had: (i) approximately $131.0 million outstanding under our line of credit with a weighted-average effective interest rate of 4.05%; and (ii) $475.0 million outstanding under our term loans with a weighted-average effective interest rate of 3.63%, which includes the effect of the interest rate swap agreements related to $350.0 million in borrowings under our term loans. The unused and available portions under our line of credit were $269.0 million and $207.2 million, respectively. In January 2019, we increased the aggregate commitments under our amended and restated credit agreements by $100.0 million to $975.0 million, extended the initial maturity date of our line of credit from January 2020 to January 2023 with two six-month extension options, subject to certain conditions, and extended the maturity date of one of our term loans from January 2019 to January 2024. Our other term loan was also amended and restated in January 2019 resulting in the addition of two one-year extension options, subject to certain conditions, and the initial maturity date of February 2022 remained unchanged. Our line of credit and term loan borrowings are available for general corporate purposes, including but not limited to the refinancing of other debt, payment of redemptions, acquisition and operation of permitted investments. Refer to “Note 4 to the Consolidated Financial Statements” in the section of this Supplement titled “Financial Statements and Supplementary Data” for additional information regarding our line of credit and term loans. Additionally, refer to “Subsequent Events” below for further detail relating to our amended and restated credit agreements.
Mortgage Notes. As of December 31, 2018, we had property-level borrowings of approximately $399.5 million outstanding with a weighted-average remaining term of approximately 3.2 years. These borrowings are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized properties, and had a weighted-average interest rate of 4.36%, which includes the effects of interest rate swap agreements related to two variable-rate mortgage notes aggregating $84.5 million. The proceeds from our mortgage notes were used to partially finance certain of our acquisitions. Refer to “Note 4 to the Consolidated Financial Statements” in the section of this Supplement titled “Financial Statements and Supplementary Data” for additional information regarding the mortgage notes.
Debt Covenants. Our line of credit, term loan and mortgage note agreements contain various property level covenants, including customary affirmative and negative covenants. In addition, our line of credit and term loan agreements contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. These covenants may limit our ability to incur additional debt or to pay distributions. We were in compliance with our debt covenants as of December 31, 2018.
Offering Proceeds. For the year ended December 31, 2018, the amount of aggregate gross proceeds raised from our public offerings (including shares issued pursuant to the distribution reinvestment plan) was $160.1 million ($146.6 million net of direct selling costs).
Distributions. To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our real estate investment trust taxable income, determined without regard to the deduction for distributions paid and by excluding net capital gains. The payment of distributions is determined by our board of directors and may be adjusted at its discretion at any time. Distribution levels are set by our board of directors at a level it believes to be appropriate and sustainable based upon a review of a variety of factors including the current and anticipated market conditions, current and anticipated future performance and make-up of our investments, our overall financial projections and expected future cash needs. We intend to continue to make distributions on a monthly basis.
 The following table outlines sources used, as determined on a GAAP basis, to pay total gross distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan) for the periods indicated below:

	Amount						Source of Distributions				Total Cash Flows from Operating Activities
(in thousands, except per share data)	Declared per Common Share (1)	Paid in Cash (2)		Reinvested in Shares		Total Distributions	Cash Flows from Operating Activities (3)		Borrowings
2018
March 31	$0.09375	$8,367	63.6%	$4,789	36.4%	$13,156	$9,282	70.6%	$3,874	29.4%	$9,282
June 30	0.09375	8,358	64.0	4,710	36.0	13,068	13,068	100.0	—	—	28,734
September 30	0.09375	8,331	63.7	4,738	36.3	13,069	13,069	100.0	—	—	14,563
December 31	0.09375	8,382	63.5	4,814	36.5	13,196	13,196	100.0	—	—	14,937
Total	$0.37500	$33,438	63.7%	$19,051	36.3%	$52,489	$48,615	92.6%	$3,874	7.4%	$67,516
2017
March 31	$0.0900	$9,539	65.3%	$5,076	34.7%	$14,615	$14,615	100.0%	$—	—%	$17,422
June 30	0.0900	9,327	65.5	4,920	34.5	14,247	12,787	89.8	1,460	10.2	12,787
September 30	0.0900	8,744	63.9	4,937	36.1	13,681	13,681	100.0	—	—	18,545
December 31	0.0900	8,373	63.7	4,775	36.3	13,148	10,166	77.3	2,982	22.7	10,166
Total	$0.36000	$35,983	64.6%	$19,708	35.4%	$55,691	$51,249	92.0%	$4,442	8.0%	$58,920

(1)
Amount reflects the total quarterly distribution rate, subject to adjustment for class-specific fees. Beginning in the third quarter of 2017, distributions were declared and paid as of monthly record dates. These monthly distributions have been aggregated and presented on a quarterly basis.

(2)
Includes other cash distributions consisting of: (i) distributions paid to OP Unit holders; (ii) regular distributions made to our former joint venture partners; and (iii) ongoing distribution fees paid to the Dealer Manager with respect to Class T, Class S and Class D shares. See “Note 10 to the Consolidated Financial Statements” in the section of this Supplement titled “Financial Statements and Supplementary Data” for further detail regarding the ongoing distribution fees.

(3)
Pursuant to new accounting guidance that became effective January 1, 2018, restricted cash is now included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. All prior year periods shown have been updated to conform to the new presentation.

For the years ended December 31, 2018 and 2017, our FFO was $57.1 million, or 108.7% of our total distributions, and $65.4 million, or 117.5% of our total distributions, respectively. FFO is a non-GAAP operating metric and should not be used as a liquidity measure. However, management believes the relationship between FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. Refer to “Additional Measures of Performance” above for the definition of FFO, as well as a detailed reconciliation of our GAAP net income (loss) to FFO.
Redemptions. Below is a summary of redemptions and repurchases pursuant to our share redemption program for the years ended December 31, 2018, 2017 and 2016. Also included in the summary below is the impact of stock repurchases pursuant to our two self-tender offers conducted during 2017. Our board of directors may modify, suspend or terminate our current share redemption programs if it deems such action to be in the best interest of our stockholders.

	For the Year Ended December 31,
(in thousands, except per share data)	2018	2017	2016
Number of shares requested for redemption or repurchase	22,883	23,823	49,491
Number of shares redeemed or repurchased	22,883	23,823	28,472
% of shares requested that were redeemed or repurchased	100.0%	100.0%	57.5%
Average redemption or repurchase price per share	$7.47	$7.48	$7.37
We funded these redemptions from borrowings under our revolving line of credit. We generally repay funds borrowed from our revolving line of credit from a variety of sources including: operating cash flows in excess of our distributions; proceeds from our public offerings; proceeds from the disposition of properties; and other longer-term borrowing. In addition, refer to “Note 8 to the Consolidated Financial Statements” in the section of this Supplement titled “Financial Statements and Supplementary Data” for detail regarding our redemption activity relating to OP Units.
SUBSEQUENT EVENTS
Debt
On January 11, 2019, we amended and restated our existing senior unsecured revolving and term credit facility agreement by entering into a $450.0 million line of credit and a $325.0 million term loan, for an aggregate amount of $775.0 million. The maturity date of the line of credit was extended to January 31, 2023 and contains two six-month extension options, subject to certain conditions. The effective interest rate for the line of credit is calculated based on the LIBOR, plus a margin ranging from 1.30% to 2.10%, depending on our consolidated leverage ratio. The maturity date of the term loan was extended to January 31, 2024 and the effective interest rate for the term loan is based on LIBOR, plus a margin ranging from 1.25% to 2.05%, depending on our consolidated leverage ratio. As of January 11, 2019, we had $250.0 million and $150.0 million outstanding under this line of credit and term loan, respectively.
We also amended and restated our existing senior unsecured term loan agreement on January 11, 2019, by entering into a $200.0 million term loan. The maturity date for this term loan is February 27, 2022, and contains two one-year extension options, subject to certain conditions. The primary interest rate for this term loan is based on LIBOR, plus a margin ranging from 1.25% to 2.05%, depending on our consolidated leverage ratio. As of January 11, 2019, we had $200.0 million outstanding under this term loan.
Agreement to Sell Property
On February 8, 2019, we entered into an agreement to sell an office property located in San Francisco, California (“655 Montgomery”) to an unrelated third party for a gross sales price of approximately $191.5 million. 655 Montgomery is encumbered by a mortgage note and a mezzanine loan secured by a pledge of ownership interests in this property, which we expect to prepay at par upon the closing of this transaction. As of December 31, 2018, the mortgage note and mezzanine loan had an aggregate outstanding principal balance of approximately $98.6 million with a weighted-average variable interest rate of

5.25% and both mature in September 2020. The closing of this transaction is subject to various contingencies, and we cannot provide assurance whether or when this transaction will occur. The current outside closing date is May 6, 2019, although such closing may occur earlier upon satisfaction of certain conditions.
CONTRACTUAL OBLIGATIONS
The following table summarizes future obligations, due by period, as of December 31, 2018, under our various contractual obligations and commitments:

(in thousands)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Borrowings (1)	$434,349	$272,985	$292,108	$80,533	$1,079,975
Future minimum lease payments related to the DST Program (2)	2,548	5,136	5,344	41,254	54,282
Office property ground lease	352	704	750	10,296	12,102
Total	$437,249	$278,825	$298,202	$132,083	$1,146,359

(1)
Includes principal and interest on our borrowings. See “Note 4 to the Consolidated Financial Statements” in the section of this Supplement titled “Financial Statements and Supplementary Data” for more detail.

(2)
The underlying interests of properties that are sold to investors pursuant to the DST Program are leased back by an indirect wholly-owned subsidiary of the Operating Partnership on a long-term basis of up to 29 years.

OFF-BALANCE SHEET ARRANGEMENTS
As of December 31, 2018, we had no material off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.
RECENTLY ISSUED ACCOUNTING STANDARDS
In February 2016, the FASB issued Accounting Standards Update (“ASU”) ASU No. 2016-02, “Leases (Subtopic 842)” (“ASU 2016-02”), which provides guidance for greater transparency in financial reporting by organizations that lease assets such as real estate, airplanes and manufacturing equipment by requiring such organizations to recognize lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The accounting for lessors will remain largely unchanged from current GAAP; however, the standard requires that lessors expense, on an as-incurred basis, certain initial direct costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalizable and therefore this new standard will result in certain of these costs being expensed as incurred after adoption. ASU 2016-02 is effective for annual and interim reporting periods beginning after December 15, 2018, with early adoption permitted. We adopted the standard when it became effective for us, as of the reporting period beginning January 1, 2019, and we elected the practical expedients available for implementation under the standard. Under the practical expedients election, we are required to reassess: (i) whether an expired or existing contract meets the definition of a lease; (ii) the lease classification at the adoption date for expired or existing leases; and (iii) whether costs previously capitalized as initial direct costs would continue to be amortized. The standard also requires new disclosures within the notes accompanying the consolidated financial statements. Additionally, in January 2018, the FASB issued ASU No. 2018-01, “Leases (Subtopic 842): Land Easement Practical Expedient for Transition to Topic 842” (“ASU 2018-01”), which updates ASU 2016-02 to include land easements under the updated guidance, including the option to elect the practical expedient discussed above. We also adopted ASU 2018-01 when it became effective for us, as of the reporting period beginning January 1, 2019, and we elected the practical expedients available for implementation under the standard. In addition, in December 2018, the FASB issued ASU No. 2018-20, “Narrow—Scope Improvements for Lessors” (“ASU 2018-20”), which updates 2016-02 by providing the option to elect a practical expedient for lessors to exclude sales and other similar taxes from the transaction price of the contract, requires lessors to exclude from revenue and expense lessor costs paid directly to a third party by lessees, and clarifies lessors’ accounting for variable payments related to both lease and non-lease components. We adopted ASU 2018-20 when it became effective for us, as of the reporting period beginning January 1, 2019, and we elected the practical expedients available for implementation under the standard. The adoption of these standards does not have a material effect on our consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326)” (“ASU 2016-13”), which introduces a new model for recognizing credit losses for certain financial instruments, including loans, accounts receivable and debt securities. The new model requires an estimate of expected credit losses over the life of exposure to be recorded through the establishment of an allowance account, which is presented as an offset to the related financial asset. The expected credit loss is recorded upon the initial recognition of the financial asset. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses” (“ASU 2018-19”), which clarifies the scope of the guidance in the amendments in ASU 2016-13. Both ASU 2016-13 and ASU 2018-19 will be effective for annual and interim reporting periods beginning after December 15, 2019, with earlier adoption permitted. The guidance will generally be adopted on a modified retrospective basis, with exceptions for certain types of financial assets. We plan on adopting ASU 2016-13 and ASU 2018-19 as of the reporting period beginning on January 1, 2020. We do not expect the adoption to have a significant impact on our consolidated financial statements.
INFLATION
Increases in the costs of owning and operating our properties due to inflation could reduce our net operating income to the extent such increases are not paid or reimbursed by our tenants. Substantially all of our leases provide for separate real estate tax and operating expense reimbursement escalations over a base amount. In addition, our leases provide for fixed base rent increases or indexed increases. As a result, most inflationary increases in costs may be at least partially offset by the contractual rent increases and operating expense reimbursement provisions or escalations.
CRITICAL ACCOUNTING ESTIMATES
Critical accounting estimates are those estimates that require management to make challenging, subjective, or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting estimates involve judgments and uncertainties that are sufficiently sensitive and may result in materially different results under different assumptions and conditions.
Investment in Real Estate Properties
When we acquire a property, we allocate the purchase price of the acquisition based upon our assessment of the fair value of various components, including to land, building, land and building improvements, and intangible lease assets and liabilities. Fair value determinations are based on estimated cash flow projections that utilize discount and/or capitalization rates, as well as certain available market information. The fair value of land, building, and land and building improvements considers the value of the property as if it were vacant. The fair value of intangible lease assets is based on our evaluation of the specific characteristics of each lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, current market conditions and market rates, the tenant’s credit quality and costs to execute similar leases. The fair value of above- and below-market leases is calculated as the present value of the difference between the contractual amounts to be paid pursuant to each in-place lease and our estimate of fair market lease rates for each corresponding in-place lease, using a discount rate that reflects the risks associated with the leases acquired and measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below market leases. In estimating carrying costs, we include estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider tenant improvements, leasing commissions and legal and other related expenses.
Impairment of Real Estate Properties
We review our investment in real estate properties individually whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded for the difference between estimated fair value of the real estate property and the carrying amount when the estimated future cash flows and the estimated liquidation value of the real estate property are less than the real estate property carrying amount. Our estimates of future cash flows and liquidation value require us to make assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, costs to operate each property, and expected ownership periods that can be difficult to predict.

•	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows, and optimize overall borrowing costs. To achieve these objectives, we generally plan to borrow on a fixed interest rate basis for longer-term debt and utilize interest rate swap agreements on certain variable interest rate debt in order to limit the effects of changes in interest rates on our results of operations. As of December 31, 2018, our debt instruments consisted of borrowings under our line of credit, term loans, and mortgage notes.
Fixed Interest Rate Debt. As of December 31, 2018, our fixed interest rate debt consisted of $173.9 million under our mortgage notes, which included two variable-rate mortgage notes aggregating $84.5 million that we effectively fixed through the use of interest rate swaps for the term of the borrowings; and $350.0 million under our term loans that were effectively fixed through the use of interest rate swaps. In total, our fixed interest rate debt represented 52.1% of our total consolidated debt as of December 31, 2018. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed interest rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes could affect the fair value of our fixed interest rate debt. As of December 31, 2018, the fair value and the carrying value of our fixed interest rate debt was $522.5 million and $523.9 million, respectively. The fair value estimate of our fixed interest rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated on December 31, 2018. Given we generally expect to hold our fixed interest rate debt instruments to maturity, and the amounts due under such instruments are limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that market fluctuations in interest rates, and the resulting change in fair value of our fixed interest rate debt instruments, would have a significant impact on our operating cash flows.
Variable Interest Rate Debt. As of December 31, 2018, our consolidated variable interest rate debt consisted of $131.0 million of borrowings under our line of credit, $125.0 million under our term loans and $225.6 million under our mortgage notes, which represented 47.9% of our total consolidated debt. Interest rate changes on our variable rate debt could impact our future earnings and cash flows, but would not significantly affect the fair value of such debt. As of December 31, 2018, we were exposed to market risks related to fluctuations in interest rates on $481.6 million of consolidated borrowings. A hypothetical 10% change in the average interest rate on the outstanding balance of our variable interest rate debt as of December 31, 2018, would change our annual interest expense by approximately $1.2 million.
Derivative Instruments. As of December 31, 2018, we had 19 outstanding derivative instruments with a total notional amount of $973.0 million. These derivative instruments were comprised of interest rate swaps and interest rate caps that were designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. See “Note 4 to the Consolidated Financial Statements” in the section of this Supplement titled “Financial Statements and Supplementary Data” for further detail on our derivative instruments. We are exposed to credit risk of the counterparty to our interest rate cap and swap agreements in the event of non-performance under the terms of the agreements. If we were not able to replace these caps or swaps in the event of non-performance by the counterparty, we would be subject to variability of the interest rate on the amount outstanding under our debt that is fixed or capped through the use of the swaps or caps, respectively.

•	CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Black Creek Diversified Property Fund Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Black Creek Diversified Property Fund Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive (loss) income, equity, and cash flows for each of the years in the three‑year period ended December 31, 2018, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2005.

Denver, Colorado
March 6, 2019

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in thousands, except per share data)	2018	2017
ASSETS
Net investment in real estate properties	$1,507,112	$1,540,270
Debt-related investments, net	10,680	11,147
Cash and cash equivalents	10,008	10,475
Restricted cash	7,030	8,541
Other assets	46,272	37,673
Total assets	$1,581,102	$1,608,106
LIABILITIES AND EQUITY
Liabilities
Accounts payable and accrued expenses	$31,580	$22,334
Debt, net	1,001,298	1,012,108
Intangible lease liabilities, net	47,196	52,629
Financing obligations, net	52,336	10,487
Other liabilities	37,679	17,822
Total liabilities	1,170,089	1,115,380
Commitments and contingencies (Note 13)
Equity
Stockholders’ equity:
Preferred stock, $0.01 par value—200,000 shares authorized, none issued and outstanding	—	—
Class E common stock, $0.01 par value—500,000 shares authorized, 77,390 shares and 93,695 shares issued and outstanding, respectively	774	937
Class T common stock, $0.01 par value—500,000 shares authorized, 2,783 shares and 2,062 shares issued and outstanding, respectively	28	21
Class S common stock, $0.01 par value—500,000 shares authorized, 10,516 shares and 64 shares issued and outstanding, respectively	105	1
Class D common stock, $0.01 par value—500,000 shares authorized, 2,778 shares and 2,510 shares issued and outstanding, respectively	28	25
Class I common stock, $0.01 par value—500,000 shares authorized, 37,385 shares and 34,135 shares issued and outstanding, respectively	374	341
Additional paid-in capital	1,199,736	1,224,061
Distributions in excess of earnings	(867,849)	(818,608)
Accumulated other comprehensive income (loss)	522	(909)
Total stockholders’ equity	333,718	405,869
Noncontrolling interests	77,295	86,857
Total equity	411,013	492,726
Total liabilities and equity	$1,581,102	$1,608,106

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
(in thousands, except per share data)	2018	2017	2016
Revenues:
Rental revenues	$189,631	$196,518	$215,227
Debt-related income	694	828	943
Total revenues	190,325	197,346	216,170
Operating expenses:
Rental expenses	61,667	66,532	65,587
Real estate-related depreciation and amortization	57,866	68,070	80,105
General and administrative expenses	8,817	9,235	9,450
Advisory fees, related party	14,149	13,285	14,857
Acquisition expenses	—	—	667
Impairment of real estate property	14,648	1,116	2,677
Total operating expenses	157,147	158,238	173,343
Other (expenses) income:
Interest expense	(48,358)	(42,305)	(40,782)
Gain on sale of real property	14,093	83,057	45,660
Other (expense) income	(251)	(462)	2,207
Gain on extinguishment of debt	—	—	5,136
Total other (expenses) income	(34,516)	40,290	12,221
Net (loss) income	(1,338)	79,398	55,048
Net loss (income) attributable to noncontrolling interests	101	(7,182)	(5,072)
Net (loss) income attributable to common stockholders	$(1,237)	$72,216	$49,976
Weighted-average shares outstanding—basic	128,740	142,349	159,648
Weighted-average shares outstanding—diluted	139,674	154,156	172,046
Net (loss) income attributable to common stockholders per common share—basic and diluted	$(0.01)	$0.51	$0.31

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Net (loss) income	$(1,338)	$79,398	$55,048
Net unrealized change from available-for-sale securities	(100)	—	—
Change from cash flow hedging derivatives	1,303	6,337	4,416
Comprehensive (loss) income	(135)	85,735	59,464
Comprehensive loss (income) attributable to noncontrolling interests	116	(7,523)	(5,379)
Comprehensive (loss) income attributable to common stockholders	$(19)	$78,212	$54,085

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONSOLIDATED STATEMENTS OF EQUITY

	Stockholders’ Equity
					Accumulated
			Additional	Distributions	Other
	Common Stock		Paid-in	in Excess of	Comprehensive	Noncontrolling	Total
(in thousands)	Shares	Amount	Capital	Earnings	(Loss) Income	Interests	Equity
Balance as of December 31, 2015	164,124	$1,641	$1,470,859	$(832,681)	$(11,014)	$97,146	$725,951
Net income	—	—	—	49,976	—	5,072	55,048
Unrealized gain from derivative instruments	—	—	—	—	4,109	307	4,416
Issuance of common stock, net of offering costs	14,952	150	100,297	—	—	—	100,447
Share-based compensation, net of forfeitures	32	—	306	—	—	—	306
Redemptions of common stock	(28,472)	(285)	(210,287)	—	—	—	(210,572)
Amortization of share-based compensation	—	—	1,109	—	—	—	1,109
Distributions declared on common stock and noncontrolling interests	—	—	—	(57,191)	—	(9,006)	(66,197)
Contributions from noncontrolling interests	—	—	—	—	—	3,225	3,225
Redemptions of noncontrolling interests	—	—	(646)	—	—	(4,996)	(5,642)
Balance as of December 31, 2016	150,636	$1,506	$1,361,638	$(839,896)	$(6,905)	$91,748	$608,091
Net income	—	—	—	72,216	—	7,182	79,398
Unrealized gain from derivative instruments	—	—	—	—	5,996	341	6,337
Issuance of common stock, net of offering costs	5,752	58	40,473	—	—	—	40,531
Share-based compensation, net of forfeitures	(99)	(1)	(647)	—	—	—	(648)
Redemptions of common stock	(23,823)	(238)	(178,194)	—	—	—	(178,432)
Amortization of share-based compensation	—	—	1,730	—	—	—	1,730
Distributions declared on common stock and noncontrolling interests	—	—	—	(50,928)	—	(6,876)	(57,804)
Contributions from noncontrolling interests	—	—	—	—	—	106	106
Redemptions of noncontrolling interests	—	—	(939)	—	—	(5,644)	(6,583)
Balance as of December 31, 2017	132,466	$1,325	$1,224,061	$(818,608)	$(909)	$86,857	$492,726
Adoption of ASU 2017-12	—	—	—	(213)	213	—	—
Adjusted balance as of January 1, 2018	132,466	1,325	1,224,061	(818,821)	(696)	86,857	492,726
Net loss	—	—	—	(1,237)	—	(101)	(1,338)
Unrealized loss from available-for-sale securities	—	—	—	—	(100)	—	(100)
Unrealized gain (loss) from derivative instruments	—	—	—	—	1,318	(15)	1,303
Issuance of common stock, net of offering costs	21,227	212	146,356	—	—	—	146,568
Share-based compensation, net of forfeitures	42	—	(85)	—	—	—	(85)
Redemptions of common stock	(22,883)	(228)	(170,705)	—	—	—	(170,933)
Amortization of share-based compensation	—	—	918	—	—	—	918
Distributions declared on common stock and noncontrolling interests	—	—	—	(47,791)	—	(4,196)	(51,987)
Redemptions of noncontrolling interests	—	—	(809)	—	—	(5,250)	(6,059)
Balance as of December 31, 2018	130,852	$1,309	$1,199,736	$(867,849)	$522	$77,295	$411,013

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Operating activities:
Net (loss) income	$(1,338)	$79,398	$55,048
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Real estate-related depreciation and amortization	57,866	68,070	80,105
Gain on disposition of real estate property	(14,093)	(83,057)	(45,660)
Lease termination fee	16,221	—	—
Impairment of real estate property	14,648	1,116	2,677
Gain on extinguishment of debt	—	—	(5,136)
Other	(9,319)	3,279	8,120
Changes in operating assets and liabilities	3,531	(9,886)	(7,783)
Net cash provided by operating activities	67,516	58,920	87,371
Investing activities:
Real estate acquisitions	(55,431)	(39,538)	(65,861)
Capital expenditures	(39,073)	(34,086)	(28,951)
Proceeds from disposition of real estate property	77,650	178,191	208,112
Principal collections on debt-related investments	438	4,020	469
Other	(1,569)	(2,132)	(567)
Net cash (used in) provided by investing activities	(17,985)	106,455	113,202
Financing activities:
Proceeds from mortgage notes	—	300,469	84,557
Repayments of mortgage notes	(2,361)	(162,461)	(314,816)
Net (repayments of) proceeds from line of credit	(11,000)	(94,000)	69,000
Net proceeds from term loan	—	—	124,411
Redemptions of common stock	(170,933)	(178,496)	(212,878)
Distributions on common stock	(28,737)	(37,530)	(37,647)
Proceeds from issuance of common stock	141,092	19,861	88,206
Proceeds from financing obligations	42,496	9,558	2,356
Offering costs for issuance of common stock and private placements	(8,763)	(4,706)	(5,417)
Distributions to noncontrolling interest holders	(4,196)	(7,607)	(6,641)
Redemption of OP Unit holder interests	(6,059)	(6,206)	(5,309)
Other	(3,048)	(6,387)	588
Net cash used in financing activities	(51,509)	(167,505)	(213,590)
Net decrease in cash, cash equivalents and restricted cash	(1,978)	(2,130)	(13,017)
Cash, cash equivalents and restricted cash, at beginning of period	19,016	21,146	34,163
Cash, cash equivalents and restricted cash, at end of period	$17,038	$19,016	$21,146

See accompanying Notes to Consolidated Financial Statements.

1. DESCRIPTION OF BUSINESS
Unless the context otherwise requires, “we,” “our” and “us” refer to Black Creek Diversified Property Fund Inc. and its consolidated subsidiaries.
Black Creek Diversified Property Fund Inc. is a Maryland corporation formed on April 11, 2005. We are primarily focused on investing in and operating a diverse portfolio of real property. Although we generally target investments in four primary property categories (office, retail, industrial and multifamily), our charter and bylaws do not preclude us from investing in other types of commercial property, real estate debt, or real estate-related equity securities. As of December 31, 2018, our real estate portfolio consisted of 47 properties, which includes four properties that are part of the DST Program, as defined in “Note 5.” We operate three reportable segments: retail, office and industrial. See “Note 14” for information regarding the financial results by segment.
We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of our assets through an operating partnership, Black Creek Diversified Operating Partnership LP (the “Operating Partnership”), of which we are the sole general partner and a limited partner.
We are currently offering shares pursuant to a public offering and intend to operate as a perpetual-life REIT, which means that we intend to offer shares continuously through our ongoing primary offerings and our distribution reinvestment plan. See “Note 8” for detail regarding our public offerings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.
Basis of Consolidation
The consolidated financial statements include the accounts of Black Creek Diversified Property Fund Inc., the Operating Partnership, their wholly-owned subsidiaries, including a taxable REIT subsidiary, and their consolidated joint ventures, as well as amounts related to noncontrolling interests. See “Noncontrolling Interests” below for further detail concerning the accounting policies regarding noncontrolling interests. All material intercompany accounts and transactions have been eliminated.
The Operating Partnership meets the criteria of a variable interest entity (“VIE”) as the Operating Partnership’s limited partners do not have the right to remove the general partner and do not have substantive participating rights in the operations of the Operating Partnership. Pursuant to the operating partnership agreement, we are the primary beneficiary of the Operating Partnership as we have the obligation to absorb losses and receive benefits, and the power to control substantially all of the activities which most significantly impact the economic performance of the Operating Partnership. As such, the Operating Partnership continues to be consolidated within our consolidated financial statements.
Use of Estimates
GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they are determined to be necessary.
Reclassifications
Certain items in our consolidated balance sheets for 2017 have been reclassified to conform to the 2018 presentation. Net financing obligations have been reclassified from other liabilities and are presented as a separate line item on the consolidated balance sheets.
Certain items in our consolidated statements of cash flows for 2017 and 2016 have been reclassified to conform to the 2018 presentation. Due to a new accounting standard adopted as of January 1, 2018, restricted cash and restricted cash equivalents have been reclassified to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. Additionally, financing obligations have been reclassified from other financing activities and are presented as a separate line item on the consolidated statements of cash flows.
Investment in Real Estate Properties
We first determine whether an acquisition constitutes a business or asset acquisition. Upon either a business or asset acquisition, the purchase price of a property is allocated to land, building, and intangible lease assets and liabilities. The allocation of the purchase price to building is based on management’s estimate of the property’s “as-if” vacant fair value. The “as-if” vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The allocation of the purchase price to intangible lease assets represents the value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from in-place leases being above or below management’s estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases. Intangible lease assets, above-market lease assets, and below-market lease liabilities are collectively referred to as “intangible lease assets and liabilities.”
If any debt is assumed in an acquisition, the difference between the fair value and the face value of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed. No debt was assumed in connection with our 2018 and 2017 acquisitions. Transaction costs associated with the acquisition of a property are capitalized as incurred in an asset acquisition and are allocated to land, building and intangible lease assets on a relative fair value basis. Properties that are probable to be sold are to be designated as “held for sale” on the consolidated balance sheets when certain criteria are met.
The results of operations for acquired properties are included in the consolidated statements of operations from their respective acquisition dates. Intangible lease assets are amortized to real estate-related depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable fixed-rate renewal option periods. We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a tenant terminates a lease before the stated lease expiration date. During the years ended December 31, 2018, 2017 and 2016, we recorded $0.5 million, $2.1 million and $1.7 million, respectively, related to write-offs of unamortized intangible lease assets and liabilities due to early lease terminations.
Land, building, building and land improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities, which are collectively referred to as “real estate assets,” are stated at historical cost less accumulated depreciation and amortization. Costs associated with the development and improvement of our real estate assets are capitalized as incurred. These costs include capitalized interest, insurance, real estate taxes and certain general and administrative expenses if such costs are incremental and identifiable to a specific activity to prepare the real estate asset for its intended use. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.
Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as describe in the following table:

Land	Not depreciated
Building	40 years
Building and land improvements	10-40 years
Tenant improvements	Lesser of useful life or lease term
Lease commissions	Over lease term
Intangible in-place lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options

Real estate assets that are determined to be held and used will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and we will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. Refer to “Note 3” for detail regarding the non-cash impairment charges recorded during the years ended December 31, 2018, 2017 and 2016.
Debt-Related Investments
Debt-related investments are considered to be held for investment, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments unless such loans or investments are deemed to be impaired.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less, such as money market mutual funds or certificates of deposit. We may have bank balances in excess of federally insured amounts; however, we deposit our cash and cash equivalents with high credit-quality institutions to minimize credit risk.
Restricted Cash
Restricted cash consists primarily of lender and property-related escrow accounts.
Straight-Line Rent and Tenant Receivables
Straight-line rent and tenant receivables include all straight-line rent and accounts receivable, net of allowances. We record an allowance for estimated losses that may result from the inability of certain of our tenants to make required payments. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the net outstanding balances. As of December 31, 2018 and 2017, our straight-line rent and tenant receivables were approximately $31.6 million and $28.4 million, respectively, and our allowance for doubtful accounts was approximately $0.6 million and $1.1 million, respectively. These amounts are included in our other assets on the consolidated balance sheets.
Derivative Instruments
We record our derivative instruments at fair value. The accounting for changes in fair value of derivative instruments depends on whether it has been designated and qualifies as a hedge and, if so, the type of hedge. Our interest rate swap derivative instruments are designated as cash flow hedges and are used to hedge exposure to variability in expected future interest payments. The change in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) on the consolidated balance sheets and is subsequently reclassified into earnings as interest expense for the period that the hedged forecasted transaction affects earnings, which is when the interest expense is recognized on the related debt. Our interest rate cap derivative instruments are not designated as hedges and therefore, changes in fair value must be recognized through income. We do not use derivative instruments for trading or speculative purposes.
Deferred Financing Costs
Deferred financing costs include fees and costs incurred to obtain long-term financing. These fees and costs are amortized to interest expense over the expected terms of the related credit facilities. Unamortized deferred financing costs are written off if debt is retired before its expected maturity date. Accumulated amortization of deferred financing costs was approximately $10.6 million and $6.5 million as of December 31, 2018 and 2017, respectively. Our interest expense for the years ended December 31, 2018, 2017 and 2016 included $4.1 million, $2.8 million    and $1.8 million, respectively, of amortization of financing costs.
Distribution Fees
Distribution fees are paid monthly. Distribution fees are accrued upon the issuance of Class T, Class S and Class D shares. As of the balance sheet date, we accrue for: (i) the monthly amount payable, and (ii) the estimated amount of distribution fees that we may pay in future periods. The accrued distribution fees are reflected in additional paid-in capital in stockholders’ equity. See “Note 10” for additional information regarding when distribution fees become payable.

Noncontrolling Interests
Due to our control of the Operating Partnership through our sole general partner interest and our limited partner interest, we consolidate the Operating Partnership. The remaining limited partner interests in the Operating Partnership are owned by third-party investors and are presented as noncontrolling interests in the consolidated financial statements. The noncontrolling interests are reported on the consolidated balance sheets within permanent equity, separate from stockholders’ equity.
Revenue Recognition
We record rental revenue on a straight-line basis over the full lease term. Certain properties have leases that offer the tenant a period of time where no rent is due or where rent payments change during the term of the lease. Accordingly, we record receivables from tenants for rent that we expect to collect over the remaining lease term rather than currently, which are recorded as a straight-line rent receivable. When we acquire a property, the term of each existing lease is considered to commence as of the acquisition date for purposes of this calculation.
Tenant reimbursement revenue includes payments and amounts due from tenants pursuant to their leases for real estate taxes, insurance and other recoverable property operating expenses and is recognized as rental revenue in the period the applicable expenses are incurred. For the years ended December 31, 2018, 2017 and 2016, tenant reimbursement revenue recognized in rental revenues was approximately $38.8 million, $42.6 million and $43.6 million, respectively.
In connection with property acquisitions, we may acquire leases with rental rates above or below estimated market rental rates. Above-market lease assets are amortized as a reduction to rental revenue over the remaining lease term, and below-market lease liabilities are amortized as an increase to rental revenue over the remaining lease term, plus any applicable fixed-rate renewal option periods.
We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability by reassessing the estimated remaining useful life of such intangible lease asset or liability when it becomes probable a tenant will terminate a lease before the stated lease expiration date.
Upon disposition of a real estate asset, we will evaluate the transaction to determine if control of the asset, as well as other specified criteria, has been transferred to the buyer to determine proper timing of recognizing gains or losses.
Income Taxes
We elected under the Internal Revenue Code of 1986, as amended, to be taxed as a REIT beginning with the tax year ended December 31, 2006. As a REIT, we generally are not subject to federal income taxes on net income we distribute to our stockholders. We intend to make timely distributions sufficient to satisfy the annual distribution requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property and federal income and excise taxes on our undistributed income.
Net Income (Loss) Per Share
Basic net income (loss) per common share is determined by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share includes the effects of potentially issuable common stock, but only if dilutive, including the presumed exchange of partnership interest in the Operating Partnership (“OP Units”). See “Note 11” for additional information regarding net income (loss) per share.
Fair Value Measurements
Fair value measurements are determined based on assumptions that market participants would use in pricing of assets or estimating liabilities. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.
The fair value hierarchy is as follows:
Level 1—Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2—Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:

•	Quoted prices for similar assets/liabilities in active markets;

•	Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);

•	Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and

•	Inputs that are derived principally from or corroborated by other observable market data.
Level 3—Unobservable inputs that cannot be corroborated by observable market data.
Concentration of Credit Risk
As our revenues predominately consist of rental payments, we are dependent on our tenants for our source of revenues. Concentration of credit risk arises when our source of revenue is highly concentrated from certain of our tenants. As of December 31, 2018, no tenants represented more than 10.0% of our total annualized base rent.
Recently Adopted Accounting Standards
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which provides guidance for revenue recognition and supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition.” The standard is based on the principle that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The guidance specifically excludes revenue derived from lease contracts from its scope. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. We adopted the standard when it became effective for us, as of the reporting period beginning January 1, 2018. We elected the package of practical expedients, and accordingly did not reallocate contract consideration to lease components within the scope of the existing lease guidance when we adopted ASU 2014-09. We previously recognized revenue from asset sales upon transfer of title at the time of closing. After adoption of ASU 2014-09, we will evaluate the transaction to determine if control of the asset, as well as other specified criteria, has been transferred to the buyer to determine proper timing of revenue recognition, as well as transaction price allocation. The adoption of ASU 2014-09 did not have a significant impact on our consolidated financial statements.
In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”), which requires: (i) all equity investments to be measured at fair value with changes in fair value recognized in net income; (ii) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; and (iii) eliminates the requirement for public entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. Early adoption was permitted for the accounting guidance on financial liabilities under the fair value option. We adopted this guidance effective January 1, 2018. The adoption of this guidance did not have a significant impact on our consolidated financial statements.
In August 2016, the FASB issued ASU No. 2016-15 “Statement of Cash Flows (Topic 230)” (“ASU 2016-15”), which provided guidance on eight cash flow classification issues and on reducing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. Current GAAP does not include specific guidance on these eight cash flow classification issues. In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash,” (“ASU 2016-18”) which requires companies to include restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 requires a disclosure of a reconciliation between the statement of financial position and the statement of cash flows when the statement of financial position includes more than one line item for cash, cash equivalents, restricted cash, and restricted cash equivalents. Entities with material restricted cash and restricted cash equivalents balances are required to disclose the nature of the restrictions. We adopted these standards when they became effective for us, as of the beginning of the reporting period beginning January 1, 2018, and as required, retrospectively applied the guidance in ASU 2016-18 to the prior periods presented. For the years ended December 31, 2017 and December 31, 2016, the adoption resulted in a decrease of $5.3 million and $2.9 million in net cash provided by operating activities, respectively, an increase of $1.3 million and a decrease of $9.3 million in net cash provided by investing activities, respectively, and a decrease of $5.3 million and $1.1 million in net cash used in financing activities, respectively, on the consolidated statements of cash flows.

In August 2017, the FASB issued ASU No. 2017-12, “Derivatives and Hedging: Targeted Improvements to Accounting for Hedging Activities” (“ASU 2017-12”). The purpose of this updated guidance is to better align a company’s financial reporting for hedging activities with the economic objectives of those activities. The transition guidance provides companies with the option of early adopting the new standard using a modified retrospective transition method in any interim period after issuance of the update, or alternatively requires adoption for fiscal years beginning after December 15, 2018. We adopted ASU 2017-12 as of the reporting period beginning on January 1, 2018, which resulted in the recognition of a $0.2 million adjustment to accumulated other comprehensive income with a corresponding adjustment to the January 1, 2018 retained earnings balance related to the cumulative fair value of the financial instruments deemed ineffective.
In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”), which modifies the disclosure requirements on fair value measurements by removing, modifying, or adding certain disclosures. Certain disclosures in ASU 2018-13 are required to be applied on a retrospective basis and others on a prospective basis. We early adopted this standard effective September 30, 2018, as permitted. The adoption of ASU 2018-13 did not have a significant impact on our consolidated financial statements.
Recently Issued Accounting Standards
In February 2016, the FASB issued ASU No. 2016-02, “Leases (Subtopic 842)” (“ASU 2016-02”), which provides guidance for greater transparency in financial reporting by organizations that lease assets such as real estate, airplanes and manufacturing equipment by requiring such organizations to recognize lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The accounting for lessors will remain largely unchanged from current GAAP; however, the standard requires that lessors expense, on an as-incurred basis, certain initial direct costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalizable and therefore this new standard will result in certain of these costs being expensed as incurred after adoption. ASU 2016-02 is effective for annual and interim reporting periods beginning after December 15, 2018, with early adoption permitted. We adopted the standard when it became effective for us, as of the reporting period beginning January 1, 2019, and we elected the practical expedients available for implementation under the standard. Under the practical expedients election, we are not required to reassess: (i) whether an expired or existing contract meets the definition of a lease; (ii) the lease classification at the adoption date for expired or existing leases; and (iii) whether costs previously capitalized as initial direct costs would continue to be amortized. The standard also requires new disclosures within the notes accompanying the consolidated financial statements. Additionally, in January 2018, the FASB issued ASU No. 2018-01, “Leases (Subtopic 842): Land Easement Practical Expedient for Transition to Topic 842” (“ASU 2018-01”), which updates ASU 2016-02 to include land easements under the updated guidance, including the option to elect the practical expedient discussed above. We also adopted ASU 2018-01 when it became effective for us, as of the reporting period beginning January 1, 2019, and we elected the practical expedients available for implementation under the standard. In addition, in December 2018, the FASB issued ASU No. 2018-20, “Narrow—Scope Improvements for Lessors” (“ASU 2018-20”), which updates 2016-02 by providing the option to elect a practical expedient for lessors to exclude sales and other similar taxes from the transaction price of the contract, allows lessors to exclude from revenue and expense lessor costs paid directly to a third party by lessees, and clarifies lessors’ accounting for variable payments related to both lease and non-lease components. We adopted ASU 2018-20 when it became effective for us, as of the reporting period beginning January 1, 2019, and we elected the practical expedients available for implementation under the standard. The adoption of these standards does not have a material effect on our consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326)” (“ASU 2016-13”), which introduces a new model for recognizing credit losses for certain financial instruments, including loans, accounts receivable and debt securities. The new model requires an estimate of expected credit losses over the life of exposure to be recorded through the establishment of an allowance account, which is presented as an offset to the related financial asset. The expected credit loss is recorded upon the initial recognition of the financial asset. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses” (“ASU 2018-19”), which clarifies the scope of the guidance in the amendments in ASU 2016-13. Both ASU 2016-13 and ASU 2018-19 will be effective for annual and interim reporting periods beginning after December 15, 2019, with earlier adoption permitted. The guidance will generally be adopted on a modified retrospective basis, with exceptions for certain types of financial assets. We plan on adopting ASU 2016-13 and ASU 2018-19 as of the reporting period beginning on January 1, 2020. We do not expect the adoption to have a significant impact on our consolidated financial statements.

3. INVESTMENTS IN REAL ESTATE PROPERTIES
The following table summarizes our consolidated investments in real estate properties:

	As of December 31,
(in thousands)	2018	2017
Land	$421,531	$422,564
Buildings and improvements	1,271,773	1,266,069
Intangible lease assets	315,429	340,273
Investment in real estate properties	2,008,733	2,028,906
Accumulated depreciation and amortization	(501,621)	(488,636)
Net investment in real estate properties	$1,507,112	$1,540,270
Acquisitions
During the year ended December 31, 2018, we acquired 100% of two industrial properties, which were both determined to be asset acquisitions, for an aggregate purchase price of approximately $55.8 million.
During the year ended December 31, 2017, we acquired 100% of two industrial properties, which were both determined to be asset acquisitions, for an aggregate purchase price of approximately $40.7 million.
Dispositions
During the year ended December 31, 2018, we sold two retail properties, one office property, one building from a two-building office property, and two outparcels for net proceeds of approximately $77.7 million. We recorded a net gain of $14.1 million.
During the year ended December 31, 2017, we sold five retail properties, four industrial properties and one office property for net proceeds of approximately $269.1 million. We recorded a net gain of approximately $83.1 million.
Intangible Lease Assets and Liabilities
Intangible lease assets and liabilities as of December 31, 2018 and 2017 include the following:

	As of December 31, 2018			As of December 31, 2017
(in thousands)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible lease assets	$282,961	$(238,768)	$44,193	$299,406	$(240,844)	$58,562
Above-market lease assets	32,468	(31,382)	1,086	40,867	(38,740)	2,127
Below-market lease liabilities	(82,060)	34,864	(47,196)	(86,085)	33,456	(52,629)
The following table details the estimated net amortization of such intangible lease assets and liabilities, as of December 31, 2018, for the next five years and thereafter:

	Estimated Net Amortization
(in thousands)	2019	2020	2021	2022	2023	Thereafter	Total
Intangible lease assets	$14,111	$7,523	$5,719	$4,752	$3,288	$8,800	$44,193
Above-market lease assets	777	80	45	37	25	122	1,086
Below-market lease liabilities	(3,811)	(3,087)	(2,668)	(2,564)	(2,394)	(32,672)	(47,196)

Rental Revenue and Depreciation and Amortization Expense
The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) to rental revenues from above-and below-market lease assets and liabilities, and real estate-related depreciation and amortization expense:

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Increase (Decrease) to Rental Revenue:
Straight-line rent adjustments (1)	$14,508	$1,855	$(1,263)
Above-market lease amortization	(1,096)	(2,392)	(5,515)
Below-market lease amortization	4,808	5,395	6,050
Real Estate-Related Depreciation and Amortization:
Depreciation expense	$38,091	$39,212	$39,308
Intangible lease asset amortization	19,775	28,858	40,797

(1)
The straight-line rent adjustment amount for 2018 includes $10.1 million related to early lease termination payments that are being recognized to rental revenues on a straight-line basis over the remaining term of the respective lease.

Future Minimum Rentals
Future minimum base rental payments, which equal the cash basis of monthly contractual rent, owed to us from our tenants under the terms of non-cancelable operating and ground leases in effect as of December 31, 2018, excluding rental revenues from the potential renewal or replacement of existing leases and from future tenant reimbursement revenue, were as follows for the next five years and thereafter:

(in thousands)	Future Minimum Rentals
2019	$133,999
2020	116,145
2021	104,997
2022	88,136
2023	74,661
Thereafter	323,040
Total	$840,978
Real Estate Property Impairment
During the year ended December 31, 2018, we recorded a $1.2 million non-cash impairment charge related to a consolidated retail property located in the Greater Boston market. Prior to the disposition, we reevaluated the fair value of the property and determined that the net book value of the property exceeded the respective contract sales price less costs to sell the property, resulting in the impairment. The property was disposed of in December 2018. Also during the year ended December 31, 2018, we recorded a total of $13.4 million of non-cash impairment charges related to two retail properties, one located in the Jacksonville, Florida market, which was disposed of in October 2018, and one located in the Holbrook, Massachusetts market, which remains in our operating portfolio. The impairment was a result of shortened hold periods based on the consideration of potential disposition options for these properties. Both ultimately resulted in the reduction of our estimated future cash flows below our net book value.
During the year ended December 31, 2017, we recorded a $1.1 million non-cash impairment charge related to a consolidated retail property located in the Greater Boston market. Prior to the disposition, we reevaluated the fair value of the property and determined that the net book value of the property exceeded the respective contract sales price less costs to sell the property, resulting in the impairment. The property was disposed of in May 2017.

During the year ended December 31, 2016, we recorded a total of $2.7 million of non-cash impairment charges related to two consolidated properties that we disposed of in 2016. The dispositions consisted of: an office property located in the Washington, DC market and an office property located in the Chicago market. Prior to the disposition of each property, we reevaluated the fair value of the property and determined that the net book value of the property exceeded the respective contract sales price less costs to sell the property, resulting in the impairment.

We have determined that our impairments are non-recurring fair value measurements that fall within Level 3 of the fair value hierarchy. See “Note 2” for further discussion of the fair value hierarchy.

4. DEBT
Our debt is currently comprised of borrowings under our line of credit, term loans and mortgage notes. Borrowings under the non-recourse mortgage notes are secured by mortgages or deeds of trust and related assignments and security interests in collateralized and certain cross-collateralized properties, which are generally owned by single purpose entities. Three of our mortgage notes are currently partial recourse to us, for which we provide the following limited guaranties: $0.4 million in connection with certain outstanding leasing costs, which will decrease as the costs are subsequently paid; and $4.1 million and $3.2 million that is each guaranteed until we meet a lender-specified percentage leased threshold at the respective collateralized property. Other than these limited guarantees, the assets and credit of each of our consolidated properties pledged as collateral for our mortgage notes are not available to satisfy our debt and obligations, unless we first satisfy the mortgages note payable on the respective underlying properties. A summary of our debt is as follows:

	Weighted-Average Effective Interest Rate as of			Balance as of
($ in thousands)	December 31, 2018	December 31, 2017	Maturity Date	December 31, 2018	December 31, 2017
Line of credit (1)	4.05%	3.27%	January 2019	$131,000	$142,000
Term loan (2)	3.52%	3.25%	January 2019	275,000	275,000
Term loan (3)	3.79%	3.94%	February 2022	200,000	200,000
Fixed-rate mortgage notes (4)	3.57%	3.89%	September 2021 - December 2029	173,932	123,794
Floating-rate mortgage notes (5)	4.97%	3.88%	January 2020 - September 2020	225,600	278,100
Total principal amount / weighted-average (6)	3.98%	3.64%		$1,005,532	$1,018,894
Less unamortized debt issuance costs				$(4,627)	$(7,322)
Add mark-to-market adjustment on assumed debt				393	536
Total debt, net				$1,001,298	$1,012,108

Gross book value of properties encumbered by debt				$598,978	$590,542

(1)
The effective interest rate is calculated based on the London Interbank Offered Rate (“LIBOR”), plus a margin ranging from 1.40% to 2.30%, depending on our consolidated leverage ratio. As of December 31, 2018, the unused and available portions under the line of credit were approximately $269.0 million and $207.2 million, respectively. The line of credit is available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties. In January 2019, we amended and restated our existing credit facility agreement. Refer to “Note 16” for details.

(2)
The effective interest rate is calculated based on LIBOR, plus a margin ranging from 1.35% to 2.20%, depending on our consolidated leverage ratio. The weighted-average interest rate is the all-in interest rate, including the effects of interest swap agreements relating to approximately $150.0 million in borrowings under this term loan. In January 2019, we amended and restated our existing credit facility agreement. Refer to “Note 16” for details.

(3)
The effective interest rate is calculated based on LIBOR, plus a margin ranging from 1.65% to 2.55%, depending on our consolidated leverage ratio. The weighted-average interest rate is the all-in interest rate and is fixed through interest swap agreements. In January 2019, we amended and restated our existing term loan credit agreement. Refer to “Note 16” for details.

(4)
The amount outstanding as of December 31, 2018 includes a $32.4 million floating-rate mortgage note that was subject to an interest rate spread of 1.60% over one-month LIBOR, which we have effectively fixed using an interest rate swap at 3.05% until the designated cash flow hedge expires in December 2022, and a $52.1 million floating-rate mortgage note that was subject to an interest rate spread of 1.65% over one-month LIBOR, which we have effectively fixed using an interest rate swap at 2.85% until the designated cash flow hedge expires in July 2021. These mortgage notes expire in March 2023 and August 2023, respectively.

(5)
The effective interest rate is calculated based on LIBOR plus a margin. As of December 31, 2018 and 2017, our floating-rate mortgage notes were subject to a weighted-average interest rate spread of 2.47% and 2.31%, respectively.

(6)	The weighted-average remaining term of our borrowings was approximately 1.9 years as of December 31, 2018, excluding the impact of certain extension options.

As of December 31, 2018, the principal payments due on our debt during each of the next five years and thereafter were as follows:

(in thousands)	Line of Credit	Term Loans	Mortgage Notes	Total
2019 (1)	$131,000	$275,000	$3,344	$409,344
2020	—	—	229,088	229,088
2021	—	—	12,372	12,372
2022 (2)	—	200,000	3,246	203,246
2023	—	—	77,463	77,463
Thereafter	—	—	74,019	74,019
Total principal payments	$131,000	$475,000	$399,532	$1,005,532

(1)
In January 2019, we amended and restated our existing credit facility agreement, which included extending the maturity date of the line of credit to January 2023 with two six-month extension options, subject to certain conditions, and the term loan to January 2024. Refer to “Note 16” for details.

(2)
In January 2019, we amended and restated this term loan, which resulted in the addition of two one-year extension options, subject to certain conditions. The original maturity date of February 2022 remains unchanged. Refer to “Note 16” for details.

Debt Covenants
Our line of credit, term loans and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, the line of credit and term loan agreements contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. We were in compliance with our debt covenants as of December 31, 2018.
Derivative Instruments
To manage interest rate risk for certain of our variable-rate debt, we use interest rate derivative instruments as part of our risk management strategy. These derivatives are designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount. Interest rate caps involve the receipt of variable amounts from a counterparty at the end of each period in which the interest rate exceeds the agreed fixed price. Interest rate caps are not designated as hedges. Certain of our variable-rate borrowings are not hedged, and therefore, to an extent, we have on-going exposure to interest rate movements.
During the next 12 months, we estimate that approximately $3.4 million will be reclassified as a decrease to interest expense related to active effective hedges of existing floating-rate debt, and we estimate that approximately $0.4 million will be reclassified as an increase to interest expense related to terminated hedges where the likelihood of the originally hedged interest payments remain probable.
The following table summarizes the location and fair value of our derivative instruments on our consolidated balance sheets:

			Fair Value
($ in thousands)	Number of Contracts	Notional Amount	Other Assets	Other Liabilities
December 31, 2018
Interest rate swaps (1)	15	$634,565	$6,692	$3,220
Interest rate caps	4	338,450	25	—
Total derivative instruments	19	$973,015	$6,717	$3,220
December 31, 2017
Interest rate swaps (2)	11	$435,500	$4,043	$60
Interest rate caps	4	338,450	13	—
Total derivative instruments	15	$773,950	$4,056	$60

(1)	Includes four interest rate swaps with a combined notional amount of $200.0 million that will become effective in January 2020.

(2)	Includes one interest rate swap with a notional amount of $52.5 million that became effective in July 2018.
The following table presents the effect of our derivative instruments on our consolidated financial statements:

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Derivative instruments designated as cash flow hedges:
Gain (loss) recognized in AOCI	$317	$1,509	$(204)
Loss reclassified from AOCI into interest expense	986	4,828	4,620
Total interest expense presented in the consolidated statements of operations in which the effects of cash flow hedges are recorded	$48,358	$42,305	$40,782
Derivative instruments not designated as cash flow hedges:
Gain (loss) recognized in income	$49	$(119)	$—

5. DST PROGRAM
We have a program to raise capital through private placement offerings by selling beneficial interests in specific Delaware statutory trusts holding real properties (the “DST Program”). Under the DST Program, each private placement offers interests in one or more real properties placed into one or more Delaware statutory trust(s) by the Operating Partnership or its affiliates (“DST Properties”). DST Properties may be sourced from properties currently indirectly owned by the Operating Partnership or newly acquired properties. The underlying interests of real properties sold to investors pursuant to such private placements are leased-back by an indirect wholly owned subsidiary of the Operating Partnership on a long-term basis. These master lease agreements are fully guaranteed by the Operating Partnership. Additionally, the Operating Partnership retains a fair market value purchase option giving it the right, but not the obligation, to acquire the interests in the Delaware statutory trusts from the investors at a later time in exchange for OP Units.
Under the master lease, we are responsible for subleasing the property to occupying tenants and all underlying costs associated with operating the property, and are responsible for paying rent to the Delaware statutory trust that owns such property. As such, for financial reporting purposes (and not for income tax purposes), the DST Properties are included in our consolidated financial statements, with the master lease rent payment obligations taking the place of the cost of equity and debt capital. Accordingly, for financial reporting purposes, the rental revenues and rental expenses associated with the underlying property of each master lease are included in the respective line item on the consolidated statements of operations. Consistent with the foregoing, rental payments made to the Delaware statutory trusts pursuant to the master lease agreements are accounted for using the interest method whereby a portion is accounted for as interest expense and a portion is accounted for as an accretion or amortization of the outstanding principal balance of the financing obligations. The net amount we receive from the underlying properties subject to the master lease may be more or less than the amount we pay to the investors of the DST Program and could fluctuate over time.
Consistent with the financial reporting position described herein, the proceeds from each private placement under the DST Program are accounted for as a financing obligation on the consolidated balance sheets due to the fact that we have an option (which may or may not be exercised) to purchase the interests in the Delaware statutory trusts and thereby acquire the real property owned by the Delaware statutory trusts. Consistent with the financial reporting position described herein, upfront costs incurred for services provided by Black Creek Diversified Property Advisors LLC (the “Advisor”) and its affiliates related to the DST Program are accounted for as deferred loan costs and are netted against the financing obligation.
During the years ended December 31, 2018, 2017 and 2016, we sold approximately $43.2 million, $9.6 million and $2.5 million, respectively, in interests related to the DST Program.
During the years ended December 31, 2018, 2017 and 2016, we incurred rent obligations of approximately $1.1 million, $0.3 million and $38,000, respectively, under our master lease agreements with the investors who have participated in the DST Program.
Refer to “Note 10” for detail relating to the fees paid to the Advisor and its affiliates for raising capital through the DST Program.

6. FAIR VALUE
We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of the amounts that we would realize upon disposition.
Fair Value Measurements on a Recurring Basis
The following table presents our financial instruments measured at fair value on a recurring basis:

(in thousands)	Level 1	Level 2	Level 3	Total Fair Value
December 31, 2018
Assets:
Derivative instruments	$—	$6,717	$—	$6,717
Total assets measured at fair value	$—	$6,717	$—	$6,717
Liabilities:
Derivative instruments	$—	$3,220	$—	$3,220
Total liabilities measured at fair value	$—	$3,220	$—	$3,220
December 31, 2017
Assets:
Derivative instruments	$—	$4,056	$—	$4,056
Total assets measured at fair value	$—	$4,056	$—	$4,056
Liabilities:
Derivative instruments	$—	$60	$—	$60
Total liabilities measured at fair value	$—	$60	$—	$60
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Derivative Instruments. The derivative instruments are interest rate swaps and interest rate caps whose fair value is estimated using market-standard valuation models. Such models involve using market-based observable inputs, including interest rate curves. We incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and respective counterparty’s nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to these derivative instruments being unique and not actively traded, the fair value is classified as Level 2. See “Note 4” above for further discussion of our derivative instruments.
Nonrecurring Fair Value Measurements
As of December 31, 2018 and 2017, the fair values of cash and cash equivalents, tenant receivables, due from/to affiliates, accounts payable and accrued liabilities, and distributions payable approximate their carrying values because of the short-term nature of these instruments. The table below includes fair values for certain of our financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

	As of December 31, 2018		As of December 31, 2017
(in thousands)	Carrying Value (1)	Fair Value	Carrying Value (1)	Fair Value
Assets:
Debt-related investments	$10,682	$10,709	$11,120	$11,250
Liabilities:
Line of credit	$131,000	$131,000	$142,000	$142,000
Term loans	475,000	475,000	475,000	475,000
Mortgage notes	399,532	398,117	401,894	401,574

(1)	The carrying amount reflects the principal amount outstanding.

7. INCOME TAXES
We have concluded that there was no impact related to uncertain tax positions from our results of operations for the years ended December 31, 2018, 2017 and 2016. We had a gross deferred tax asset of approximately $3.9 million and $4.9 million as of December 31, 2018 and 2017, respectively, which is offset by a full valuation allowance. The U.S. is the major tax jurisdiction for us and the earliest tax year subject to examination by the taxing authority is 2014.
Distributions
Distributions to stockholders are characterized for federal income tax purposes as: (i) ordinary income; (ii) non-taxable return of capital; or (iii) long-term capital gain. Distributions that exceed our current and accumulated tax earnings and profits constitute a return of capital and reduce the stockholders’ basis in the common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholders’ basis in the common shares, the distributions will generally be treated as a gain from the sale or exchange of such stockholders’ common shares. Under the new tax laws effective January 1, 2018, all distributions (other than distributions designated as capital gain distributions and distributions traceable to distributions from a taxable REIT subsidiary) which are received by a pass-through entity or an individual, are eligible for a 20% deduction from gross income. This eligibility for a 20% deduction will expire as of 2025. At the beginning of each year, we notify our stockholders of the taxability of the distributions paid during the preceding year. In any given year, the overall taxability of distributions could be higher or lower than the preceding year.
The following unaudited table summarizes the annual information reported to investors regarding the taxability of distributions on common stock, as a percentage of total distributions, for the years ended December 31, 2018, 2017 and 2016. This information assumes that an investor owned shares of our common stock for the full 2018 calendar year.

	For the Year Ended December 31,
	2018 (1)	2017	2016
Ordinary income	42.22%	50.01%	53.66%
Non-taxable return of capital	57.78	—	46.34
Capital gain	—	49.99	—
Total distributions	100.00%	100.00%	100.00%

(1)
Our overall taxability decreased in 2018 as compared to 2017 primarily due to lower disposition activity in 2018, which resulted in a decrease in capital gains generated by the sale of real estate assets.

8. STOCKHOLDERS’ EQUITY
Public Offering
As a net asset value (“NAV”)-based perpetual life REIT, we intend to conduct ongoing public primary offerings of our common stock on a perpetual basis. We also intend to conduct an ongoing distribution reinvestment plan offering for our stockholders to reinvest distributions in our shares. From time to time, we intend to file new registration statements on Form S-11 with the SEC to register additional shares of common stock so that we may continuously offer shares of common stock pursuant to Rule 415 under the Securities Act of 1933, as amended.
Currently, we have the following registration statements effective with the SEC:

•
A public offering of up to $3.0 billion in Class T, Class S, Class D and Class I shares of common stock, consisting of up to $2.5 billion offered in our primary offering and up to $500.0 million offered under our distribution reinvestment plan. We may reallocate amounts between the primary offering and distribution reinvestment plan. As of December 31, 2018, $2.9 billion remained unsold under this registration statement.

•	A public offering of Class E shares under our distribution reinvestment plan. As of December 31, 2018, $5.8 million remained unsold under this registration statement.
The Class T, Class S, Class D, Class I and Class E shares, all of which are collectively referred to herein as shares of common stock, generally have identical rights and privileges, including identical voting rights, but have differing fees that are payable on a class-specific basis. While gross distributions are the same for all share classes, the payment of class-specific fees results in different amounts of net distributions being paid with respect to each class of shares.

A summary of our public offerings (including shares sold through the primary offering and distribution reinvestment plan (“DRIP”)), for the year ended December 31, 2018, is as follows:

(in thousands)	Class T	Class S	Class D	Class I	Class E	Total
Amount of gross proceeds raised:
Primary offering	$6,732	$78,995	$3,983	$51,382	$—	$141,092
DRIP	480	615	511	7,028	10,355	18,989
Total offering	$7,212	$79,610	$4,494	$58,410	$10,355	$160,081
Number of shares sold:
Primary offering	878	10,414	531	6,865	—	18,688
DRIP	64	81	68	941	1,385	2,539
Total offering	942	10,495	599	7,806	1,385	21,227
Common Stock
The following table describes the changes in each class of common shares during each of the years ended December 31, 2018, 2017 and 2016:

(in thousands)	Class T Shares (1)	Class S Shares (1)	Class D Shares (1)	Class I Shares (1)	Class E Shares (1)	Total Shares (1)
Balances as of December 31, 2015	1,703	N/A	1,812	23,334	137,275	164,124
Issuance of common stock:
Primary shares	436	—	782	10,960	—	12,178
Distribution reinvestment plan	42	—	44	684	2,004	2,774
Share-based compensation	—	—	—	32	—	32
Redemptions of common stock	(180)	—	(367)	(971)	(26,954)	(28,472)
Balances as of December 31, 2016	2,001	N/A	2,271	34,039	112,325	150,636
Issuance of common stock:
Primary shares	134	64	267	2,181	—	2,646
Distribution reinvestment plan	63	—	73	1,036	1,934	3,106
Share-based compensation	—	—	—	(99)	—	(99)
Redemptions of common stock	(136)	—	(101)	(3,022)	(20,564)	(23,823)
Balances as of December 31, 2017	2,062	64	2,510	34,135	93,695	132,466
Issuance of common stock:
Primary shares	878	10,414	531	6,865	—	18,688
Distribution reinvestment plan	64	81	68	941	1,385	2,539
Share-based compensation	—	—	—	42	—	42
Redemptions of common stock	(221)	(43)	(331)	(4,598)	(17,690)	(22,883)
Balances as of December 31, 2018	2,783	10,516	2,778	37,385	77,390	130,852

(1)
On September 1, 2017, we amended our charter and restructured our outstanding share classes as part of a broader restructuring. As part of the restructuring, we, among other things, changed our outstanding unclassified shares of common stock (which, since 2012, we referred to as “Class E” shares ) to a new formally designated class of Class E shares; changed our outstanding Class A, Class W and Class I shares of common stock to Class T, Class D and a new version of Class I shares of common stock, respectively; and created a new class of common stock called Class S shares.   When we refer to our share classes in this table with respect to dates prior to September 1, 2017, we are referring to our shares under our prior share structure, and when we refer to our share classes in this table with respect to dates on or after September 1, 2017, we are referring to our shares under our new share structure.

Distributions
Prior to the third quarter of 2017, distributions were paid on a quarterly basis and were calculated for each day the stockholder had been a stockholder of record during such quarter. Beginning with the third quarter of 2017, cash distributions have been paid on a monthly basis and are calculated as of monthly record dates. Cash distributions for stockholders who had elected to participate in our distribution reinvestment plan were reinvested into shares of the same class of our common stock as the shares to which the distributions relate.
The following table summarizes our distribution activity (including distributions to noncontrolling interests and distributions reinvested in shares of our common stock) for the quarters ended below:

	Amount
(in thousands, except per share data)	Declared per Common Share (1)	Common Stock Distributions Paid in Cash	Other Cash Distributions (2)	Reinvested in Shares	Total Distributions
2018
March 31	$0.09375	$7,240	$1,127	$4,789	$13,156
June 30	0.09375	7,137	1,221	4,710	13,068
September 30	0.09375	7,157	1,174	4,738	13,069
December 31	0.09375	7,180	1,202	4,814	13,196
Total	$0.37500	$28,714	$4,724	$19,051	$52,489
2017
March 31	$0.09000	$8,289	$1,250	$5,076	$14,615
June 30	0.09000	8,027	1,300	4,920	14,247
September 30	0.09000	7,549	1,195	4,937	13,681
December 31	0.09000	7,285	1,088	4,775	13,148
Total	$0.36000	$31,150	$4,833	$19,708	$55,691

(1)	Amount reflects the total quarterly distribution rate, subject to adjustment for class-specific fees.

(2)
Includes other cash distributions consisting of: (i) distributions paid to OP Unit holders; (ii) regular distributions made to our former joint venture partners; and (iii) ongoing distribution fees paid to the Black Creek Capital Markets, LLC (the “Dealer Manager”) with respect to certain class of our shares. See “Note 10” for further detail regarding the current and historical ongoing distribution fees.

Redemptions and Repurchases
Below is a summary of redemptions and repurchases pursuant to our share redemption program for the years ended December 31, 2018, 2017 and 2016. Also included in the summary below is the impact of stock repurchases pursuant to our two self-tender offers. Our board of directors may modify, suspend or terminate our current share redemption programs if it deems such action to be in the best interest of our stockholders.

	For the Year Ended December 31,
(in thousands, except per share data)	2018	2017	2016
Number of shares requested for redemption or repurchase	22,883	23,823	49,491
Number of shares redeemed or repurchased	22,883	23,823	28,472
% of shares requested that were redeemed or repurchased	100.0%	100.0%	57.5%
Average redemption or repurchase price per share	$7.47	$7.48	$7.37

9. NONCONTROLLING INTERESTS
OP Units
As of December 31, 2018 and 2017, the Operating Partnership had issued OP Units to third-party investors, representing 7.4% and 7.9%, respectively, of limited partnership interests. Currently, all of the third-party investors own Class E OP Units, but we may in the future cause the Operating Partnership to issue Class T, Class S, Class D or Class I OP Units to third-party investors.

The following table summarizes the number of OP Units issued and outstanding to third-party investors:

	As of December 31,
(in thousands)	2018	2017
Number of OP Units issued and outstanding to third-party investors	10,482	11,292
Estimated maximum redemption value (unaudited)	$77,962	$83,647
Subject to certain restrictions and limitations, the holders of OP Units may redeem all or a portion of their OP Units for either: shares of the equivalent class of common stock, cash or a combination of both. If we elect to redeem OP Units for shares of our common stock, we will generally deliver one share of our common stock for each such OP Unit redeemed (subject to any redemption fees withheld), and such shares may, subsequently, only be redeemed for cash in accordance with the terms of our share redemption program. If we elect to redeem OP Units for cash, the cash delivered will equal the then-current NAV per unit of the applicable class of OP Units (subject to any redemption fees withheld), which will equal the then-current NAV per share of our corresponding class of shares. The following table summarizes the number of OP Units redeemed during the years presented below:

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Number of OP Units redeemed	810	756	760
Amount of OP Units redeemed	$6,059	$5,643	$5,641
The Operating Partnership’s net income and loss will generally be allocated to the general partner and the limited partners in accordance with the respective percentage interest in the OP Units issued by the Operating Partnership.

10. RELATED PARTY TRANSACTIONS
We rely on the Advisor, a related party, to manage our day-to-day activities and to implement our investment strategy pursuant to the terms of the amended and restated advisory agreement, effective as of June 30, 2018, by and among us, the Operating Partnership and the Advisor (the “Advisory Agreement”). The current term of the Advisory Agreement ends June 30, 2019, subject to renewals by our board of directors for an unlimited number of successive one-year periods. The Dealer Manager provides dealer manager services in connection with our public offerings pursuant to the terms of the third amended and restated dealer manager agreement, effective September 1, 2017 (the “Dealer Manager Agreement”) by and among us, the Advisor and the Dealer Manager. Black Creek Diversified Property Advisors Group LLC (the “Sponsor”), which owns the Advisor, is presently directly or indirectly majority owned by the estate of John A. Blumberg, James R. Mulvihill and Evan H. Zucker and/or their affiliates, and the Sponsor and the Advisor are jointly controlled by the estate of Mr. Blumberg, Mr. Mulvihill and Mr. Zucker and/or their affiliates. The Dealer Manager is presently directly or indirectly majority owned, controlled and/or managed by the estate of Mr. Blumberg, Mr. Mulvihill and/or Mr. Zucker and/or their affiliates. The Advisor and the Dealer Manager receive compensation from us in the form of fees and expense reimbursements for certain services relating to our public offerings and for the investment and management of our assets and our other activities and operations.
Advisory Agreement, Dealer Manager Agreement and Operating Partnership Agreement
The following is a description of the fees and expense reimbursements payable to the Advisor and the Dealer Manager. This summary does not purport to be a complete summary of the Advisory Agreement; the Dealer Manager Agreement; and the limited partnership agreement of the Operating Partnership (the “Operating Partnership Agreement”), and is qualified in its entirety by reference to such agreements, which are incorporated by reference as exhibits to this Annual Report on Form 10-K.
Selling Commissions, Dealer Manager Fees and Distribution Fees. We pay the Dealer Manager upfront selling commissions with respect to Class T and Class S shares sold in the primary offering and dealer manager fees with respect to Class T shares sold in the primary offering. The upfront selling commissions and dealer manager fees are calculated as a percentage of the transaction price (generally equal to the most recent monthly NAV per share) at the time of purchase of such shares. All or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed to, participating broker dealers. In addition, the Dealer Manager is entitled to receive ongoing distribution fees based on the NAV of all outstanding Class T, Class S and Class D shares, including shares issued under our distribution reinvestment plan. The distribution fees will be payable monthly in arrears and will be paid on a continuous basis from year to year. The Dealer Manager will reallow all or a portion of the distribution fees to participating broker dealers and broker dealers servicing accounts of investors who own Class T, Class S, and/or Class D shares. The following table details the selling commissions, dealer manager fees and distribution fees applicable for each share class.

	Class T	Class S	Class D	Class I
Selling commissions (as % of transaction price)	up to 3.00%	up to 3.50%	—%	—%
Dealer manager fees (as % of transaction price)	0.50%	—%	—%	—%
Distribution fees (as % of NAV per annum)	0.85%	0.85%	0.25%	—%
We will cease paying the distribution fees with respect to individual Class T, Class S and Class D shares when they are no longer outstanding, including as a result of a conversion to Class I shares. Each Class T, Class S or Class D share held within a stockholder’s account shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares at the applicable conversion rate on the earliest of: (i) a listing of any shares of our common stock on a national securities exchange; (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets; and (iii) the end of the month in which the Dealer Manager, in conjunction with our transfer agent, determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through the distribution reinvestment plan or received as stock dividends) equals or exceeds 8.75% (or a lower limit set forth in any applicable agreement between the Dealer Manager and a participating broker dealer, provided that the Dealer Manager advises our transfer agent of the lower limit in writing) of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in a primary offering.
Additional Underwriting Compensation and Primary Dealer Fee. We pay directly, or reimburse the Advisor and the Dealer Manager if they pay on our behalf, certain additional items of underwriting compensation, including legal fees of the Dealer Manager, costs reimbursement for registered representatives of participating broker-dealers to attend educational conferences sponsored by us or the Dealer Manager, attendance fees for registered persons associated with the Dealer Manager to attend seminars conducted by participating broker-dealers, and promotional items. In addition to this additional underwriting compensation, the Advisor may also pay the Dealer Manager additional amounts to fund certain of the Dealer Manager’s costs and expenses related to the distribution of our public offering, which will not be reimbursed by us. Also, the Dealer Manager may pay supplemental fees or commissions to participating broker-dealers and servicing broker-dealers with respect to Class I shares sold in the primary offering, which will not be reimbursed by us. Through June 30, 2017, we paid to the Dealer Manager primary dealer fees in the amount of 5.0% of the gross proceeds raised from certain sales of Class I shares in the primary offering. We currently do not intend to pay additional primary dealer fees in our public offerings.
Organization and Offering Expense Reimbursement. We pay directly or reimburse the Advisor and the Dealer Manager if they pay on our behalf, any issuer organization and offering expenses (meaning organization and offering expenses other than underwriting compensation) as and when incurred. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, the Advisor has agreed to reimburse us to the extent that total cumulative organization and offering expenses (including underwriting compensation) that we incur exceed 15% of our gross proceeds from the applicable offering.
Advisory Fee and Operating Expense Reimbursement. The advisory fee consists of a fixed component and a performance component. The fixed component of the advisory fee includes a fee that will be paid monthly to the Advisor for asset management services provided to on our behalf. The following table details the fixed component of the advisory fee:

Fixed Component
% of applicable monthly NAV per Fund Interest (as defined below) x the weighted-average number of Fund Interests for such month (per annum)	1.10%
% of consideration received by us or our affiliates for selling interests in DST Properties (as defined in “Note 5”) to third-party investors, net of up-front fees and expense reimbursements payable out of gross sale proceeds from the sale of such interests	1.10%
The performance component of the advisory fee is a performance-based amount that will be paid to the Advisor. This amount is calculated on the basis of the overall investment return provided to holders of Fund Interests (i.e., our outstanding shares and OP Units held by third-party investors) in any calendar year such that the Advisor will receive the lesser of (1) 12.5% of (a) the annual total return amount less (b) any loss carryforward, and (2) the amount equal to (x) the annual total return amount, less (y) any loss carryforward, less (z) the amount needed to achieve an annual total return amount equal to 5% of the NAV per Fund Interest at the beginning of such year (the “Hurdle Amount”). The foregoing calculations are calculated on a per Fund Interest basis and multiplied by the weighted-average Fund Interests outstanding during the year. In no event will the performance component of the advisory fee be less than zero. Accordingly, if the annual total return amount exceeds the Hurdle Amount plus the amount of any loss carryforward, then the Advisor will earn a performance component equal to 100% of such excess, but limited to 12.5% of the annual total return amount that is in excess of the loss carryforward. The “annual total return amount” referred to above means all distributions paid or accrued per Fund Interest plus any change in NAV per Fund Interest since the end of the prior calendar year, adjusted to exclude the negative impact on annual total return resulting from our payment or obligation to pay, or distribute, as applicable, the performance component of the advisory fee as well as ongoing distribution fees (i.e., our ongoing class-specific fees).The “loss carryforward” referred to above will track any negative annual total return amounts from prior years and offset the positive annual total return amount for purposes of the calculation of the performance component of the advisory fee. The loss carryforward is zero as of December 31, 2018. Additionally, the Advisor will provide us with a waiver of a portion of its fees generally equal to the amount of the performance component that would have been payable with respect to the Class E shares and the Series 1 Class E OP Units held by third parties until the NAV of such shares or units exceeds $10.00 a share or unit, the benefit of which will be shared among all holders of Fund Interests. As of December 31, 2018, all of the Class E OP Units issued and outstanding to third-party investors are Series 1 Class E OP Units. Refer to “Note 9” for detail regarding the Class E OP Units.
Subject to certain limitations, we reimburse the Advisor or its affiliates for all of the costs they incur in connection with the services they provide to us under the Advisory Agreement, including, without limitation, our allocable share of the Advisor’s overhead, which includes but is not limited to the Advisor’s rent paid to both third parties and affiliates of the Advisor, utilities and personnel costs; provided, that we will not reimburse the Advisor or its affiliates for services for which the Advisor or its affiliates are entitled to compensation in the form of a separate fee, and commencing as of September 1, 2017, we will not reimburse the Advisor for compensation it pays to our named executive officers.
Fees from Other Services. We retain certain of the Advisor’s affiliates, from time to time, for services relating to our investments or our operations, which may include property management services, leasing services, corporate services, statutory services, transaction support services, construction and development management, and loan management and servicing, and within one or more such categories, providing services in respect of asset and/or investment administration, accounting, technology, tax preparation, finance, treasury, operational coordination, risk management, insurance placement, human resources, legal and compliance, valuation and reporting-related services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title and/or other types of insurance, management consulting and other similar operational matters. Any fees paid to the Advisor’s affiliates for any such services will not reduce the advisory fees. Per the terms of the agreement, any such arrangements will be at market rates or a reimbursement of costs incurred by the affiliate in providing the services.
DST Program
DST Program Dealer Manager Fees. In connection with the DST Program, as described in “Note 5,” Black Creek Exchange LLC (“BCX”), a wholly-owned subsidiary of our taxable REIT subsidiary that is wholly-owned by the Operating Partnership, entered into a dealer manager agreement with the Dealer Manager, pursuant to which the Dealer Manager agreed to conduct the private placements for interests reflecting an indirect ownership of up to $500.0 million of interests. The Advisor, Dealer Manager and certain of their affiliates receive fees and reimbursements in connection with their roles in the DST Program, which costs are substantially funded by the private investors in that program, through one or more purchase price “mark-ups” of the initial estimated fair value of the DST Properties to be sold to investors, fees paid by the investors at the time of investment, or deductions from distributions paid to such investors.
BCX will pay certain up-front fees and reimburse certain related expenses to the Dealer Manager with respect to capital raised through the DST Program. BCX is obligated to pay the Dealer Manager a dealer manager fee of up to 1.5% of gross equity proceeds raised and a commission of up to 5.0% of gross equity proceeds raised through the private placements. In addition, with respect to certain classes of interests (or the corresponding classes of OP Units or shares for which they may be exchanged in certain circumstances) we, the Operating Partnership or BCX will pay the Dealer Manager ongoing fees in amounts up to 0.85% of the equity investment or net asset value thereof per year. The Dealer Manager may re-allow such commissions, ongoing fees and a portion of such dealer manager fees to participating broker dealers. In addition, pursuant to the dealer manager agreement for the DST Program, we, or our subsidiaries, are obligated to reimburse the Dealer Manager for (a) customary travel, lodging, meals and reasonable entertainment expenses incurred in connection with the private placements; (b) costs and expenses of conducting educational conferences and seminars, attending broker-dealer sponsored conferences, or educational conferences sponsored by BCX; (c) customary promotional items; and (d) legal fees of the Dealer Manager.
Pursuant to the Advisory Agreement, DST Properties are included when calculating the fixed and performance components of the advisory fee due to the Advisor. Furthermore, because the Advisor funds certain Dealer Manager personnel costs that are not reimbursed under the DST Program dealer manager agreement, we have also agreed to pay the Advisor a fee equal to the mark-up paid by DST Program investors for these costs, which is up to 1.5% of the total equity amount paid for the interests.
DST Manager Fees. BC Exchange Manager LLC (the “DST Manager”), a wholly owned subsidiary of the Operating Partnership, acts, directly or through a wholly-owned subsidiary, as the manager of each Delaware statutory trust holding a DST Property, but has assigned all of its rights and obligations as manager (including fees and reimbursements received) to BC

Exchange Advisor LLC (“DST Advisor”), an affiliate of the Advisor. While the intention is to sell 100% of the interests to third parties, BCX may hold an interest for a period of time and therefore could be subject to the following description of fees and reimbursements paid to the DST Manager. The DST Manager will have primary responsibility for performing administrative actions in connection with the trust and any DST Property and has the sole power to determine when it is appropriate for a trust to sell a DST Property. For its services, DST Advisor will receive, through the DST Manager, (i) a management fee equal to a stated percentage (e.g., 1.0%) of the gross rents payable to the trust, with such amount to be set on a deal-by-deal basis, (ii) a disposition fee of up to 1.0% of the gross sales price of any DST Property sold to a third party, (iii) a loan fee of up to 1.0% for any financing provided by us in connection with the DST Program (in which case a subsidiary of ours would provide the debt financing and earn interest thereon), (iv) reimbursement of certain expenses associated with the establishment, maintenance and operation of the trust and DST Properties and the sale of any DST Property to a third party, and (v) up to 1.0% of the gross equity proceeds as compensation for developing and maintaining the DST Program technology and intellectual property. Furthermore, to the extent that the Operating Partnership exercises its fair market value purchase option to acquire the interests from the investors at a later time in exchange for OP Units, and such investors subsequently submit such OP Units for redemption pursuant to the terms of the Operating Partnership, a redemption fee of up to 1.0% of the amount otherwise payable to a limited partner upon redemption will be paid to DST Manager (or such other amount as may be set forth in the applicable DST Program offering documents).
Product Specialist
Pursuant to a product specialist agreement with BCG TRT Advisors LLC (“BCG TRT Advisors”), BCG TRT Advisors provides advisory services related to our investments in real estate securities. Pursuant to this agreement, a portion of the fixed component of the advisory fee that the Advisor receives from us (as described above) related to investments in real estate securities is reallowed to BCG TRT Advisors in exchange for the services provided.
Summary of Fees and Expenses
The following table summarizes the fees and expenses incurred by us for services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services described above, and any related amounts payable:

	For the Year Ended December 31,			Payable as of December 31,
(in thousands)	2018	2017	2016	2018	2017
Upfront selling commissions	$1,199	$34	$100	$—	$—
Dealer manager fees (1)(2)	—	306	381	—	—
Ongoing distribution fees (2)	501	108	70	76	15
Primary dealer fees	—	—	3,465	—	—
Advisory fees (3)	13,836	13,191	14,857	3,225	954
Advisory fees related to the disposition of real properties (4)	—	1,763	2,140	—	—
Other expense reimbursements—Advisor (5)(6)	8,801	8,393	8,368	1,411	1,988
Other expense reimbursements—Dealer Manager	878	401	377	—	—
Development management fees (7)	—	—	31	—	—
DST Program advisory fees (8)	313	94	—	—	—
DST Program selling commissions	1,097	466	117	—	—
DST Program dealer manager fees	293	143	38	—	—
DST Program other reimbursements—Dealer Manager	212	137	19	—	—
DST Program facilitation and loan origination fees	356	—	—	—	—
Total	$27,486	$25,036	$29,963	$4,712	$2,957

(1)	Includes upfront dealer manager fees, as well as ongoing dealer manager fees that were paid under the Dealer Manager Agreement in effect prior to September 1, 2017.

(2)
The distribution fees accrue daily and are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. The future estimated amounts payable of approximately $7.9 million and $1.9 million as of December 31, 2018 and 2017, respectively, are included in other liabilities on the consolidated balance sheets. Prior to September 1, 2017, the future estimated amounts payable included ongoing dealer manager fees.

(3)
Amount for the years December 31, 2018, 2017 and 2016 included in advisory fees, related party on the consolidated statements of operations. Of these total amounts, included are approximately $0.5 million, $0.7 million and $1.1 million, respectively, that we were not obligated to pay in consideration of the issuance of Company RSUs to the Advisor. See “Advisor RSU Agreements” below for more detail.

(4)
Amounts for the years December 31, 2017 and 2016 include approximately $1.7 million and $1.9 million, respectively, and are included in gain on sale of real property on the consolidated statements of operations. For the year ended December 31, 2017, we paid the Advisor approximately $1.4 million in consideration for disposition services rendered prior to September 1, 2017 for which the Advisor had not otherwise been paid a fee, of which $1.2 million is included in gain on sale of real property on the consolidated statements of operations and $0.2 million was deferred in other assets on the consolidated balance sheets until the occurrence of future dispositions. Additionally, for the years December 31, 2017 and 2016, amounts include approximately $45,000 and $265,000, respectively, paid to the Advisor for advisory fees associated with the disposition of real properties, which are included in impairment of real estate property on the consolidated statements of operations. Pursuant to the Advisory Agreement, effective September 1, 2017, the Advisor no longer receives disposition fees.

(5)
Amounts include approximately $6.6 million, $6.6 million and $6.8 million for the years ended December 31, 2018, 2017 and 2016, respectively, related to the reimbursement of a portion of the salary, bonus and benefits for employees of the Advisor, including our named executive officers, for services provided to us for which the Advisor does not otherwise receive a separate fee. A portion of compensation received by certain employees of the Advisor and its affiliates may be in the form of a restricted stock grant awarded by us. We show these as reimbursements to the Advisor to the same extent that we recognize the related share-based compensation on our consolidated statements of operations. The balance of such reimbursements is made up primarily of other general overhead and administrative expenses, including, but not limited to, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment, and other costs, which are included in general and administrative expenses on the consolidated statements of income. As of September 1, 2017, we no longer reimburse salary, bonus and benefits of our named executive officers. However, we will reimburse the Advisor for bonuses of our named executive offers for services provided to us prior to September 1, 2017 upon the final determination and payment of such bonuses to our named executive officers during the first quarter of 2018.

(6)	Includes costs reimbursed to the Advisor related to the DST Program.

(7)	Pursuant to the Advisory Agreement, effective September 1, 2017, the Advisor no longer receives a development management fee.

(8)	Amount for the years December 31, 2018, 2017 and 2016 included in advisory fees, related party on the consolidated statements of operations.
Equity Incentive Plans
Our equity incentive plans provide for the potential granting of cash-based awards and stock-based awards, including stock options, stock appreciation rights, restricted stock, and stock units to our employees (if we have any in the future), our independent directors, employees of the Advisor or its affiliates, other advisors and consultants of ours and of the Advisor selected by the plan administrator for participation in the equity incentive plans, and any prospective director, officer, employee, consultant, or advisor of the Company and the Advisor. Any such stock-based awards, including stock options, stock appreciation rights, restricted stock, and stock units, if granted, will provide for exercise prices, where applicable, that are not less than the fair market value of shares of our common stock on the date of the grant.
At each annual meeting of stockholders the independent directors automatically, upon election, receive an award, pursuant to our equity incentive plans, of $10,000 in RSUs with respect to Class I shares of our common stock, with the number of RSUs based on the NAV per Class I share as of the end of the day of the annual meeting.
Advisor RSU Agreements
Pursuant to the terms of Restricted Stock Unit Agreements with the Advisor (the “Advisor RSU Agreements”), we have granted restricted stock units (“Company RSUs”) to the Advisor in exchange for certain advisory fee and expense reimbursement offsets. No additional grants are scheduled at this time. Each Company RSU will, upon vesting, be settled in one share of our Class I common stock. The Company RSUs are subject to specified vesting and settlement provisions and, upon settlement in Class I shares of our common stock, require offsets of advisory fees and expenses otherwise payable by us to the Advisor based on a value of the NAV per Class I share on the grant date of the applicable Company RSU. As of December 31, 2018, approximately 0.6 million of the Class I shares that were issued upon settlement of Company RSUs have been used for fee offset over the past five years. These Company RSUs are expected to be reallowed by the Advisor to its senior management.
The purposes of the Advisor RSU Agreements are to promote an alignment of interests among our stockholders, the Advisor and the personnel of the Advisor and its affiliates, and to promote retention of the personnel of the Advisor and its affiliates.

The Advisor has entered into agreements to redistribute substantially all of the Class I shares acquired through Company RSUs to senior level employees of the Advisor and its affiliates that provide services to us, although the terms of such redistributions (including the timing, amount and recipients) remain solely in the discretion of the Advisor.
The table below summarizes the unvested Company RSUs as of December 31, 2018:

(in thousands, except per share data)	Grant Date	Vesting Date	Number of Unvested Shares	Grant Date NAV per Class I Share
Company RSUs	2/4/2016	4/15/2019	57	$7.41
On each vesting date, an offset amount will be calculated and deducted on a pro rata basis over the next 12 months from the cash payments otherwise due and payable to the Advisor under our then-current Advisory Agreement for any fees or expense reimbursements. Each offset amount will equal the number of Company RSUs vesting on such date multiplied by the grant-date NAV per Class I share. For each Company RSU, the offset amount will always be calculated based on the grant-date NAV per Class I share, even beyond the initial grant and vesting dates. At the end of each 12-month period following each vesting date, if the offset amount has not been fully realized by offsets from the cash payments otherwise due and payable to the Advisor under the Advisory Agreement, the Advisor will promptly pay any shortfall to us.
The Advisor RSU Agreements will automatically terminate upon termination or non-renewal of the Advisory Agreement, by any party for any reason. In addition, upon a change in control of us, then either the Advisor or we may immediately terminate the Advisor RSU Agreements. Further, the Advisor may immediately terminate the Advisor RSU Agreements if we exercise certain rights under the Advisor RSU Agreements to replace the Company RSUs with another form of compensation. Upon termination of the Advisor RSU Agreements, the Advisor will promptly pay any unused offset amounts to us or, at the Advisor’s election, return Class I shares in equal value based on the Class I NAV as of the date of termination of the Advisor RSU Agreements. In addition, upon termination of the Advisor RSU Agreements, all unvested Company RSUs will be forfeited except that, unless the Advisor RSU Agreements were terminated at the election of the Advisor following a change in control of us or as a result of a premature termination of the Advisory Agreement at our election for cause (as defined in the Advisory Agreement) or upon the bankruptcy of the Advisor, then following such forfeiture of Company RSUs, the Advisor will have the right to acquire from us the number of Class I shares equal to the number of Company RSUs forfeited, in return for a purchase price equal to such number of Class I shares multiplied by the grant-date NAV per Class I share. The Advisor must notify us of its election to exercise the foregoing acquisition right within 30 days following the termination of the Advisor RSU Agreements, and the parties will close the transaction within 60 days following the termination of the Advisor RSU Agreements.
If our board of directors declares and we pay a cash dividend on Class I shares for any period in which the Company RSUs are outstanding (regardless of whether such Company RSUs are then vested), the Advisor will be entitled to dividend equivalents with respect to that cash dividend equal to the cash dividends that would have been payable on the same number of Class I shares as the number of Company RSUs subject to the Advisor RSU Agreements had such Class I shares been outstanding during the same portion of such period as the Company RSUs were outstanding. Any such dividend equivalents may be paid in cash or Class I shares, at the Advisor’s election.
Transactions with Affiliates
We initially contributed $2,000 into the Operating Partnership in exchange for 200 OP Units, representing the sole general partner interest in the Operating Partnership. Subsequently, we contributed 100% of the gross proceeds received from our public offerings of common stock to the Operating Partnership in exchange for OP Units representing our interest as a limited partner of the Operating Partnership. As of December 31, 2018 and 2017, we held a 92.6% and 92.1%, respectively, limited partnership interest in the Operating Partnership. The remaining limited partnership interests in the Operating Partnership are held by third-party investors, which are classified as noncontrolling interests on the consolidated balance sheets. See “Note 9” for detail regarding our noncontrolling interests.

11. NET (LOSS) INCOME PER COMMON SHARE
The computation of our basic and diluted net (loss) income per share attributable to common stockholders is as follows:

	For the Year Ended December 31,
(in thousands, except per share data)	2018	2017	2016
Net (loss) income attributable to common stockholders—basic	$(1,237)	$72,216	$49,976
Net (loss) income attributable to OP Units	(105)	6,117	3,883
Net (loss) income attributable to common stockholders—diluted	$(1,342)	$78,333	$53,859
Weighted-average shares outstanding—basic	128,740	142,349	159,648
Incremental weighted-average shares effect of conversion of OP Units	10,934	11,807	12,398
Weighted-average shares outstanding—diluted	139,674	154,156	172,046
Net (loss) income per share attributable to common stockholders:
Basic	$(0.01)	$0.51	$0.31
Diluted	$(0.01)	$0.51	$0.31

12. SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental cash flow information and disclosure of non-cash investing and financing activities is as follows:

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Cash paid for interest	$42,048	$37,473	$38,161
Distributions reinvested in common stock	18,988	23,282	20,576
Non-cash disposition of real property	—	—	7,830
Change in accrued future ongoing distribution fees	6,052	(2,058)	3,934
Restricted Cash
Restricted cash consists of lender and property-related escrow accounts. The following table presents the components of the beginning of period and end of period cash, cash equivalents and restricted cash reported within the consolidated statements of cash flows:

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Beginning of period:
Cash and cash equivalents	$10,475	$13,864	$15,769
Restricted cash	8,541	7,282	18,394
Cash, cash equivalents and restricted cash	$19,016	$21,146	$34,163
End of period:
Cash and cash equivalents	$10,008	$10,475	$13,864
Restricted cash	7,030	8,541	7,282
Cash, cash equivalents and restricted cash	$17,038	$19,016	$21,146

13. COMMITMENTS AND CONTINGENCIES
We and the Operating Partnership are not presently involved in any material litigation nor, to our knowledge, is any material litigation threatened against us or our investments.
Environmental Matters
A majority of the properties we acquire are subject to environmental reviews either by us or the previous owners. In addition, we may incur environmental remediation costs associated with certain land parcels we may acquire in connection with the development of the land. We have acquired certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous materials. We may purchase various environmental insurance policies to mitigate our exposure to environmental liabilities. We are not aware of any environmental liabilities that we believe would have a material adverse effect on our business, financial condition, or results of operations as of December 31, 2018.

14. SEGMENT FINANCIAL INFORMATION
Our three reportable segments are office, retail and industrial. Factors used to determine our reportable segments include the physical and economic characteristics of our properties and the related operating activities. Our chief operating decision makers rely primarily on net operating income to make decisions about allocating resources and assessing segment performance. Net operating income is the key performance metric that captures the unique operating characteristics of each segment. Items that are not directly assignable to a segment, such as certain corporate items, are not allocated but reflected as reconciling items.
The following table sets forth the financial results by segment for the years ended December 31, 2018, 2017 and 2016:

(in thousands)	Office	Retail	Industrial	Corporate	Consolidated
2018
Rental revenues	$108,421	$73,416	$7,794	$—	$189,631
Rental expenses	(42,544)	(17,618)	(1,505)	—	(61,667)
Net operating income	$65,877	$55,798	$6,289	$—	$127,964
Real estate-related depreciation and amortization	$33,335	$20,616	$3,915	$—	$57,866
Total assets	$724,875	$671,007	$111,230	$73,990	$1,581,102
2017
Rental revenues	$108,305	$81,871	$6,342	$—	$196,518
Rental expenses	(44,520)	(20,388)	(1,624)	—	(66,532)
Net operating income	$63,785	$61,483	$4,718	$—	$129,986
Real estate-related depreciation and amortization	$41,283	$24,216	$2,571	$—	$68,070
Total assets	$775,917	$705,696	$58,657	$67,836	$1,608,106
2016
Rental revenues	$126,782	$82,372	$6,073	$—	$215,227
Rental expenses	(42,482)	(21,355)	(1,750)	—	(65,587)
Net operating income	$84,300	$61,017	$4,323	$—	$149,640
Real estate-related depreciation and amortization	$50,996	$26,142	$2,967	$—	$80,105
Total assets	$825,961	$827,799	$57,651	$72,317	$1,783,728
We consider net operating income to be an appropriate supplemental performance measure and believe net operating income provides useful information to our investors regarding our financial condition and results of operations because net operating income reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, acquisition expenses, impairment charges, interest expense, gains on sale of properties, other income and expense, gains and losses on the extinguishment of debt and noncontrolling interests. However, net operating income should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our net operating income may not be comparable to that of other real estate companies, as they may use different methodologies for calculating net operating income. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.

The following table is a reconciliation of our reported net income attributable to common stockholders to our net operating income for the years ended December 31, 2018, 2017 and 2016.

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Net (loss) income attributable to common stockholders	$(1,237)	$72,216	$49,976
Debt-related income	(694)	(828)	(943)
Real estate-related depreciation and amortization	57,866	68,070	80,105
General and administrative expenses	8,817	9,235	9,450
Advisory fees, related party	14,149	13,285	14,857
Acquisition expenses	—	—	667
Impairment of real estate property	14,648	1,116	2,677
Other expense (income)	251	462	(2,207)
Interest expense	48,358	42,305	40,782
Gain on extinguishment of debt	—	—	(5,136)
Gain on sale of real property	(14,093)	(83,057)	(45,660)
Net (loss) income attributable to noncontrolling interests	(101)	7,182	5,072
Net operating income	$127,964	$129,986	$149,640

15. QUARTERLY FINANCIAL DATA (UNAUDITED)
Selected quarterly financial data is as follows:

	For the Quarter Ended
(in thousands, except per share data)	March 31	June 30	September 30	December 31
2018
Total revenues	$44,627	$46,633	$49,675	$49,390
Total operating expenses	$(42,656)	$(35,575)	$(42,706)	$(36,210)
Other expenses	$(11,362)	$(56)	$(10,726)	$(12,372)
Net (loss) income	$(9,391)	$11,002	$(3,757)	$808
Net (loss) income attributable to common stockholders	$(8,635)	$10,115	$(3,465)	$748
Net (loss) income attributable to common stockholders per common share—basic and diluted	$(0.07)	$0.08	$(0.03)	$0.01
2017
Total revenues	$52,739	$50,265	$49,672	$44,670
Total operating expenses	$(41,119)	$(41,950)	$(40,477)	$(34,692)
Other (expenses) income	$(9,793)	$100	$(11,340)	$61,323
Net income (loss)	$1,827	$8,415	$(2,145)	$71,301
Net income (loss) attributable to common stockholders	$1,661	$6,805	$(1,960)	$65,710
Net income (loss) attributable to common stockholders per common share—basic and diluted (1)	$0.01	$0.05	$(0.01)	$0.49

(1)
Quarterly net income per common share amounts do not total the annual net income per common share amount due to changes in the number of weighted-average shares outstanding calculated on a quarterly and annual basis and included in the net income per share calculation.

16. SUBSEQUENT EVENTS
Debt
On January 11, 2019, we amended and restated our existing senior unsecured revolving and term credit facility agreement by entering into a $450.0 million line of credit and a $325.0 million term loan, for an aggregate amount of $775.0 million. The maturity date of the line of credit was extended to January 31, 2023 and contains two six-month extension options, subject to certain conditions. The effective interest rate for the line of credit is calculated based on the LIBOR, plus a margin ranging from 1.30% to 2.10%, depending on our consolidated leverage ratio. The maturity date of the term loan was extended to January 31, 2024 and the effective interest rate for the term loan is based on LIBOR, plus a margin ranging from 1.25% to 2.05%, depending on our consolidated leverage ratio. As of January 11, 2019, we had $250.0 million and $150.0 million outstanding under this line of credit and term loan, respectively.
We also amended and restated our existing senior unsecured term loan agreement on January 11, 2019, by entering into a $200.0 million term loan. The maturity date for this term loan is February 27, 2022, and contains two one-year extension options, subject to certain conditions. The primary interest rate for this term loan is based on LIBOR, plus a margin ranging from 1.25% to 2.05%, depending on our consolidated leverage ratio. As of January 11, 2019, we had $200.0 million outstanding under this term loan.
Agreement to Sell Property
On February 8, 2019, we entered into an agreement to sell an office property located in San Francisco, California (“655 Montgomery”) to an unrelated third party for a gross sales price of approximately $191.5 million. 655 Montgomery is encumbered by a mortgage note and a mezzanine loan secured by a pledge of ownership interests in this property, which we expect to prepay at par upon the closing of this transaction. As of December 31, 2018, the mortgage note and mezzanine loan had an aggregate outstanding principal balance of approximately $98.6 million with a weighted-average variable interest rate of 5.25% and both mature in September 2020. The closing of this transaction is subject to various contingencies, and we cannot provide assurance whether or when this transaction will occur. The current outside closing date is May 6, 2019, although such closing may occur earlier upon satisfaction of certain conditions.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2018

				Initial Cost to Company				Gross Amount Carried at December 31, 2018
($ in thousands)	Location	No. of Buildings	Debt (1)	Land	Buildings and Improvements (2)	Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition (4)	Land	Buildings and Improvements (2)	Total Costs (3, 4)	Accumulated Depreciation (4, 5)	Acquisition Date	Depreciable Life (Years)
Office properties:
Bala Pointe	Bala Cynwyd, PA	1	$—	$10,115	$27,516	$37,631	$10,090	$10,116	$37,605	$47,721	$17,575	8/28/2006	1-40
1300 Connecticut	Washington, DC	1	52,133	25,177	41,250	66,427	5,225	25,177	46,475	71,652	25,359	3/10/2009	2-40
655 Montgomery	San Francisco, CA	1	98,600	32,632	83,678	116,310	10,893	32,633	94,570	127,203	21,789	11/7/2013	1-40
1st Avenue Plaza	Denver, CO	2	—	15,713	65,252	80,965	4,404	15,713	69,656	85,369	15,325	8/22/2014	1-40
Rialto	Austin, TX	2	—	5,094	32,652	37,746	3,288	5,094	35,940	41,034	7,657	1/15/2015	1-40
CityView	Austin, TX	2	—	4,606	65,250	69,856	4,069	4,606	69,319	73,925	13,311	4/24/2015	1-40
Eden Prairie	Eden Prairie, MN	1	—	3,538	25,865	29,403	125	3,538	25,990	29,528	9,618	10/3/2008	5-40
Austin-Mueller Health Center	Austin, TX	1	—	2,663	42,315	44,978	67	2,663	42,382	45,045	16,221	12/23/2008	11-40
Campus Road Office Center	Princeton, NJ	1	—	5,302	45,773	51,075	2,004	5,302	47,777	53,079	19,682	11/3/2009	5-40
Preston Sherry Plaza	Dallas, TX	1	32,432	7,500	22,303	29,803	10,228	7,500	32,531	40,031	14,137	12/16/2009	1-40
3 Second Street	Jersey City, NJ	1	127,000	16,800	193,742	210,542	26,994	16,800	220,736	237,536	94,683	6/25/2010	3-40
Park Place	Dublin, CA	1	—	4,501	68,211	72,712	20,896	4,501	89,107	93,608	34,899	6/25/2010	7-40
Venture Corporate Center	Hollywood, FL	3	—	10,961	34,151	45,112	1,545	10,961	35,696	46,657	9,232	8/6/2015	1-40
Bank of America Tower	Boca Raton, FL	1	—	5,030	30,917	35,947	1,071	5,030	31,988	37,018	5,043	12/11/2015	1-40
Total office properties		19	$310,165	$149,632	$778,875	$928,507	$100,899	$149,634	$879,772	$1,029,406	$304,531

Retail properties:
Bandera Road	San Antonio, TX	1	$—	$8,221	$23,472	$31,693	$2,893	$8,221	$26,365	$34,586	$9,466	2/1/2007	1-40
Beaver Creek	Apex, NC	1	—	12,426	31,375	43,801	1,243	12,426	32,618	45,044	11,979	5/11/2007	1-40
Braintree	Braintree, MA	1	—	9,270	31,266	40,536	1,448	9,270	32,714	41,984	12,043	8/1/2007	1-40
Holbrook	Holbrook, MA	1	—	3,828	10,073	13,901	(6,108)	1,708	6,085	7,793	4,695	8/1/2007	1-40
Kingston	Kingston, MA	1	—	8,580	12,494	21,074	3,833	8,580	16,327	24,907	6,002	8/1/2007	1-40
Manomet	Manoment, MA	1	—	1,890	6,480	8,370	1,982	1,890	8,462	10,352	2,778	8/1/2007	2-40

				Initial Cost to Company				Gross Amount Carried at December 31, 2018
($ in thousands)	Location	No. of Buildings	Debt (1)	Land	Buildings and Improvements (2)	Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition (4)	Land	Buildings and Improvements (2)	Total Costs (3, 4)	Accumulated Depreciation (4, 5)	Acquisition Date	Depreciable Life (Years)
Orleans	Orleans, MA	1	—	8,780	23,683	32,463	509	8,780	24,192	32,972	9,001	8/1/2007	1-40
Sandwich	Sandwich, MA	1	—	7,380	25,778	33,158	762	7,380	26,540	33,920	9,602	8/1/2007	1-40
Wareham	Wareham, MA	1	—	12,972	27,030	40,002	3,415	12,972	30,445	43,417	11,442	8/1/2007	1-40
Abington	Abington, MA	1	—	14,396	594	14,990	—	14,396	594	14,990	594	8/1/2007	—
Hyannis	Hyannis, MA	1	—	10,405	917	11,322	—	10,405	917	11,322	568	8/1/2007	18-68
Mansfield	Mansfield, MA	1	—	5,340	16,490	21,830	—	5,340	16,490	21,830	5,777	8/1/2007	16-86
Meriden	Meriden, CT	1	—	6,560	22,014	28,574	—	6,560	22,014	28,574	8,131	8/1/2007	13-43
Weymouth	Weymouth, MA	2	—	5,170	19,396	24,566	(251)	4,913	19,402	24,315	7,109	8/1/2007	4-40
Whitman 475 Bedford Street	Whitman, MA	1	—	3,610	11,682	15,292	—	3,610	11,682	15,292	4,230	8/1/2007	16-56
Brockton Westgate Plaza	Brockton, MA	1	—	3,650	6,507	10,157	1,766	3,650	8,273	11,923	2,832	8/1/2007	2-40
New Bedford	New Bedford, MA	1	6,437	3,790	11,152	14,942	—	3,790	11,152	14,942	3,720	10/18/2007	22-40
Norwell	Norwell, MA	1	3,076	5,850	14,547	20,397	—	5,850	14,547	20,397	5,193	10/18/2007	15-65
270 Center	Washington, DC	1	70,000	19,779	42,515	62,294	720	19,781	43,233	63,014	17,403	4/6/2009	1-40
Springdale	Springfield, MA	1	—	11,866	723	12,589	8	11,866	731	12,597	500	2/18/2011	6-62
Saugus	Saugus, MA	1	—	3,783	9,713	13,496	120	3,783	9,833	13,616	4,942	3/17/2011	3-40
Durgin Square	Portsmouth, NH	2	—	7,209	21,055	28,264	1,819	7,209	22,874	30,083	6,445	5/28/2014	1-40
Salt Pond	Narragansett, RI	2	—	8,759	40,233	48,992	1,023	8,759	41,256	50,015	8,167	11/4/2014	1-40
South Cape	Mashpee, MA	6	—	9,936	27,552	37,488	4,114	10,307	31,295	41,602	5,290	3/18/2015	1-40
Shenandoah	Davie, FL	3	9,854	10,501	27,397	37,898	195	10,501	27,592	38,093	4,612	8/6/2015	1-40
Chester Springs	Chester, NJ	4	—	7,376	51,155	58,531	1,512	7,376	52,667	60,043	8,758	10/8/2015	1-40
Yale Village	Tulsa, OK	4	—	3,492	30,655	34,147	(12)	3,492	30,643	34,135	3,750	12/9/2015	3-40
Suniland Shopping Center	Pinecrest, FL	4	—	34,804	33,902	68,706	402	34,804	34,304	69,108	4,830	5/27/2016	1-40
Total retail properties		47	$89,367	$249,623	$579,850	$829,473	$21,393	$247,619	$603,247	$850,866	$179,859

				Initial Cost to Company				Gross Amount Carried at December 31, 2018
($ in thousands)	Location	No. of Buildings	Debt (1)	Land	Buildings and Improvements (2)	Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition (4)	Land	Buildings and Improvements (2)	Total Costs (3, 4)	Accumulated Depreciation (4, 5)	Acquisition Date	Depreciable Life (Years)
Industrial properties:
South Columbia	Campbellsville, KY	1	$—	$730	$25,092	$25,822	$5,156	$730	$30,248	$30,978	$14,152	6/25/2010	4-40
Vasco Road	Livermore, CA	1	—	4,880	12,019	16,899	(698)	4,880	11,321	16,201	963	7/21/2017	3-40
Northgate	North Las Vegas, NV	1	—	3,940	20,715	24,655	16	3,942	20,729	24,671	1,126	7/26/2017	10-40
Stafford Grove	Houston, TX	3	—	8,540	28,879	37,419	322	8,586	29,155	37,741	912	4/9/2018	4-40
Kaiser Business Center	Philadelphia, PA	2	—	6,140	12,730	18,870	—	6,140	12,730	18,870	78	12/10/2018	2-40
Total industrial properties		8	$—	$24,230	$99,435	$123,665	$4,796	$24,278	$104,183	$128,461	$17,231
Grand total		74	$399,532	$423,485	$1,458,160	$1,881,645	$127,088	$421,531	$1,587,202	$2,008,733	$501,621

(1)
These properties are encumbered by mortgage notes. Amounts reflects principal amount outstanding as of December 31, 2018. See “Note 4 to the Consolidated Financial Statements” in the section of this Supplement titled “Financial Statements and Supplementary Data” for more detail regarding our borrowings.

(2)	Includes gross intangible lease assets.

(3)	As of December 31, 2018, the aggregate cost for federal income tax purposes of investments in property was approximately $1.7 billion (unaudited).

(4)
Amount is presented net of impairments and other write-offs of tenant-related assets that were recorded at acquisition as part of our purchase price accounting. Such write-offs are the result of lease expirations and terminations.

(5)	Includes intangible lease asset amortization.

The following table summarizes investment in real estate properties and accumulated depreciation and amortization activity for the periods presented below:

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Investments in real estate properties:
Balance at the beginning of period	$2,028,906	$2,204,322	$2,380,174
Acquisitions of properties	56,289	41,554	68,706
Improvements	46,973	33,332	32,885
Disposition of properties	(107,292)	(242,424)	(271,944)
Impairment	(14,648)	(1,116)	(2,677)
Write-offs of intangibles and tenant leasing costs	(1,495)	(6,762)	(2,822)
Balance at the end of period	$2,008,733	$2,028,906	$2,204,322
Accumulated depreciation and amortization:
Balance at the beginning of period	$488,636	$492,911	$505,957
Real estate depreciation and amortization expense	57,866	68,070	80,105
Above-market lease assets amortization expenses	1,096	2,392	5,515
Disposition of properties	(44,482)	(67,975)	(96,113)
Write-offs of intangibles and tenant leasing costs	(1,495)	(6,762)	(2,553)
Balance at the end of period	$501,621	$488,636	$492,911